Exhibit 99.1

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 NAVN OG FORMÅL NAME AND OBJECTS 1.1 Selskabets navn er Forward Pharma A/S. The name of the company is Forward Pharma A/S. 1.2 Selskabets formål er direkte eller indi - rekte via datterselskaber at drive akti - viteter med udvikling, fremstilling, di - stribution og salg af lægemidler, og enhver anden relateret virksomhed ef - ter bestyrelsens skøn . Herudover kan selskabet deltage i samarbejder eller indgå i partnerskaber med andre virk - somheder inden for sit forretningsom - råde, herunder udlicensiere rettighe - der inden for sit forretningsområde . The object of the company is, directly or indirectly through subsidiaries, to conduct business within development, manufacturing, distribution and sale of drugs and medicaments, as well as any other related activities at the discre - tion of the board of directors . Further - more, the company may, within its line of business, participate in partnerships or co - operate with other businesses, including by licensing out rights within its line of business . 2 AKTIEKAPITAL OG AKTIER SHARE CAPITAL AND SHARES 2.1 Selskabets aktiekapital udgør nominelt kr . 950 . 738 , 64 , fordelt i aktier à nomi - nelt kr . 0 , 01 eller multipla heraf . The company's nominal share capital is DKK 950 , 738 . 64 , divided into shares of DKK 0 . 01 each or multiples thereof . 2.2 Aktiekapitalen er fuldt indbetalt. The share capital has been fully paid up. 2.3 Aktierne skal lyde på navn og skal no - teres på navn i selskabets ejerbog. The shares shall be issued in the name of the holder and shall be recorded in the name of the holder in the compa - ny's register of shareholders .

2 2.4 Ejerbogen føres af Computershare A/S (CVR - nr. 27088899). The register of shareholders is kept by Computershare A/S (Company Regis - tration (CVR) no. 27088899). 2.5 Aktierne er ikke - omsætningspapirer . Der gælder ingen indskrænkninger i aktiernes omsættelighed . The shares are non - negotiable instru - ments . No restrictions shall apply to the transferability of the shares . 2.6 Ingen aktier har særlige rettigheder. No shares shall carry special rights. 2.7 Ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist af selskabet eller andre . No shareholder shall be under an obli - gation to have his shares redeemed in whole or in part by the company or by any third party . 2.8 Der udstedes ikke ejerbeviser for ak - tier i selskabet. No share certificates are issued for the shares in the company. 3 UDSTEDELSE AF WARRANTS OG FORHØJELSE AF AKTIEKAPITALEN ISSUE OF WARRANTS AND IN - CREASE OF THE SHARE CAPITAL Warrants til medarbejdere m.v. Warrants to employees etc. 3.1 Selskabet har frem til 30 . juni 2014 udstedt warrants til selskabets medar - bejdere og konsulenter og medarbej - dere og konsulenter i dets dattersel - skab, Forward Pharma GmbH, i et så - dant omfang og på sådanne vilkår, som fremgår af bilag 1 , der udgør en integreret del af disse vedtægter . End - videre har bestyrelsen i henhold til be - myndigelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt yder - ligere 89 . 080 warrants, der er omfat - tet af bilag 1 , til en af selskabets kon - sulenter uden fortegningsret for sel - skabets aktionærer . “The company has up until 30 June 2014 issued warrants to the com - pany’s employees and consultants and employees and consultants of its sub - sidiary, Forward Pharma GmbH, to the extent and on such terms and condi - tions as set forth in appendix 1 which forms an integral part of these articles of association . In addition, pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of associa - tion, the board of directors has on 1 June 2016 issued additional 89 , 080 warrants covered by appendix 1 to one of the company's consultants without

3 any pre - emption rights for the compa - ny's shareholders. 3.2 Bestyrelsen er i perioden indtil 1 . maj 2024 bemyndiget til, ad én eller flere gange, uden fortegningsret for selska - bets eksisterende aktionærer, at ud - stede op til 53 . 400 . 000 warrants (hvoraf 51 . 261 . 480 allerede er udstedt forud for bemyndigelsens forlængelse den 7 . maj 2019 ), der hver giver ret til at tegne en aktie á nominelt DKK 0 , 01 , til dets medarbejdere, direktionsmed - lemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, di - rektionsmedlemmer, bestyrelsesmed - lemmer og konsulenter i dets datter - selskaber . Bestyrelsen kan også be - nytte denne bemyndigelse til at ud - stede nye warrants som erstatning for eksisterende og ikke udnyttede war - rants, der ejes af tidligere medarbej - dere, direktionsmedlemmer, bestyrel - sesmedlemmer og konsulenter i sel - skabet og dets datterselskaber . Besty - relsen bemyndiges samtidig til at fore - tage de dertilhørende kapitalforhøjel - ser med op til nominelt DKK 534 . 000 , det vil sige op til 53 . 400 . 000 aktier á nominelt DKK 0 , 01 . De nye aktier, som kan tegnes ved udnyttelse af warrants, udstedes til en tegningskurs, der fast - sættes af bestyrelsen, og som kan være lavere end markedskursen på tidspunktet for udstedelsen af de på - gældende warrants . Øvrige vilkår for warrants fastsættes af bestyrelsen i forbindelse med bestyrelsens udnyt - telse af bemyndigelsen . In the period until 1 May 2024 , the board of directors is authorized, in one or more rounds, without pre - emption rights for the company’s existing share - holders, to issue up to 53 , 400 , 000 warrants (of which 51 , 261 , 480 have already been issued prior to the extension of the authori - zation on 7 May 2019 ), which each en - titles the holder to subscribe for one share of nominally DKK 0 . 01 , to the company’s employees, members of the management, members of the board of directors, and consultants and/or em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of its subsidiaries . The board of directors may also use this authorization to issue new war - rants in replacement of existing, unex - ercised warrants held by former em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of the company and its subsidiaries . The board of di - rectors is further authorized to imple - ment the capital increases required for this purpose by up to nominally DKK 534 , 000 , i . e . up to 53 , 400 , 000 shares of nominally DKK 0 . 01 each . The sub - scription price for the new shares that may be subscribed for by exercise of the warrants in question shall be fixed by the board of directors and may be lower than the market price at the time of issue of the warrants . Other terms and conditions for the warrants, which

4 can be issued by the board of directors according to the authorization, shall be fixed by the board of directors. 3.3 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 2 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 2 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, that the shares shall be subscribed for against payment of cash; at aktierne skal være ikke - omsæt - ningspapirer, that the shares shall be non - negotiable instruments at aktierne skal lyde på navn og no - teres i selskabets ejerbog, og that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders ; and at aktierne i øvrigt i enhver hen - seende har samme rettigheder som de eksisterende aktier. that the shares in every respect shall carry the same rights as the existing shares . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen. The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . 3.3A [Flyttet til punkt 1.1 i bilag 2 til ved - tægterne] [Moved to clause 1.1 of appendix 2 to the articles of association]

3.3B	[Flyttet til punkt 1.2 i bilag 2 til vedtægterne]	[Moved to clause 1.2 of appendix 2 to the articles of association]
3.3C	[Flyttet til punkt 1.3 i bilag 2 til vedtægterne]	[Moved to clause 1.3 of appendix 2 to the articles of association]
3.3D	[Flyttet til punkt 1.4 i bilag 2 til vedtægterne]	[Moved to clause 1.4 of appendix 2 to the articles of association]
3.3E	Uanset modstridende bestemmelser og vilkår i vedtægternes 3.1-3.3 og bilag 1 og 2, skal der foretages de i bilag 3 anførte justeringer af vilkårene for de i bilag 3 nævnte udstedte warrants i selskabet og kontant kompensation af disse warrantindehavere som følge af de ændringer i selskabets kapitalforhold, der blev vedtaget på Selskabets ekstraordinære generalforsamling den 2. august 2017.	Irrespective of anything to the contrary set out in the provisions of articles 3.1-3.3 and appendices 1 and 2 to the company's articles of associations, appendix 3 hereto prescribes the adjustments to be made to the terms governing the warrants specified in appendix 3 and the cash compensation of such warrant holders due to the changes in the company's capital structure resolved on the company's extraordinary general meeting on 2 August 2017.
	De i bilag 3 anførte principper for justering og kompensation finder tilsvarende anvendelse på de af selskabet udstedte "derferred share awards" før, og som stadig er i kraft, den 2. august 2017, uanset at disse optioner ikke er forankret i selskabets vedtægter.	The principles for adjustment and compensation set out in appendix 3 shall equally apply to the "deferred share awards" granted by the company prior to, and still in force on, the 2 August 2017, regardless of these awards not being embedded in the company's articles of association.
	Enhver justering i henhold til dette punkt 3.3E er dog betinget af forudgående kontraktuelt samtykke fra indehaveren af de berørte warrants og deferred share awards.	Any adjustment pursuant to this article 3.3E is, however, subject to the prior contractual consent of the holder of the affected warrants and deferred share awards.
	Aktier til medarbejdere m.v.	**Shares to employees etc.**

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6 3.4 Bestyrelsen er i perioden indtil 1 . maj 2024 bemyndiget til uden fortegnings - ret for selskabets eksisterende aktio - nærer at forhøje selskabets aktiekapi - tal, ad en eller flere omgange, med op til nominelt DKK 214 . 000 , det vil sige op til 21 . 400 . 000 aktier á nominelt DKK 0 , 01 , ved udstedelse af aktier til dets medarbejdere, direktionsmed - lemmer, bestyrelsesmedlemmer og konsulenter og/eller medarbejdere, di - rektionsmedlemmer, bestyrelsesmed - lemmer og konsulenter i dets datter - selskaber . De nye aktier udstedes til en kurs, der fastsættes af bestyrelsen og som kan være lavere end markeds - kursen . Øvrige vilkår for en sådan ud - stedelse af aktier fastsættes af besty - relsen i forbindelse med bestyrelsens udnyttelse af bemyndigelsen . In the period until 1 May 2024 , the board of directors is authorized to in - crease the share capital of the com - pany, in one or more rounds and with - out pre - emptive subscription rights for the existing shareholders, by up to nominally DKK 214 , 000 , i . e . up to 21 , 400 , 000 shares of nominally DKK 0 . 01 each, by issuance of shares to the company’s employees, members of the management, members of the board of directors, and consultants and/or em - ployees, members of the manage - ment, members of the board of direc - tors and consultants of its subsidiaries . The new shares are issued at a price determined by the board of directors, which may be lower than the market price . Other terms and conditions for such issue of shares, which can be is - sued by the board of directors accord - ing to the authorization, shall be fixed by the board of directors . 3.5 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 4 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 4 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, that the shares shall be subscribed for against payment of cash; at aktierne skal være ikke - omsæt - ningspapirer, that the shares shall be non - negotiable instruments;

7 at aktierne skal lyde på navn og no - teres i selskabets ejerbog, og at aktierne i øvrigt i enhver hen - seende har samme rettigheder som de eksisterende aktier . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen . that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders ; and that the shares in every respect shall carry the same rights as the existing shares . The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . 3.5A Bestyrelsen har den 13 . april 2015 ud - nyttet den i punkt 3 . 4 og 3 . 5 inde - holdte bemyndigelse til at forhøje sel - skabets aktiekapital ved at udstede 142 . 150 aktier a nominelt DKK 0 , 10 , i alt nominelt DKK 14 . 215 . The board of directors has on April 13 , 2015 exercised the authorization in - cluded in articles 3 . 4 and 3 . 5 to in - crease the share capital of the com - pany by issue of 142 , 150 shares of nominally DKK 0 . 10 each, in total nominally DKK 14 , 215 . 3.5B Bestyrelsen har den 29 . juli 2016 ud - nyttet den i punkt 3 . 4 og 3 . 5 inde - holdte bemyndigelse til at forhøje sel - skabets aktiekapital ved at udstede 142 , 155 aktier a nominelt DKK 0 , 10 , i alt nominelt DKK 14 . 215 , 50 . Den re - sterende del af bemyndigelsen udgør herefter nominelt DKK 185 . 569 , 50 ak - tier . The board of directors has on July 29 , 2016 exercised the authorization in - cluded in articles 3 . 4 and 3 . 5 to in - crease the share capital of the com - pany by issue of 142 , 155 shares of nominally DKK 0 . 10 each, in total nominally DKK 14 , 215 . 50 . Following this, the remaining part of the author - ization amounts to nominally DKK 185 , 569 . 50 shares . Øvrige kapitalforhøjelser Other capital increases 3.6 Bestyrelsen er indtil 1 . maj 2024 be - myndiget til at beslutte at forhøje sel - skabets aktiekapital, ad én eller flere gange, med et nominelt beløb på i alt op til DKK 1 . 000 . 000 ved udstedelse af The board of directors is authorised in the period until 1 May 2024 to resolve to increase the Company's share capi - tal in one or more issues by up to a total nominal amount of DKK

8 i alt op til 100 . 000 . 000 aktier á nomi - nelt DKK 0 , 01 til en kurs fastsat af be - styrelsen, der kan være lavere end markedskursen . 1 , 000 , 000 by issuance of up to 100 , 000 , 000 shares of DKK 0 . 01 each at a price determined by the board of directors, which may be lower than the market price . 3.7 For aktier udstedt på baggrund af be - myndigelsen i punkt 3 . 6 skal i øvrigt gælde : For shares issued pursuant to the au - thorization in article 3 . 6 the following shall apply : at der ikke kan ske delvis indbetaling, that no partial payment may take place; at tegningen af aktier foretages uden fortegningsret for de eksisterende aktionærer, that the subscription shall be effected without pre - emption rights of the ex - isting shareholders ; at aktierne skal tegnes ved kontant indbetaling, indbetaling i andre værdier end kontanter eller gælds - konvertering, that the shares shall be subscribed for against payment of cash, contribution in kind or conversion of debt ; at aktierne skal være ikke - omsæt - ningspapirer, og that the shares shall be non - negotiable instruments; and at aktierne skal lyde på navn og no - teres i selskabets ejerbog. that the shares shall be made out in the name of the holder and registered in the name of the holder in the com - pany's register of shareholders . Bestyrelsen kan foretage de ændringer i selskabets vedtægter, der måtte være en følge af kapitalforhøjelsen. The board of directors is entitled to make such amendments to the articles of association as may be required as a result of the capital increase . IPO aktier IPO shares 3.8 [Slettet] [Deleted] 3.9 [Slettet] [Deleted]

	Dansk	English
	Overallokeringsaktier	**Over-Allotment Shares**
3.10	[Slettet]	[Deleted]
3.11	[Slettet]	[Deleted]
3.12	[Slettet]	[Deleted]
4	**BEMYNDIGELSE TIL AT UDLODDE EKSTRAORDINÆRT UDBYTTE OG KØBE EGNE AKTIER**	**AUTHORIZATION TO DISTRIBUTE EXTRAORDINARY DIVIDENDS AND ACQUIRE OWN SHARES**
4.1	Bestyrelsen er af generalforsamlingen bemyndiget til at træffe beslutning om uddeling af ekstraordinært udbytte, såfremt Selskabets økonomiske situation giver grundlag for dette.	The board of directors is authorized to resolve to distribute extraordinary dividends if the company's financial situation warrants such distribution.
4.2	Bestyrelsen er i perioden indtil 1. maj 2024 bemyndiget til at lade Selskabet erhverve egne aktier i et omfang således, at den pålydende værdi af Selskabets samlede beholdning af egne aktier ikke på noget tidspunkt overstiger 10 procent af aktiekapitalen. Vederlaget for de pågældende aktier må ikke afvige mere end 20 procent fra følgende kurs: Den ved erhvervelsen noterede kurs for de på NASDAQ Global Select Market, New York, under fondskode US34986J1051 handlede American Depositary Shares relateret til selskabets aktier divideret med 2 (svarende til antallet af underliggende aktier i selskabet per American Depositary Share). Autorisationen kan benyttes til at (i) erhverve egne aktier direkte, og/eller (ii) erhverve American Depositary Shares som derefter kan	In the period until 1 May 2024, the board of directors is authorized to have the company acquire own shares to such extent that the nominal value of the company's aggregate holding of own shares at no time may exceed 10 percent of the share capital. The price payable for the shares in question may not deviate by more than 20 percent from the following price: The prevailing quoted price at the time of the acquisition applicable to the American Depositary Shares related to the company's shares traded under ISIN code US34986J1051 at NASDAQ Global Select Market, New York, divided by 2 (equalling the number of underlying shares in the company per American Depositary Share). The authorization can be utilized to (i) acquire own shares directly, and/or (ii) acquire American

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overleveres til depotbanken mod levering af de underliggende aktier repræsenteret af American Depositary Shares.

Depositary Shares which can then be surrendered to the depository bank enabling the company to take delivery of the underlying shares represented by such American Depository Shares.

5 GENERALFORSAMLINGEN, AFHOLDELSESSTED OG INDKALDELSE

GENERAL MEETING, VENUE AND NOTICE

5.1 Generalforsamlingen er inden for de ved lovgivningen og vedtægterne fastsatte grænser den højeste myndighed i selskabet.

The general meeting has the supreme authority in all matters relating to the company subject to law and these articles of association.

5.2 Selskabets generalforsamlinger afholdes i Region Hovedstaden, Danmark.

The general meetings of the company shall be held in the Capital Region of Denmark.

5.3 Selskabets ordinære generalforsamling afholdes i så god tid, at den reviderede og godkendte årsrapport kan indsendes til Erhvervsstyrelsen, så den er modtaget i styrelsen inden 5 måneder efter udløbet af hvert regnskabsår.

The annual general meeting of the company shall be held well in advance in order for the revised and adopted annual report to be sent to and received by the Danish Business Authority within 5 months after the expiry of each financial year.

5.4 Ekstraordinær generalforsamling afholdes, når bestyrelsen eller revisor forlanger det. Ekstraordinær generalforsamling skal endvidere afholdes, når det forlanges af aktionærer, der tilsammen ejer mindst fem procent af aktiekapitalen. Sådan begæring skal ske skriftligt til bestyrelsen og være ledsaget af et bestemt angivet forslag til dagsordenspunkt. Bestyrelsen indkalder til en ekstraordinær generalforsamling senest to uger efter, at det er forlangt.

Extraordinary general meetings shall be held when determined by the board of directors or requested by the company's auditor. Furthermore, an extraordinary general meeting shall be held when requested by shareholders possessing no less than five per cent of the share capital. Such request shall be submitted in writing to the board of directors and be accompanied by a specific proposal for the business to be transacted. The board of directors con-

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		venes an extraordinary general meeting no later than two weeks after such request has been made.
5.5	Generalforsamlinger indkaldes af bestyrelsen med mindst to ugers og højst fire ugers varsel. Indkaldelsen offentliggøres på selskabets hjemmeside og i øvrigt på den måde og i den form, som de børser, på hvilke selskabets aktier er noteret, til enhver tid måtte forlange. Indkaldelse sendes endvidere til alle i ejerbogen noterede aktionærer, som har fremsat begæring herom.	General meetings shall be convened by the board of directors with at least two weeks' and not more than four weeks' notice. The notice shall be published on the company's website and moreover in such way and in such form as required from time to time by the stock exchanges on which the company's shares are listed. Furthermore, a notice of the general meeting shall be sent to all shareholders recorded in the company's register of shareholders who have so requested.
5.6	I indkaldelsen skal angives tid og sted for generalforsamlingen samt dagsorden, hvoraf det fremgår, hvilke anliggender der skal behandles på generalforsamlingen. Såfremt forslag til vedtægtsændringer skal behandles på generalforsamlingen, skal forslagets væsentligste indhold angives i indkaldelsen. Indkaldelse til generalforsamlingen, hvor der skal træffes beslutning efter selskabslovens § 77, stk. 2, § 92, stk. 1 eller 5, eller § 107, stk. 1 eller 2, skal indeholde den fulde ordlyd af forslaget.	The notice shall specify the time and place of the general meeting and the agenda containing the business to be transacted at the general meeting. If a proposal to amend the articles of association is to be considered at the general meeting, the main contents of the proposal must be specified in the notice. Notices convening general meetings at which a resolution shall be passed pursuant to Section 77(2), Section 92(1) or (5), or Section 107(1) or (2) of the Danish Companies Act must set out the full wording of the proposals.
5.7	I en periode på to uger før en generalforsamling, inklusive datoen for generalforsamlingens afholdelse, gøres følgende oplysninger tilgængelige på selskabets hjemmeside:	For a period of two weeks prior to the general meeting, including the date of the general meeting, the following information shall be available on the company's website:

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(a) Indkaldelsen

(b) Det samlede antal aktier og stemmerettigheder på datoen for indkaldelsen

(c) De dokumenter, der skal fremlægges på generalforsamlingen

(d) Dagsordenen og de fuldstændige forslag samt for den ordinære generalforsamlings vedkommende tillige revideret årsrapport

(e) De formularer, der skal anvendes ved stemmeafgivelse pr. fuldmagt eller skriftligt ved brevstemme.

(a) The notice convening the general meeting;

(b) The total number of shares and voting rights on the date of the notice;

(c) The documents to be presented at the general meeting;

(d) The agenda and the complete proposals as well as, for annual general meetings, the audited annual report;

(e) The forms to be used for voting by proxy or voting by correspondence.

6 DAGSORDEN FOR DEN ORDINÆRE GENERALFORSAMLING, DIRIGENT og PROTOKOL

AGENDA FOR THE ANNUAL GENERAL MEETING, CHAIRMAN AND PROTOCOL

6.1 Enhver aktionær har ret til at få et bestemt emne behandlet på den ordinære generalforsamling. Begæring herom skal fremsættes skriftligt over for bestyrelsen senest seks uger før generalforsamlingens afholdelse.

Every shareholder shall be entitled to have a specific subject considered at the annual general meeting. Such proposals must be submitted in writing to the board of directors not later than six weeks prior to the general meeting.

6.2 Dagsordenen for den ordinære generalforsamling skal omfatte følgende:

The agenda for the annual general meeting shall include the following:

(a) Bestyrelsens beretning om selskabets virksomhed i det forløbne regnskabsår

(b) Fremlæggelse og godkendelse af revideret årsrapport

(c) Anvendelse af overskud eller dækning af underskud i henhold til den godkendte årsrapport

(d) Meddelelse af decharge til bestyrelsen og direktionen

(e) Valg af medlemmer til bestyrelsen

(a) The board of directors' report on the company's activities in the past financial year;

(b) Presentation and adoption of the audited annual report;

(c) Distribution of profit or covering of loss according to the adopted annual report;

(d) Discharge of the board of directors and the management board;

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(f) Valg af revisor
(g) Eventuelle forslag fra bestyrelse og aktionærer
(h) Eventuelt

(e) Election of members to the board of directors;
(f) Appointment of auditor;
(g) Any proposals from the board of directors or shareholders;
(h) Any other business.

6.3 Generalforsamlingen ledes af en af bestyrelsen valgt dirigent, der afgør alle spørgsmål vedrørende behandling af dagsordenspunkterne, stemmeafgivning og resultaterne heraf.

The general meeting shall be presided over by a chairman elected by the board of directors. The chairman shall decide all questions regarding the business transacted, the casting of votes and the results of voting.

6.4 Der føres en protokol over generalforsamlingen, der underskrives af dirigenten.

Minutes of the proceedings of the general meeting shall be entered into a minute book to be signed by the chairman.

7 AKTIONÆRERNES MØDE- OG STEMMERET PÅ GENERALFORSAMLINGEN

SHAREHOLDERS' ATTENDANCE AND VOTING RIGHTS AT THE GENERAL MEETING

7.1 En aktionærs ret til at deltage i en generalforsamling og til at afgive stemme fastsættes i forhold til de aktier, aktionæren besidder på registreringsdatoen. Registreringsdatoen ligger en uge før generalforsamlingen. De aktier, den enkelte aktionær besidder, opgøres på registreringsdatoen på baggrund af notering af aktionærens ejerforhold i ejerbogen samt eventuelle meddelelser om ejerforhold, som selskabet har modtaget med henblik på indførsel i ejerbogen, men som endnu ikke er indført i ejerbogen.

The right of a shareholder to attend and vote at a general meeting is determined by the shares held by the shareholder at the record date. The record date is one week prior to the general meeting. The shares held by each shareholder at the record date is calculated based on the registration of the number of shares held by that shareholder in the company's register of shareholders as well as on any notification of ownership received by the company for the purpose of registration in the Company's register of shareholders, but which have not yet been registered.

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7.2 En aktionær, der er berettiget til at deltage i generalforsamlingen i henhold til punkt 6.1, og som ønsker at deltage i generalforsamlingen, skal senest tre dage før dens afholdelse anmode om adgangskort.

A shareholder who is entitled to attend the general meeting pursuant to article 6.1 and who wants to attend the general meeting shall request to receive an admission card no later than three days prior to the date of the general meeting.

7.3 En aktionær kan møde personligt eller ved fuldmægtig, og både aktionæren og fuldmægtigen kan møde med en rådgiver.

A shareholder may attend in person or by proxy, and the shareholder or the proxy may attend together with an adviser.

7.4 Stemmeret kan udøves i henhold til skriftlig og dateret fuldmagt i overensstemmelse med den til enhver tid gældende lovgivning herom.

The right to vote may be exercised by a written and dated proxy in accordance with applicable laws.

7.5 En aktionær, der er berettiget til at deltage i en generalforsamling i henhold til punkt 6.1, kan endvidere stemme skriftligt ved brevstemme i overensstemmelse med selskabslovens regler herom. Brevstemmer skal være selskabet i hænde senest dagen før generalforsamlingen. Brevstemmer kan ikke tilbagekaldes.

A shareholder who is entitled to participate in the general meeting pursuant to article 6.1 may vote by correspondence in accordance with the provisions of the Danish Companies Act. Such votes by correspondence shall be received by the Company not later than the day before the general meeting. Votes by correspondence cannot be withdrawn.

7.6 Hvert aktiebeløb på nominelt kr. 0,01 giver én stemme.

Each share of the nominal value of DKK 0.01 shall carry one vote.

7.7 Enhver aktionær er berettiget til at afgive forskellige stemmer på sine aktier. Kravet i selskabslovens § 104, stk. 1, hvorefter en kapitalejer skal stemme samlet på sine kapitalandele, er således fraveget ved denne bestemmelse.

Any shareholder is entitled to cast different votes on his shares. Accordingly, the requirement set out in Section 104 (1) of the Danish Companies Act according to which a shareholder must vote on his shares in aggregate, is deviated from by virtue of this provision.

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8	**BESLUTNINGER PÅ GENERALFORSAMLINGEN**	**RESOLUTIONS AT GENERAL MEETINGS**
8.1	De på generalforsamlingen behandlede anliggender afgøres ved simpelt stemmeflertal blandt afgivne stemmer, medmindre andet følger af lovgivningen eller disse vedtægter.	Resolutions by the general meeting shall be passed by a simple majority of votes cast unless otherwise prescribed by law or by these articles of association.
8.2	Til vedtagelse af beslutning om vedtægtsændringer, selskabets opløsning, fusion eller spaltning kræves, at beslutningen vedtages med mindst 2/3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsenterede aktiekapital, medmindre der i medfør af lovgivningen stilles strengere eller lempeligere vedtagelseskrav eller tillægges bestyrelsen eller andre organer selvstændig kompetence.	Adoption of changes to these articles of association, dissolution of the company, merger or demerger requires that the decision is adopted with at least 2/3 of the votes cast as well as the share capital represented at the general meeting, unless applicable laws prescribe stricter or less strict adoption requirements or applicable laws confer independent competence to the board of directors or other bodies.
9	**ELEKTRONISK KOMMUNIKATION**	**ELECTRONIC COMMUNICATION**
9.1	Al kommunikation fra selskabet til de enkelte aktionærer, herunder indkaldelse til generalforsamlinger, kan ske elektronisk via offentliggørelse på selskabets hjemmeside eller ved udsendelse via e-mail. Generelle meddelelser gøres tilgængelige på selskabets hjemmeside og på sådan anden måde, som måtte være foreskrevet i henhold til lov. Selskabet kan til enhver tid vælge i stedet at fremsende meddelelser mv. med almindelig post.	All communication from the company to the individual shareholders, including notices convening general meetings, may take place electronically by posting on the company's website or by email. General notices shall be published on the company's website and in such other manner as may be prescribed by applicable laws. The company may at all times choose to send notices, etc., by ordinary post instead.
9.2	Kommunikation fra aktionærer til selskabet kan ske ved e-mail eller med almindelig post.	Communication from a shareholder to the company may take place by email or by ordinary post.

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9.3 Selskabet anmoder de navnenoterede aktionærer om en e-mail adresse, hvortil meddelelser mv. kan sendes. Det er den enkelte aktionærs ansvar at sikre, at selskabet til stadighed er i besiddelse af korrekte oplysninger om e-mail adresse. Selskabet har ingen pligt til at søge oplysningerne berigtiget eller til at fremsende meddelelser på anden måde.

The company shall request all shareholders registered by name to submit an email address to which notices, etc., may be sent. Each shareholder is responsible for ensuring that the company has the correct email address at all times. The company is not obliged to verify such contact information or to send notices in any other way.

9.4 Oplysninger om kravene til anvendte systemer samt om fremgangsmåden ved elektronisk kommunikation findes på selskabets hjemmeside, www.forward-pharma.com.

The company's website, www.forward-pharma.com, contains information about system requirements and electronic communication procedures.

10 BESTYRELSEN

BOARD OF DIRECTORS

10.1 Bestyrelsen varetager den overordnede ledelse af selskabet.

The board of directors shall be in charge of the overall management of the company.

10.2 Bestyrelsen består af mindst tre og højst syv medlemmer, der vælges af generalforsamlingen.

The board of directors consists of not less than three and not more than seven members elected by the general meeting.

10.3 Bestyrelsen vælger en formand blandt sine medlemmer.

The board of directors elects a chairman among its members.

10.4 De af generalforsamlingen valgte bestyrelsesmedlemmer vælges for en periode på ét år. Genvalg af bestyrelsesmedlemmer kan finde sted. Til selskabets bestyrelse kan kun vælges personer, som er yngre end 70 år på valgtidspunktet.

The members of the board of directors elected by the general meeting are elected for a term of one year. Re-election of board members may take place. Only persons who are younger than 70 years at the time of election may be elected to the board of directors.

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10.5	Bestyrelsen er beslutningsdygtig, når over halvdelen af bestyrelsesmedlemmerne, herunder formanden, er repræsenteret.	The board of directors forms a quorum when more than half of its members are represented, including the chairman.
10.6	De i bestyrelsen behandlede anliggender afgøres ved simpelt stemmeflertal. I tilfælde af stemmelighed er formandens stemme udslagsgivende.	Resolutions of the board of directors are passed by simple majority. In the event of equal votes, the chairman shall have a casting vote.
10.7	Bestyrelsen skal ved sin forretningsorden træffe nærmere bestemmelse om udførelsen af sit hverv.	The board of directors shall adopt rules of procedure containing detailed provisions for the performance of its duties.
10.8	Over det på bestyrelsesmøderne passerede føres en protokol, der underskrives af samtlige bestyrelsesmedlemmer.	Minutes of the proceedings of the board meetings shall be recorded in a minute book to be signed by all members of the board of directors.
11	**DIREKTIONEN**	**EXECUTIVE MANAGEMENT**
11.1	Bestyrelsen ansætter en direktion bestående af ét til tre medlemmer til at varetage den daglige ledelse af selskabet.	The board of directors appoints a management board consisting of one to three members to be in charge of the day-to-day management of the company.
12	**TEGNINGSREGEL**	**RULES OF SIGNATURE**
12.1	Selskabet tegnes (i) af bestyrelsens formand i forening med et bestyrelsesmedlem, (ii) af bestyrelsens formand i forening med et medlem af direktionen eller (iii) af den samlede bestyrelse.	The company shall be bound (i) by the joint signatures of the chairman and a member of the board of directors, (ii) by the joint signatures of the chairman and a member of the management board, or (iii) by the joint signatures of all members of the board of directors.

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18 13 REVISION AUDIT 13.1 Selskabets årsrapport revideres af en statsautoriseret revisor, der vælges af generalforsamlingen for ét år ad gangen. Genvalg kan finde sted. The company's annual report shall be audited by a state - authorized public ac - countant elected by the general meet - ing for a one - year term . Re - election may take place . 14 REGNSKAB ACCOUNTS 14.1 Selskabets regnskab er kalenderåret. The company's financial year follows the calendar year. 14.2 Selskabets årsrapport udarbejdes og aflægges på engelsk. The company’s annual report is pre - pared and presented in English. 15 BILAG APPENDICES 15.1 Bilag 1: Warrant Vilkår Bilag 2: 2014 Warrant Vilkår Bilag 3: Principper for justering og kompensation Appendix 1: Warrants Terms Appendix 2: 2014 Warrant Terms Appendix 3: Adjustment and compen - sation principles Seneste ændring af vedtægterne blev vedtaget den 8 . maj 2019 . Seneste ændring af bilagene blev vedtaget den 26 . november 2019 . Latest amendment of the articles of as - sociation was resolved on 8 May 2018 . Latest amendment of the appendices was resolved on 26 November 2019 .

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . BILAG 1 TIL VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 APPENDIX 1 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 WARRANTS WARRANTS 1.1 [Slettet] [Deleted] 1.2 [Slettet] [Deleted] 1.3 [Slettet] [Deleted] 1.4 [Slettet] [Deleted] 1.5 [Slettet] [Deleted] 1.6 Generalforsamlingen har den 8 . de - cember 2012 truffet beslutning om at udstede i alt 9 . 360 warrants til en af selskabets bestyrelsesmedlemmer uden fortegningsret for selskabets aktionærer . De udstedte warrants giver ret til at tegne op til nominelt DKK 16 . 686 aktier i selskabet til DKK 8 , 41424 pr . aktie a nominelt DKK 0 , 10 . De nærmere vilkår for tegning og udnyttelse af de omhandlede warrants fremgår af punkt 2 . Dog gælder føl - gende særlige vilkår for tegning og udnyttelse af warrants i henhold til dette punkt 1 . 6 : On 8 December 2012 , the general meeting has passed a resolution to grant a total of 9 , 360 warrants to one of the company's board members without any pre - emption rights for the company's shareholders . The warrants entitle the holders to subscribe for shares of a nominal value of up to DKK 16 , 686 in the company at a price of DKK 8 . 41424 per share of DKK 0 . 10 . The specific terms governing the sub - scription and exercise of the warrants are set out in clause 2 . However, the following special terms apply to sub - scription and exercise of the warrants under this clause 1 . 6 :

(i) Uanset punkt 2.1.4 skal de omhandlede warrants anses for tildelt den 1. december 2012.

(ii) Uanset punkt 2.2.1, 1. og 2. punktum, optjenes de omhandlede warrants lineært og successivt over en periode på 22 måneder. Endvidere skal 100 procent af de omhandlede warrants anses for optjent, såfremt en af følgende begivenheder (en "Change of Control Event") finder sted senest den 30. juni 2015:

(a) Overdragelse af aktier fra en eller flere aktionærer til en tredjepart eller ændringer i aktiekapitalen, hvorved en tredjepart opnår 50 procent eller mere af aktiekapitalen og stemmerettighederne i selskabet, eller

(b) Overdragelse og/eller licensering til en tredjepart af alle eller dele af selskabets aktiver relateret til immaterielle rettigheder, såfremt sådanne immaterielle rettigheder er af væsentlig betydning for selskabets virksomhed og formål, herunder immaterielle rettigheder relateret til lægemidler omfattende dimethylfumarate.

Ved definitionen af Change of Control Event skal "tredjepart" ikke om-

(i) Irrespective of clause 2.1.4, the warrants shall be deemed granted on 1 December 2012.

(ii) Irrespective of clause 2.2.1, first and second paragraph, the warrants shall vest linearly and successively over a period of 22 months. Further, 100 per cent of the warrants shall vest provided that one of the following events (a "Change of Control Event") is completed on or prior to 30 June 2015:

(a) Transfer of shares from one or more shareholders to a third party or changes to the share capital, whereby a third party obtains 50 per cent or more of the share capital and voting rights in the company, or

(b) Transfer and/or licencing of all or parts of the assets related to the intellectual property rights of the company to a third party, provided that such intellectual property rights are of major importance in respect of the business and objectives of the company, including intellectual property rights related to drug products comprising dimethylfumarate.

For the purposes of the definition of Change of Control Event "third par-

2

3 fatte en investeringsfond eller an - den investeringsenhed, der er di - rekte eller indirekte ledet af Florian Schönharting . (iii) Uanset om andet måtte fremgå af punkt 2 , så bortfalder disse warrants uden videre og uden kompensation, såfremt en Chan - ge of Control Event ikke er gen - nemført senest den 30 . novem - ber 2018 . (iv) Warrantmodtageren kan i tilfæl - de af en Change of Control Event udnytte alle de omhandlede war - rants på de vilkår, der fremgår af punkt 2 . 6 . 4 (ii) . (v) Punkt 2.4 erstattes af følgende: (a) Såfremt selskabet opsiger war - rantmodtagerens ansættelses - eller konsulentforhold, uden at der foreligger misligholdelse fra warrantmodtagerens side, optje - nes alle warrants . (b) I tilfælde af selskabets ophævel - se af ansættelses - eller konsu - lentforholdet som følge af war - rantmodtagerens misligholdelse, bortfalder alle, både optjente og ikke - optjente, warrants automa - tisk og uden kompensation . ty" shall not include an investment fund or other investment vehicle managed directly or indirectly by Florian Schönharting . (iii) Irrespective of anything to the contrary in clause 2 , if a Change of Control Event has not been completed on or prior to 30 No - vember 2018 the warrants shall lapse without any further notice and without compensation . (iv) The warrant holder may in the event of a Change of Control Event exercise all warrants on the terms provided for in clause 2 . 6 . 4 (ii) . (v) Clause 2 . 4 shall be replaced by the following : (a) If the company terminates the warrant holder's employment or engagement with the company without cause on the part of the warrant holder, all warrants shall vest . (b) In case of termination of the employment or engagement with the company by the com - pany as a consequence of cause on the part of the warrant hold - er, all warrants, whether vested or not, shall lapse without any further notice and without com -

4 (c) I tilfælde af warrantmodtagerens opsigelse af ansættelses - eller konsulentforholdet, bortfalder al - le ikke - optjente, warrants auto - matisk og uden kompensation . Optjente warrants berøres ikke af warrantmodtagerens opsigel - se . (d) Ved warrantmodtagerens død bortfalder alle ikke - optjente war - rants automatisk og uden kom - pensation . Warrantmodtagerens bo og/eller arvinger er berettiget til at overtage warrantmodtage - rens rettigheder og forpligtelser for så vidt angår alle optjente warrants, såfremt bo - et/arvingerne i enhver henseen - de overholder de vilkår, der gælder for warrantmodtagerens warrants og aktier tegnet ved udnyttelse af disse warrants . (e) I tilfælde af warrantmodtagerens pension på grund af alder eller invaliditet, bortfalder alle ikke - optjente warrants på tidspunktet for pensioneringen eller invali - deringen automatisk og uden kompensation . Warrants, der er optjent ret til berøres ikke af op - sigelsen . pensation. (c) In case of the warrant holder's termination of the employment or engagement with the compa - ny, all warrants that have not vested, shall lapse without any further notice and without com - pensation . Vested warrants shall not be affected by the termina - tion . (d) At the warrant holder's death all warrants that have not vested shall lapse without any further notice and without compensa - tion . The warrant holder's estate and/or the lawful heirs shall be entitled to assume the warrant holder's rights and obligation vis - à - vis all vested warrants, provided that the estate and/or the lawful heirs shall comply with the terms for the warrant holder's warrants and the shares subscribed for pursuant to the warrants in every respect . (e) In case of the warrant holder's age related retirement or retire - ment due to invalidity, all war - rants that have not vested at the retirement or invalidity shall lapse without any further notice and without compensation . Vest - ed warrants shall not be affected by the retirement or invalidity .

5 Samtidig med udstedelsen af de om - handlede warrants har generalforsam - lingen truffet beslutning om den dertil hørende kontante kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes, udgør nominelt DKK 0 , 10 henholdsvis DKK 16 . 686 , og - Kapitalforhøjelsen sker til kurs 8 . 414 , 24 , svarende til DKK 8 , 41424 pr . aktie a nominelt DKK 0 , 10 . As a consequence of the resolution to grant warrants, the general meeting has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in clause 3 and in the following : - The minimum and maximum amount by which the share capital may be increased, will be nominal DKK 0 . 10 and nominal 16 , 686 , re - spectively ; and - The subscription will be made at a subscription rate of 8 , 414 . 24 , cor - responding to DKK 8 . 41424 per share of nominally DKK 0 . 10 . 1.7 [Slettet] [Deleted] 1.8 [Slettet] [Deleted] 1.9 [Slettet] [Deleted] 1.10 [Slettet] [Deleted] 1.11 [Slettet] [Deleted] 1.12 [Slettet] [Deleted] 1.13 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 1. juni 2016 udstedt i alt 89.080 warrants til en af selskabets Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of

6 konsulenter uden fortegningsret for selskabets aktionærer . De udstedte warrants giver ret til at tegne for ind - til nominelt DKK 8 . 908 aktier i selska - bet til DKK 3 , 93012 pr . aktie af nomi - nelt DKK 0 , 10 . De nærmere vilkår for tegning og udnyttelse af de omhandlede warrants fremgår af punkt 2 og 3 . Dog gælder følgende særlige vilkår for tegning og udnyttelse af de omhandlede warrants i henhold til dette punkt 1 . 13 : (i) Uanset punkt 2 . 1 . 4 skal de til - delte warrants anses for tildelt den 1 . juni 2016 . (ii) Uanset punkt 2 . 2 skal de tildelte warrants være fuldt optjent på tildelingstidspunktet . (iii) warrantmodtageren kan udnytte de tildelte warrants i tilfælde af en Change of Control Event (som defineret nedenfor) . Punkt 2 . 6 . 6 finder tilsvarende anvendelse i tilfælde af en Change of Control Event . "Change of Control Event" er de - fineret som: (a) overdragelse af aktier fra en el - 89 , 080 warrants to one of the compa - ny's consultants without any pre - emption rights for the company's shareholders . The warrants entitle the holder to subscribe for shares of a nominal value up to DKK 8 , 908 in the company at a price of DKK 3 . 93012 per share of nominally DKK 0 . 10 . The specific terms governing the sub - scription and exercise of the warrants are set out in clauses 2 and 3 . How - ever, the following special terms apply to subscription and exercise of the warrants under this clause 1 . 13 : (i) Irrespective of clause 2 . 1 . 4 , the warrants shall be deemed granted on 1 June 2016 . (ii) Irrespective of clause 2 . 2 , the warrants shall be fully vested on the grant date . (iii) The warrant holder may in the event of a Change of Control Event (as defined below) exer - cise all warrants . Clause 2 . 6 . 6 shall apply accordingly in the event of a Change of Control Event . “Change of Control Event" is de - fined as: (a) transfer of shares from one or ler flere aktionærer til en tredjepart eller ændringer i aktiekapitalen, hvorved en tredjepart opnår 50 procent eller mere af aktiekapitalen og stemmerettighederne i selskabet, eller more shareholders to a third party or changes to the share capital, whereby a third party obtains 50 per cent or more of the share capital or voting rights in the company, or

(b) overdragelse og/eller licensering til en tredjepart af alle eller dele af Selskabets aktiver relateret til immaterielle rettigheder, såfremt sådanne immaterielle rettigheder er af væsentlig betydning for selskabets virksomhed og formål, herunder immaterielle rettigheder relateret til lægemidler omfattende dimethylfumarate.

transfer and/or licencing of all or parts of the assets related to the intellectual property rights of the company to a third party, provided that such intellectual property rights are of major importance in respect of the business and objectives of the company, including intellectual property rights related to drug products comprising dimethylfumarate.

Ved definitionen af Change of Control Event er en investeringsfond eller andet investeringsselskab, der direkte eller indirekte er ledet af Florian Schönharting, ikke omfattet af begrebet "tredjepart".

For the purposes of the definition of Change of Control Event "third party" shall not include an investment fund or other investment vehicle managed directly or indirectly by Florian Schönharting.

(iv) Uanset punkt 2.3.1 kan optjente warrants kun udnyttes i perioden fra datoen for tildelingen til den 30. juni 2018 (begge dage inklusive), og de tildelte warrants bortfalder den 1. juli 2018 uden yderligere varsel og uden kompensation. Uanset det foranstå-

(iv) Irrespective of clause 2.3.1, vested warrants may only be exercised during the period from the date of the grant to 30 June 2018 (both dates inclusive) and the warrants shall lapse on 1 July 2018 without further notice or compensation. Notwithstanding

7

8 ende udløber de tildelte warrants straks og annulleres uden kom - pensation, hvis nogle af de war - rants, som selskabet tidligere har udstedt, og som warrant - modtagen er i besiddelse af på tildelingstidspunktet, udnyttes på et hvilket som helst tids - punkt . (v) Punkt 2.4 erstattes af følgende: (a) Såfremt selskabet opsiger war - rantmodtagerens ansættelses - eller konsulentforhold, uden at der foreligger misligholdelse fra warrantmodtagerens side, bort - falder alle ikke - optjente war - rants på tidspunktet for opsigel - sen automatisk og uden kom - pensation . Warrants, der er op - tjent ret til berøres ikke af opsi - gelsen . (b) I tilfælde af selskabets ophævel - se af ansættelses - eller konsu - lentforholdet som følge af war - rantmodtagerens misligholdelse, bortfalder alle, både optjente og ikke - optjente, warrants automa - tisk og uden kompensation . (c) I tilfælde af warrantmodtagerens the foregoing, the warrants will immediately expire and be can - celled for no compensation if any of the warrants previously issued by the company and held by the warrant holder at the grant date are exercised at any time (v) Clause 2.4 shall be replaced by the following: ( a ) If the company terminates the warrant holder's employment or engagement with the com - pany without cause (in Dan - ish : misligholdelse) on the part of the warrant holder, all warrants that have not vested at the termination shall lapse without any further notice and without compensation . Vested warrants shall not be affected by the termination . (b) In case of termination of the employment or engagement with the company by the company as a consequence of cause on the part of the warrant holder, all warrants, whether vested or not, shall lapse without any further notice and without compensa - tion . (c) In case of the warrant holder's

9 opsigelse af ansættelses - eller konsulentforholdet, uden at der foreligger væsentlig mislighol - delse fra selskabets side, bort - falder alle, både optjente og ik - ke - optjente, warrants automa - tisk og uden kompensation . (d) I tilfælde af warrantmodtagerens ophævelse af ansættelses - eller konsulentforholdet som følge af selskabets væsentlige mislighol - delse, får opsigelsen ingen ind - flydelse på hverken optjente og ikke - optjente warrants . (e) Ved warrantmodtagerens død bortfalder alle ikke - optjente war - rants automatisk og uden kom - pensation . warrantmodtagerens bo og/eller arvinger er berettiget til at overtage warrantmodtage - rens rettigheder og forpligtelser for så vidt angår alle optjente warrants, såfremt bo - et/arvingerne i enhver henseen - de overholder de vilkår, der gælder for warrantmodtagerens warrants og aktier tegnet ved ud - nyttelse af disse warrants . (f) I tilfælde af warrantmodtagerens termination of the employment or engagement with the compa - ny without material cause (in Danish : væsentlig mislighold - else) on the part of the compa - ny, all warrants, whether vested or not, shall lapse without any further notice and without com - pensation . (d) In case of the warrant holder's termination of the employment or engagement with the compa - ny as a consequence of material cause on the part of the compa - ny, all warrants, whether vested or not, shall remain unaffected by the termination . (e) At the warrant holder's death all warrants that have not vested shall lapse without any further notice and without compensa - tion . The warrant holder's estate and/or the lawful heirs shall be entitled to assume the warrant holder's rights and obligation vis - à - vis all vested warrants, provided that the estate and/or the lawful heirs shall comply with the terms for the warrant holder's warrants and the shares subscribed for pursuant to the warrants in every respect . (f) In case of the warrant holder's

10 pension på grund af alder eller invaliditet, bortfalder alle ikke - optjente warrants på tidspunktet for pensioneringen eller invali - deringen automatisk og uden kompensation . Warrants, der er optjent ret til berøres ikke af op - sigelsen . Samtidig med udstedelsen af de om - handlede warrants har generalforsam - lingen truffet beslutning om den dertil hørende kontante kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det mindste og det højeste beløb, hvormed aktiekapitalen skal kunne forhøjes, udgør nominelt DKK 0 , 10 henholdsvis DKK 8 . 908 , og - Kapitalforhøjelsen sker til kurs 3 . 930 , 12 svarende til DKK 3 , 93012 pr . aktie a nominelt DKK 0 , 10 . age related retirement or retire - ment due to invalidity, all war - rants that have not vested at the retirement or invalidity shall lapse without any further notice and without compensation . Vest - ed warrants shall not be affected by the retirement or invalidity . As a consequence of the resolution to grant warrants, the general meeting has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in clause 3 and in the following : - The minimum and maximum amount by which the share capi - tal may be increased, will be nominally DKK 0 . 10 and nominal - ly 8 , 908 , respectively ; and - The subscription will be made at a subscription rate of 3 , 930 . 12 , corresponding to DKK 3 . 93012 per share of nominally DKK 0 . 10 . 2 VILKÅR FOR WARRANTS TERMS FOR WARRANTS Med respekt af det i punkt 1 ovenfor anførte skal følgende vilkår være gæl - dende for warrants ("Warrants"), der er udstedt til medarbejdere, konsulen - ter, direktion og medlemmer af besty - relsen i Forward Pharma A/S eller dets datterselskab ("Modtagerne") frem til Subject to clause 1 above, the follow - ing terms shall apply for warrants (the "Warrants") issued to employees, consultants, management and mem - bers of the board of directors of For - ward Pharma A/S or its subsidiary (the "Holders") up until 30 June 2014

30. juni 2014, til tegning af aktier i Forward Pharma A/S ("Selskabet").

for the subscription of shares in Forward Pharma A/S (the "Company").

2.1 TILDELING AF WARRANTS

GRANT OF WARRANTS

2.1.1 Warrants tildeles vederlagsfrit, og hver Warrant berettiger Modtagerne til at tegne det antal aktier til de kurser, der fremgår af punkt 1.1-1.11 ovenfor.

The Warrants shall be granted without any consideration and every Warrant entitles the Holders to subscribe for such number of shares at such prices as are set out in clauses 1.1-1.11 above.

2.1.2 Tildelingen og udnyttelsen af Warrants er betinget af, at Modtageren tiltræder samme forpligtelser og begrænsninger som de øvrige aktionærer har eller efterfølgende påtager sig i henhold til vedtægterne og den eventuelle ejeraftale, der til enhver tid måtte være indgået mellem de eksisterende aktionærer i Selskabet, herunder, men ikke begrænset til, bestemmelser om opdeling i ekstra aktieklasser, præferencestilling til udbytte-, likvidations- og salgsprovenu, omsættelighedsbegrænsninger, forkøbsrettigheder, bindingsperiode, medsalgspligt, pligt til at acceptere ændringer i ejeraftalen m.v.

The grant and exercise of the Warrants shall be conditional on the Holder's adherence to the same obligations and limitations as the other holders of shares have or will undertake in accordance with the articles of association and the shareholders' agreement entered into among the existing shareholders in the Company from time to time, if any, including, but not limited to, provisions regarding division into additional share classes, dividend, liquidation and trade sale proceeds preference, restrictions of the shares transferability, pre-emption rights, lock-up period, drag along rights, obligation to commit to amendments to the shareholders' agreement etc.

2.1.3 Warrants kan tegnes af Modtageren i en periode på indtil 2 uger efter, at Selskabet har tilbudt Modtageren Warrants, ved underskrivelse af aftale om tegning ("Tegningslisten") og indlevering heraf til Selskabet. Såfremt

The Warrants may be subscribed for, by the Holder for a period of two weeks as of the date of the Company offering the Holder the Warrants by signing an agreement of subscription (the "Subscription List") and delivery

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Tegningslisten ikke indleveres til Selskabet rettidigt, bortfalder Selskabets tilsagn til den pågældende Modtager.

hereof to the Company. If the Subscription List is not delivered to the Company before expiry of the said period, the offer from the Company to the Holder will lapse.

2.1.4 Warrants tildeles med virkning fra den dato, hvor Selskabet og Modtageren begge har underskrevet Tegningslisten ("Tildelingstidspunktet"), medmindre andet fremgår af Tegningslisten. Af praktiske hensyn sker den formelle tildeling af Warrants, om nogen, i almindelighed en gang om året.

The Warrants shall be granted with effect from the date when the Company and the Holder have signed the Subscription List (the "Time of Grant") except as otherwise provided for in the Subscription List. For practical purposes the formal grant of Warrants, if any, will normally be carried out once a year.

2.2 OPTJENING AF WARRANTS

VESTING OF SHARES

2.2.1 Warrants optjenes med 25 % i hvert af de fra Tildelingstidspunktet følgen- de 4 år. Således optjenes 25 % af de omhandlede Warrants 1 år efter Tildelingstidspunktet, 50 % 2 år efter Tildelingstidspunktet, 75 % 3 år efter Tildelingstidspunktet og 100 % 4 år efter Tildelingstidspunktet. Dog finder de i pkt. 2.4 anførte vilkår for optjening anvendelse, hvis Modtagerens ansættelse i eller tilknytning til Selskabet ophører.

The Warrants shall vest (*in Danish:* optjenes) with 25% in each of the four years following the Time of Grant. Consequently, 25% of the War- rants shall vest one year after the Time of Grant, 50% two years after the Time of Grant, 75% three years after the Time of Grant and 100% four years after the Time of Grant. However, in case of termination of the Holder's employment or engagement with the Company the terms for vest- ing set out in clause 2.4 shall apply.

2.2.2 Optjeningen af Warrants er betinget af, at Modtageren er ansat i eller tilknyttet Selskabet. Modtageren optjener ingen Warrants, hvis ansættelsesforholdet eller tilknytning til Selskabet ophører, uanset årsagen hertil, med-

The vesting of Warrants shall be subject to the Holder being employed with or engaged by the Company. No Warrants shall vest after the termination of the Holder's employment or engagement with the Company irre-

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mindre andet er foreskrevet i dansk lovgivning.

spective of the reason for such termination except if otherwise provided for in mandatory Danish law.

2.2.3 Optjeningen af Warrants påvirkes ikke af lovreguleret orlov.

The vesting of Warrants shall not be influenced by leave of absence regulated by law.

2.3 BETINGELSER OG FREMGANGSMÅDE FOR UDNYTTELSE AF WARRANTS

CONDITIONS AND PROCEDURE FOR THE EXERCISE OF THE WARRANTS

2.3.1 Modtageren kan udnytte sine optjente Warrants i en periode på seks (6) år fra Tildelingstidspunktet. Dog kan udnyttelse alene finde sted i en periode på tre (3) uger efter offentliggørelsen af Selskabets årsrapport eller kvartalsregnskaber i hvert af de respektive år ("Udnyttelsesperioden"). Hvis Modtagerens ansættelse i eller tilknytning til Selskabet ophører, finder de i pkt. 2.4 anførte vilkår for udnyttelse af Warrants anvendelse, og vilkårene i pkt. 2.6 finder anvendelse i tilfælde af Selskabets likvidation, fusion, spaltning og ved salg eller ombytning af aktiemajoriteten.

The Holder may exercise the vested Warrants for a period of six (6) years from the Time of Grant. However, the exercise may only be carried out in a period of three (3) weeks following the publication of the Company's annual report or quarterly financial statements in each of the respective years (the "Exercise Period"). In case of termination of the Holder's employment or engagement with the Company, the terms for exercising the Warrants set out in clause 2.4 shall apply and the terms in clause 2.6 shall apply in case of the Company's liquidation, merger, demerger, and in case of a trade sale or swap of the share majority.

2.3.2 Modtageren kan i Udnyttelsesperioden udnytte sine optjente Warrants ad én eller flere omgange, indtil Modtageren i alt har tegnet det samlede antal aktier, som de optjente Warrants berettiger Modtageren til at tegne i Selskabet.

During the Exercise Period, the Holder may exercise the vested Warrants in one or more rounds until the Holder has subscribed for the total number of shares that the vested Warrants entitle the Holder to subscribe for in the Company.

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2.3.3 Hvis Modtageren ønsker at udnytte sine optjente Warrants, skal Modtageren give Selskabets bestyrelse skriftlig meddelelse herom, senest samme dag, som udnyttelsen ønskes gennemført, med angivelse af, hvor mange aktier der ønskes tegnet. Selskabet er herefter forpligtet til at foranledige, at Modtageren gives adgang til at foretage den ønskede tegning samt til at gennemføre den fornødne forhøjelse af aktiekapitalen.

If the Holder wishes to exercise the vested Warrants, the Holder shall notify the Company's board of directors in writing no later than the day of carrying out the exercise, stating the number of shares to be subscribed for. The Company shall subsequently be obliged to arrange for the Holder's subscription and to carry out the necessary increase of the share capital.

2.3.4 Senest syv (7) dage efter meddelelsen om tegning skal Modtageren kontant, ved bankgaranteret check eller på anden af Selskabet foreskreven måde indbetale det fulde beløb til tegning af det antal aktier, som Modtageren ønsker at tegne. Selskabet bekræfter tegningen og indbetalingen og indfører efter registrering af forhøjelsen af aktiekapitalen hos Erhvervsstyrelsen Modtageren i Selskabets aktiebog.

No later than seven (7) days after the notification of exercise, the Holder shall pay in cash by bank transfer or in such other manner as the Company may require, the full subscription amount for the number of shares the Holder wishes to subscribe for. The Company shall confirm the subscription and payment, and following registration of the increase of the share capital with the Danish Business Authority, the subscription of the Holder will be entered into the Company's register of shareholders.

2.3.5 Såfremt Selskabet børsnoteres, er Modtagerens udnyttelse af optjente Warrants og den efterfølgende aktiebesiddelse i Selskabet underlagt de til enhver tid gældende regler for børsnoterede aktier, herunder reglerne om insiderhandel.

If the Company is to be listed on a stock exchange, the Holder's exercise of vested Warrants and the subsequent holding of shares in the Company shall be governed by the regulation applicable from time to time for listed shares, including all relevant regulations relating to insider trading.

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2.3.6 Warrants, der ikke er udnyttet ved Udnyttelsesperiodens udløb, bortfalder uden yderligere varsel og uden kompensation.

Warrants that are not exercised at the expiration of the Exercise Period will lapse without any further notice and without compensation.

2.4 OPHØR AF MODTAGERENS FORHOLD TIL SELSKABET

TERMINATION OF THE HOLDER'S RELATIONS WITH THE COMPANY

Selskabets opsigelse af Modtagerens ansættelsesforhold i eller tilknytning til Selskabet

The Company's Termination of the Holder's Employment or Engagement with the Company

2.4.1 Såfremt Selskabet opsiger Modtagerens ansættelsesforhold i eller tilknytning til Selskabet, uden at dette skyldes Modtagerens misligholdelse, har Modtageren ret til at udnytte optjente, ikke-udnyttede Warrants i henhold til pkt. 2.3. De omhandlede Warrants skal i givet fald og uanset pkt. 2.2.1 anses for optjent lineært og successivt over en periode på fire (4) år fra Tildelingstidspunktet. Warrants, der ikke er udnyttet, bortfalder uden yderligere varsel og uden kompensation. Dog, har Modtageren, såfremt han er lønmodtager - lønmodtager som det defineres i aktieoptionsloven – ret til at udnytte de omhandlede Warrants i overensstemmelse med de ufravigelige principper i nævnte lov.

If the Company terminates the Holder's employment or engagement with the Company without cause (*in Danish:* misligholdelse) on the part of the Holder, the Holder shall have a right to exercise vested, not exercised Warrants in accordance with clause 2.3. The Warrants shall in this case and irrespective of clause 2.2.1 be regarded as having vested linearly and successively over a period of four (4) years from the Time of Grant. Warrants that are not exercised will lapse without any further notice and without compensation. However, if the Holder is an employee (*in Danish:* lønmodtager) as defined in the Danish regulation regarding warrants (*in Danish:* Aktieoptionsloven), the Holder has a right to exercise the warrants in accordance with the mandatory principles in the said regulation.

Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet

The Holder's Termination of the Employment or Engagement with the Company

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2.4.2 I tilfælde af Modtagerens opsigelse af ansættelsesforholdet i Selskabet eller tilknytning til Selskabet uden at Selskabet væsentligt har misligholdt sine forpligtelser, har Modtageren ret til at udnytte optjente ikke-udnyttede Warrants. De omhandlede Warrants skal i givet fald og uanset pkt. 2.2.1 anses for optjent lineært og successivt over en periode på fire (4) år fra Tildelingstidspunktet. Dog bortfalder alle Warrants, der ikke er udnyttet inden en (1) måned fra datoen for opsigelsen af ansættelsesforholdet i eller tilknytning til Selskabet, uden yderligere varsel og uden kompensation.

In case of the Holder's termination of the employment or engagement with the Company without material cause (*in Danish:* væsentlig misligholdelse) on the part of the Company, the Holder shall have a right to exercise vested, not exercised Warrants. The Warrants shall in this case and irrespective of clause 2.2.1 be regarded as having vested linearly and successively over a period of four (4) years from the Time of Grant. However, all Warrants which have not been exercised within one (1) month from the date of termination of the employment or engagement with the Company will lapse without any further notice and without compensation.

I tilfælde af Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af at Selskabet væsentligt har misligholdt sine forpligtelser kan Modtageren udnytte sine Warrants som beskrevet under pkt. 2.4.1.

In case of the Holder's termination of the employment or engagement with the Company as a consequence of material cause on the part of the Company, the Holder may exercise the Warrants as described under clause 2.4.1.

Selskabets/Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af Modtagerens misligholdelse af sine forpligtelser

The Company's/the Holder's Termination of the Employment or Engagement with the Company as a Consequence of Cause on the Part of the Holder

2.4.3 I tilfælde af Selskabets eller Modtagerens opsigelse af ansættelsesforholdet i eller tilknytning til Selskabet som følge af Modtagerens misligholdelse af

In case of termination of the employment or engagement with the Company by the Company or the Holder as a consequence of cause on the part of

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sine forpligtelser overfor Selskabet bortfalder alle Warrants, der ikke er udnyttet på det tidspunkt, hvor misligholdelsen sker uden yderligere varsel og uden kompensation.

the Holder, all Warrants which have not been exercised at the time of the breach will lapse without any further notice and without compensation.

Ophør ved Modtagerens død

Termination at the Death of the Holder

2.4.4 Ved Modtagerens død har boet og/eller arvingerne ret til at udnytte optjente, ikke-udnyttede Warrants, jf. pkt. 2.3. De omhandlede Warrants skal i givet fald og uanset pkt. 2.2.1 anses for optjent lineært og successivt over en periode på fire (4) år fra Tildelingstidspunktet. Endvidere kan optjente, ikke-udnyttede Warrants udnyttes forud for boets afslutning, dog aldrig på et tidspunkt, der ligger efter Udnyttelsesperiodens udløb. Boet og/eller arvingerne er i øvrigt i enhver henseende underlagt de for Modtageren fastsatte vilkår for de omhandlede Warrants og de tegnede aktier i overensstemmelse med de omhandlede Warrants i enhver anden henseende.

At the Holder's death, the Holder's estate and/or the lawful heirs shall have a right to exercise the vested, not exercised Warrants, see clause 2.3. In this case and irrespective of clause 2.2.1, the Warrants shall be regarded as having vested linearly and successively over a period of four (4) years from the Time of Grant. Furthermore, vested, not exercised Warrants may be exercised immediately before the winding up of the estate, however, never at a time after the expiration of the Exercise Period. The estate and/or the lawful heirs shall otherwise comply with the terms for the Holder's Warrants and the shares subscribed for pursuant to Warrants in every other respect.

Ophør ved Modtagerens aldersbetinget pensionering eller invaliditet

Termination at the Holder's Age related Retirement or Invalidity

2.4.5 Ved Modtagerens aldersbetingede pensionering eller invaliditet har Modtageren ret til at udnytte optjente, ikke-udnyttede Warrants, jf. pkt. 2.3. De omhandlede Warrants skal i givet fald uanset pkt. 2.2.1 anses for op-

In case of the Holder's age related retirement or invalidity, the Holder shall have a right to exercise vested, not exercised Warrants, see clause 2.3. In this case and irrespective of clause 2.2.1, the Warrants shall be

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tjent lineært og successivt over en periode på fire (4) år fra Tildelingstidspunktet. Modtageren skal i øvrigt være underlagt de for Modtagerens fastsatte vilkår for de omhandlede Warrants og de tegnede aktier i overensstemmelse med de omhandlede Warrants i enhver anden henseende. Hvis Modtageren er en lønmodtager som defineret i dansk lovgivning vedrørende warrants, har Modtageren ret til at udnytte de omhandlede Warrants i overensstemmelse med de ufravigelige principper i nævnte lov.

regarded as vested linearly and successively over a period of four (4) years from the Time of Grant. The Holder shall otherwise comply with the terms set out for the Holder's Warrants and the shares subscribed for pursuant to Warrants in every other respect. However, if the Holder is an employee as defined in the Danish regulation regarding warrants, the Holder has a right to exercise warrants in accordance with the mandatory principles in the said regulation.

2.5 REGULERING AF WARRANTS VED ÆNDRING I SELSKABETS KAPITALFORHOLD

ADJUSTMENT OF THE WARRANTS IN CASE OF CHANGES OF THE COMPANY'S CAPITAL

2.5.1 I tilfælde af ændring i Selskabets kapitalforhold forud for udnyttelsen af Warrants foretages der ingen regulering af tegningsprisen og/eller antallet af aktier, der kan tegnes på grundlag af de omhandlede Warrants, medmindre andet følger af dette pkt. 2.5.

The subscription rate and/or the number of shares to be subscribed for on the basis of Warrants shall not be subject to adjustment in case of changes of the Company's capital prior to the exercise of the Warrants except as provided for in this clause 2.5.

2.5.2 Såfremt Selskabet udsteder bonusaktier eller gennemfører et aktiesplit, skal antallet af aktier (nedrundet), der kan tegnes på grundlag af Warrants, forøges på en sådan måde, at Modtageren kompenseres som om Modtageren i relation til egenkapitalen i Selskabet havde udnyttet de omhandlede Warrants forud for udstedelse af bonusaktier/aktiesplit.

In case the Company issues bonus shares or carries out a share split (*in Danish:* aktiesplit), the number of shares to be subscribed for on the basis of the Warrants shall be increased (rounded down) so that the Holder is compensated therefore as if the Holder in respect of share equity in the Company had exercised the Warrants prior to the issue of bonus

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shares/share split.

2.5.3 Såfremt Selskabet udbetaler udbytte, skal udnyttelsesprisen for aktierne, der kan tegnes på grundlag af Warrants, nedsættes for at kompensere Modtageren for sådan udbyttebetaling. I overensstemmelse med ufravigelige regler kan udnyttelsesprisen imidlertid ikke nedsættes til under kurs 100 (kr. 0,10 pr. aktie á nominelt kr. 0,10).

In case the Company distributes dividend, the exercise price of the shares to be subscribed for on basis of the Warrants shall be reduced to compensate the Holders for such distribution. However, according to mandatory regulation the exercise price cannot be reduced to below the rate of 100 (DKK 0.10 per share of nominally DKK 0.10).

2.5.4 Såfremt Selskabets aktiekapital nedsættes for at dække underskud, skal antallet af aktier (nedrundet), der kan tegnes på grundlag af Warrants, reduceres på en sådan måde, at Modtageren i relation til egenkapitalen i Selskabet stilles som om de omhandlede Warrants var udnyttet forud for nedsættelsen af aktiekapitalen.

In case the Company's share capital is reduced to cover a deficit (*in Danish:* kapitalnedsættelse til dækning af underskud), the number of shares to be subscribed for on the basis of the Warrants shall be reduced (rounded down) so that the Holder in respect of share equity in the Company is put in the same position as if the Warrants were exercised prior to the reduction of the share capital.

2.6 VILKÅR VED LIKVIDATION, FUSION, SPALTNING OG SALG ELLER OMBYTNING AF AKTIEMAJORITETEN

TERMS IN CASE OF LIQUIDATION, MERGER, DEMERGER AND TRADE SALE OR SWAP OF THE SHARE MAJORITY

Likvidation

Liquidation

2.6.1 Såfremt det besluttes at likvidere Selskabet, kan Modtageren forud for likvidationen, uanset pkt. 2.3, udnytte sine optjente Warrants, der endnu ikke er udnyttet, jf. pkt. 2.6.6.

If it is resolved to liquidate the Company, the Holder may prior to the liquidation, irrespective of clause 2.3, exercise vested Warrants which have not yet been exercised, see clause 2.6.6.

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	Fusion	*Merger*
2.6.2	Såfremt Selskabet fusionerer som det ophørende selskab kan det (de) fortsættende selskab(er) vælge én af følgende muligheder:	If the Company merges as the discontinuing company, the continuing company(ies) may choose one of the following options:
	(i) Modtageren kan, uanset pkt. 2.3, umiddelbart inden fusionen udnytte sine optjente Warrants, jf. pkt. 2.6.6, eller	(i) The Holder may irrespective of clause 2.3, immediately before the merger be allowed to exercise all vested Warrants, see clause 2.6.6, or
	(ii) Warrants erstattes af nye aktieinstrumenter i det (de) fortsættende selskab(er) af tilsvarende økonomisk værdi for Modtageren efter skat.	(ii) The Warrants may be replaced by new share instruments in the continuing company(ies) having a similar economic value for the Holder after tax.
	Såfremt Selskabet fusionerer som det fortsættende selskab, påvirkes Warrants ikke.	If the Company merges as the continuing company, the Warrants shall not be affected.
	Spaltning	*Demerger*
2.6.3	Såfremt Selskabet spaltes, kan det (de) fortsættende selskab(er) vælge én af følgende muligheder:	If the Company is demerged, the continuing company(ies) may choose one of the following options:
	(i) Modtageren kan, uanset pkt. 2.3, umiddelbart inden spaltningen udnytte sine optjente Warrants, der endnu ikke er udnyttet, jf. pkt. 2.6.6, eller	(i) The Holders may, irrespective of clause 2.3, immediately before the demerger exercise vested warrants which have not yet been exercised, see clause 2.6.6, or
	(ii) Warrants erstattes af nye ak-	(ii) The Warrants will be replaced

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tieinstrumenter i det (de) fortsættende selskab(er) af tilsvarende økonomisk værdi for Modtageren efter skat. Ved spaltning kan de fortsættende selskaber selv bestemme, i hvilket selskab Modtageren skal modtage de nye aktieinstrumenter.

by new share instruments in the continuing Company(ies) with at similar economic value for the Holder after tax. In case of demerger, the continuing Companies may decide in which company the Holder shall receive the new share instruments.

Salg eller ombytning af aktiemajoriteten

Trade Sale or Swap of the Share Majority

2.6.4 Såfremt mere end halvdelen af aktiekapitalen i Selskabet sælges eller ombyttes, kan det erhvervende selskab vælge én af følgende muligheder:

(i) Warrants fortsætter uændrede,

(ii) Modtageren kan, uanset pkt. 2.3, umiddelbart inden salget eller ombytningen, udnytte sine optjente Warrants, jf. pkt. 2.6.6. Modtageren er i forlængelse heraf forpligtet til at sælge eller ombytte de erhvervede aktier på samme vilkår som for de eksisterende aktionærer, eller

(iii) Warrants erstattes af nye aktieinstrumenter i det erhvervende selskab af tilsvarende økonomisk værdi for Modtageren efter skat.

If more than half of the share capital in the Company is sold or swapped the buying entity may choose one of the following options:

(i) The Warrants may continue without changes,

(ii) The Holder may irrespective of clause 2.3, immediately before the sale or swap be allowed to exercise all vested Warrants, see clause 2.6.6. In continuation hereof, the Holder shall be obliged to sell or swap the shares on the same terms as the existing shareholders, or

(iii) The Warrants may be replaced by new share instruments in the buying entity of a similar economic value for the Holder after tax.

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Fusion, salg eller ombytning af aktiemajoriteten på grundlag af en værdiansættelse af Selskabet på mindst DKK 400 millioner

Merger, Trade Sale or Swap of the Share Majority on the basis of a valuation of the Company of at least DKK 400 million

2.6.5 Modtageren kan, uanset pkt. 2.6.2 og 2.6.4, udnytte alle sine Warrants, såvel optjente som ikke-optjente, på de i pkt. 2.6.4 anførte vilkår, såfremt fusionen, salget eller ombytningen af aktiemajoriteten sker på grundlag af en værdiansættelse af Selskabet forud for transaktionen på mindst DKK 400 millioner (pre-money valuation).

The Holder may, irrespective of clauses 2.6.2 and 2.6.4, exercise all Warrants, vested as well as unvested on the terms provided for in clause 2.6.4 provided that the merger, trade sale or swap of the share majority is based on a valuation of the Company prior to the transaction of at least DKK 400 million (pre-money valuation).

Meddelelse om udnyttelse af Warrants ved likvidation, fusion, spaltning og salg eller ombytning af aktiemajoriteten

Notification regarding Exercise of Warrants in Case of Liquidation, Merger, Demerger, and Trade Sale or Swap of the Share Majority

2.6.6 Såfremt der, som anført i pkt. 2.6.1-2.6.5, træffes beslutning, giver Selskabet Modtageren skriftlig meddelelse herom. Modtageren har efter afsendelsen af Selskabets meddelelse en frist på to (2) uger til over for Selskabets bestyrelse skriftligt at meddele, hvor mange Warrants der ønskes udnyttet. Ikke-udnyttede Warrants bortfalder herefter uden yderligere varsel og uden kompensation.

If a resolution is passed as mentioned in clauses 2.6.1 – 2.6.5, the Company will notify the Holder hereof in writing. After the date of the posting of the Company's notice, the Holder shall have a time limit of two (2) weeks to notify the Company's board of directors in writing of the number of Warrants to be exercised. Warrants that are not exercised shall lapse without any further notice and without compensation.

2.7 OVERDRAGELSE OG PANTSÆTNING AF WARRANTS

TRANSFER AND PLEDGING OF THE WARRANTS

2.7.1 Warrants er personlige og kan hver-

The Warrants are personal and cannot

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ken sælges, bortgives, pantsættes eller på anden måde overdrages til tredjemand, frivilligt eller ved udlæg.

be sold, given away, pledged or transferred in any other way to a third party, whether voluntarily or by court order.

2.8 VILKÅR FOR AKTIER TEGNET PÅ GRUNDLAG AF WARRANTS

CONDITIONS FOR SHARES SUBSCRIBED FOR PURSUANT TO WARRANTS

2.8.1 Aktierne skal have samme rettigheder som de øvrige aktier i Selskabet, som anført i vedtægterne og i en nuværende eventuel fremtidig ejeraftale, jf. pkt. 2.1.2. Aktierne skal lyde på navn, og medmindre andet følger af senere vedtægtsændringer, skal de nye aktier på samme måde som de eksisterende aktier i Selskabet være ikke-omsætningspapirer.

The shares shall have the same rights as the existing shares in the Company as set out in the articles of association and in the current and/or future shareholders' agreement, see clause 2.1.2. The shares shall be issued in the Holder's name and unless amendments are later made in the articles of association, the shares shall be non-negotiable instruments in the same way as the existing shares in the Company.

2.8.2 Såfremt der gennemføres vedtægtsændringer for de eksisterende aktier, herunder ændringer af forhold som nævnt under pkt. 2.1.2, skal sådanne ændringer også gælde for de nye aktier.

If amendments are made in the articles of association regarding the existing shares, including amendments in respect of the matters referred to in clause 2.1.2, such amendments shall also apply to the new shares.

2.9 SKATTEMÆSSIGE FORHOLD

TAX CONSEQUENCES

2.9.1 Alle skattemæssige konsekvenser for Modtageren som følge af Warrants og den efterfølgende udnyttelse heraf er Selskabet uvedkommende.

Any tax consequences for the Holder caused by the Warrants and the subsequent exercise hereof shall be of no concern of the Company.

2.10 VOLDGIFT

ARBITRATION

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2.10.1	Vilkårene for Warrants skal reguleres og fortolkes i overensstemmelse med dansk ret.	The terms for Warrants shall be governed by and construed in accordance with Danish law.
2.10.2	Enhver uoverensstemmelse i anledning af vilkårene for Warrants, deres gennemførelse, opfyldelse, fortolkning og ophør skal, hvis denne ikke kan løses i mindelighed, afgøres med endelig og bindende virkning ved voldgift i overensstemmelse med reglerne for Det Danske Voldgiftsinstitut (Copenhagen Arbitration).	Any dispute arising out of or in connection with the terms for Warrants, its conclusion, performance, construction or termination shall - where such dispute cannot be settled amicably - be decided with final and binding effect by arbitration in accordance with the rules of procedure of the Danish Institute of Arbitration (Copenhagen Arbitration).
2.10.3	Voldgiftsretten skal bestå af 3 voldgiftsdommere. Hvis tvisten omfatter to parter, udpeger hver part en voldgiftsdommer, og voldgiftsinstituttet udpeger formanden for voldgiftsretten. Hvis tvisten omfatter mere end to parter udpeger Voldgiftsinstituttet alle tre voldgiftsdommere, medmindre andet aftales mellem parterne. Voldgiftsrettens sæde skal være i København.	The arbitral tribunal shall consist of three arbitrators. If the dispute includes two parties, each party shall appoint one arbitrator and the institute appoints the chairman of the arbitral tribunal. If a dispute shall include more than two parties, all three arbitrators shall be appointed by the institute, except otherwise agreed by all parties to such dispute. The place of arbitration shall be Copenhagen.
2.11	**ØVRIGE BESTEMMELSER**	**OTHER CONDITIONS**
2.11.1	Warrants skal ikke medregnes ved opgørelsen af feriepenge, fratrædelsesgodtgørelse, godtgørelse eller kompensation fastsat ved lov, pension og lignende.	The Warrants shall not be a part of the calculation of holiday pay, sever- ance pay, mandatory compensation, and pension or similar.
2.11.2	I tilfælde af uoverensstemmelser mellem den danske og engelske version	In case of inconsistency between the Danish and English version of these

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af disse vilkår, skal den danske version være gældende og have forrang.

terms, the Danish version shall prevail and be given priority.

3 GENERELLE VILKÅR FOR KAPITALFORHØJELSER

GENERAL TERMS FOR CAPITAL INCREASES

3.1 Udover de under punkt 1 anførte vilkår for de til de udstedte Warrants hørende kontante kapitalforhøjelser gælder følgende vilkår:

- De nye aktier udstedes i aktier à DKK 0,10 eller multipla heraf,
- De nye aktier skal give ret til udbytte i selskabet for det løbende regnskabsår, hvori aktierne tegnes, på lige fod med de eksisterende aktier og andre rettigheder i selskabet fra og med datoen for tegningen af aktierne,
- De nye aktier skal tilhøre samme aktieklasse som selskabets eksisterende aktiekapital,
- Kapitalforhøjelsen sker uden fortegningsret for de hidtidige aktionærer, idet tegningen sker på baggrund af warrants udstedt til selskabets eller dets datterselskabs medarbejdere, konsulenter, direktion og medlemmer af bestyrelsen,

In addition to the terms provided in clause 1, the increases of the share capital relating to the warrants granted shall be subject to the following terms and conditions:

- The new shares will be divided into shares of nominally DKK 0.10 or multiples hereof;
- The new shares will carry dividend rights for the financial year in which subscription is made on equal terms with the existing shares as well as other rights in the company as from the day of subscription;
- The new shares shall belong to the same share class as the company's existing shares;
- The Capital increase shall be made without any pre-emption rights for the existing shareholders, given that subscription is based on warrants issued to employees, consultants, the management and members of the board of directors of the compa-

25

26 - Der skal ikke gælde indskrænknin - ger i den til de nye aktier knyttede fortegningsret ved fremtidige kapi - talforhøjelser, - Fristen for tegning af de nye aktier beregnes på baggrund af de i punkt 2 indeholdte bestemmelser herom, - Det fulde beløb til tegning af det antal aktier, som de omfattede medarbejdere mv . ønsker at tegne, skal indbetales senest samtidig med tegningen af de pågældende aktier, og - De nye aktier skal lyde på navn og være ikke - omsætningspapirer, De anslåede omkostninger, der skal afholdes af selskabet ved hver kapital - forhøjelse, udgør DKK 10 . 000 + moms . ny or its subsidiary; - The pre - emption rights attached to the new shares shall not be subject to any restrictions in the event of future capital increases ; - The deadline for subscription of the new shares shall be calculat - ed pursuant to the provisions in clause 2 ; - The full subscription amount for the number of shares which the included employees etc . wish to subscribe for, shall be paid in full no later than on the day of subscription ; and - The new shares shall be made out in the name of the holder and shall be non - negotiable in - struments . The estimated costs to be borne by the company in connection with each capital increase are approximately DKK 10 . 000 + VAT . --- --- Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 26 . november 2019 . Latest amendment of the articles of association, including appendices, was resolved on 26 November 2019 .

The English part of this parallel document in Danish and English is an unofficial translation of the original Danish text . In the event of disputes or misunderstandings arising from the interpretation of the translation, the Danish language shall prevail . 6 2 . 9 4 0 / J M L BILAG 2 TIL VEDTÆGTER FOR FORWARD PHARMA A/S CVR - NR. 28865880 APPENDIX 2 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S CBR - NO. 28865880 1 WARRANTS WARRANTS 1.1 [Slettet] [Deleted] 1.2 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 111 . 425 warrants til en med - arbejder i et af selskabets dattersel - skaber (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 89 . 140 aktier kan tegnes til kurs 3 . 929 , 91 , svarende til DKK 3 , 92991 pr . aktie af DKK 0 , 10 og 22 . 285 aktier kan tegnes til kurs 160 . 876 , 50 , svarende til DKK 160 , 8765 pr . aktie af DKK 0 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 111 , 425 warrants to an employee of one of the company’s subsidiaries (the “Partici - pant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 89 , 140 shares may be sub - scribed for at a price of 3 , 929 . 91 , which equals DKK 3 . 92991 per share of DKK 0 . 10 and 22 , 285 shares may be subscribed for at a price of 160 , 876 . 50 , which equals DKK 160 . 8765 per share of DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici -

2 Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 3 . 929 , 91 , er fuldt modnede på Tildelingstidspunk - tet (som defineret nedenfor) . Betinget af Deltagerens fortsatte ansættelse hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 22 . 285 aktier til kurs 160 . 876 , 50 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . januar 2015 (”Tildelingstids - punktet”) (inklusive januar 2015 ) . Såfremt Deltagerens ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, finder punkt 2 . 3 . 1 og 2 . 6 anvendelse, idet besty - relsen eller en eventuel komite nedsat af bestyrelsen, dog kan beslutte, at den modnede del af de tildelte war - rants skal kunne udnyttes på samme vilkår, som hvis Deltagers ansættel - ses - eller andet tjenesteforhold ikke var ophørt (i så fald skal den modne - de del af de tildelte warrants kunne udnyttes indtil en dato fastsat af be - styrelsen eller komiteen, dog senest den 31 . december 2021 ) . pant. The portion of the warrants, which allows for the subscription of 89 , 140 shares at an exercise price of 3 , 929 . 91 , is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 22 , 285 shares at an exercise price of 160 , 876 . 50 , will become vested with respect to 1 / 36 on the last day of each of the first 36 calendar months following 1 January 2015 (the “Grant Date”) (including January 2015 ) . In the event the Participant’s em - ployment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2 . 3 . 1 and 2 . 6 shall apply, provided however that the board of directors, or a com - mittee set up by the board of direc - tors, if any, shall be entitled to decide that the unvested portion of the war - rants shall be exercisable on such terms and condition that would apply had the employment or other service relationship not been terminated (in which case the vested portion of the warrants shall be exercisable until a date determined by the board of di - rectors, or the committee, if any, but in no event later than 31 December 2021 ) .

3 Deltageren kan med respekt af det ovenfor anførte udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet ad en eller flere gange (dog højst tre), indtil Deltageren har tegnet det total antal aktier i selskabet, som den modnede del af de tildelte warrants giver Deltageren ret til at tegne . De tildelte warrants udløber uden kompensation den 31 . december 2020 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 11 . 142 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og The Participant may, subject to above, exercise the vested portion of the warrants during the period three to six years from the Grant Date in one or more rounds (however not exceed - ing three rounds) until the Participant has subscribed for the total number of shares in the company that the vested portion of the warrants entitles the Participant to subscribe for . The warrants will expire for no com - pensation on 31 December 2020 , or earlier as provided in this provision or clause 2 (the 2014 Warrant Terms) to the company's articles of association . The other terms and conditions appli - cable to the granted warrants are set forth in clause 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 11 , 142 . 50 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

4 - Kapitalforhøjelsen sker for 89 . 140 aktier til kurs 3 . 929 , 91 svarende til DKK 3 , 92991 pr . ak - tie a nominelt DKK 0 , 10 og for 22 . 285 aktier til kurs 160 . 876 , 50 , svarende til DKK 160 , 8765 pr . aktie a nominelt DKK 0 , 10 (jf . dog justeringsklau - sulen i punkt 2 . 9 ) .  The capital increase shall in re - spect of 89 , 140 shares be made at a subscription price of 3 , 929 . 91 , corresponding to DKK 3 . 92991 per share of nominally DKK 0 . 10 and in respect of 22 , 285 shares be made at a sub - scription price of 160 , 876 . 50 , corresponding to DKK 160 . 8765 per share of nominally DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.3 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 379 . 450 warrants til selska - bets CFO (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 21 , 00 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 379 , 450 warrants to the CFO of the company (the “Participant”) without pre - emption rights of the existing share - holders . The warrants are intended to be Non - Qualified Options and not Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 for USD 21 . 00 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) .

Tildelingen af warrants sker uden betaling fra Deltageren.

The grant of the warrants shall not be subject to payment from the Participant.

Betinget af Deltagerens fortsatte ansættelse hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants (a) for så vidt angår 25 % af de tildelte warrants på det tidligste af følgende tidspunkter (i) årsdagen for Tildelingstidspunktet (som defineret nedenfor) og (ii) datoen efter gennemførelsen af selskabets første børsintroduktion ("IPO"), hvor begrænsningerne for salg af aktier i Selskabet bortfalder i henhold til lock-up aftalen mellem Deltageren og emissionsgaranten for selskabets aktier i IPO'en, og (b) for så vidt angår 75 % af de tildelte warrants i tre (3) lige store årlige rater efter 29. juli 2014 ("Tildelingstidspunktet"), således at første rate modnes på den anden årsdag for Tildelingspunktet.

Subject to the Participant's continuing employment with the company, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested and exercisable (a) with respect to 25% of the warrants on the earlier to occur of (i) the first anniversary of the Grant Date (as defined below) and (ii) following the consummation of an initial public offering of the company (an "IPO") on the first date that the restrictions on sale of securities of the company lapse pursuant to the lock up agreement between the Participant and the underwriters of the company's securities in the IPO, and (b) with respect to 75% of the warrants in three (3) equal annual installments following 29 July 2014 (the "Grant Date"), with the first installment vesting on the second anniversary of the Grant Date.

Såfremt Deltagerens ansættelses- eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab ophører, finder punkt 2.3.1 og 2.6 anvendelse.

In the event the Participant's employment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2.3.1 and 2.6 shall apply.

De tildelte warrants udløber uden kompensation den 30. juli 2024 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire for no compensation on 30 July 2024, or earlier as provided in this article or clause 2.

5

Såfremt selskabet gennemfører en Change in Control (som defineret i punkt 2) forud for den dato, hvor de tildelte warrants modnes fuldt ud, og (a) Deltageren som følge af et Ufrivilligt Ophør ophører med at være ansat i selskabet eller et af selskabets datterselskaber i løbet af perioden på seks (6) måneder, der slutter på ikrafttrædelsesdatoen for en sådan Change in Control, eller (b) en Change in Control indtræder i løbet af opsigelsesperioden (som defineret i deltagerens ansættelsesaftale med selskabet), skal warrantvilkårene ændres således, at de tildelte warrants er modnet fuldt ud (og Deltager er berettiget til at udnytte de tildelte warrants) umiddelbart forud for gennemførelsen af en sådan Change in Control.

In the event that the company consummates a Change in Control (as defined in clause 2) prior to the date that the warrants are vested in full and (a) during the six (6) month period ending on the effective date of such Change in Control the Participant separates from service such that the Participant is no longer employed by the company or any Subsidiary of the company as a result of an Involuntary Event of Termination or (b) a Change in Control occurs during the notice period (as defined in the Participant's Employment Agreement with the company), the warrant terms are hereby modified such that the warrants shall become exercisable in full (and the Participant is entitled to exercise the Option) as of immediately prior to the consummation of such Change in Control.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in clause 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

Based on the above the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following:

- Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war-

- The maximum nominal amount by which the capital may be increased on the basis of exercise

6

7 rants er DKK 37 . 945 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og of the warrants is DKK 37 , 945 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 21 , 00 pr . aktie a nominelt DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapi - talforhøjelsens anmeldelse til Er - hvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) .  The capital increase shall be made at a price of USD 21 . 00 per share of nominally DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.4 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . marts 2015 besluttet at udstede 80 . 230 henholdsvis 10 . 700 warrants til to medarbejdere i et af selskabets datterselskaber (”Delta - gerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 March 2015 issued 80 , 230 and 10 , 700 warrants, respectively, to two employees of a subsidiary of the company (the “Participants” and indi - vidually the “Participant”) without pre - emption rights of the existing shareholders . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . The warrants are intended to be Non - Qualified Options and not an Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Hver warrant giver Deltagerne ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 21 , 00 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - Each warrant entitles the Participants to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 for USD 21 . 00 , the subscription price being converted into DKK on the

8 sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltagerne . Betinget af Deltagernes fortsatte an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes 25 % af de tildelte warrants på hver af de første fire årsdage efter 18 . august 2014 i relation til 80 . 230 war - rants henholdsvis 2 . september 2014 i relation til 10 . 700 warrants (”Tilde - lingstidspunktet”) . Såfremt en Deltagers ansættelses - eller andet tjenesteforhold hos sel - skabet, et datterselskab eller et kon - cernselskab ophører, finder punkt 2 . 3 . 1 og 2 . 6 anvendelse . De tildelte warrants udløber uden kompensation den 19 . august 2024 i relation til 80 . 230 warrants henholds - vis 3 . september 2024 i relation til 10 . 700 warrants eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pants . Subject to the Participants’ continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested and exercisable with respect to 25 % of the warrants on each of the first four anniversaries of 18 August 2014 in regard to 80 , 230 warrants and 2 September 2014 in regard to 10 , 700 warrants (the “Grant Date”) . In the event a Participant’s employ - ment or other service relationship with the company, a subsidiary or an affiliate is terminated, clauses 2 . 3 . 1 and 2 . 6 shall apply . The warrants will expire for no com - pensation on 19 August 2024 in re - gard to 80 , 230 warrants and 3 Sep - tember 2024 in regard to 10 , 700 war - rants, or earlier as provided in this article or clause 2 . The other terms and conditions appli - cable to the granted warrants are set forth in clause 2 .

9 I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 9 . 093 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker for USD 21 , 00 pr . aktie a nominelt DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapi - talforhøjelsens anmeldelse til Er - hvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 9 , 093 (cf . however the adjustment mech - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - The capital increase shall be made at a price of USD 21 . 00 per share of nominally DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment clause in clause 2 . 9 ) . 1.5 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 598 . 551 warrants til tre af selskabets og/eller selskabets datterselskabers konsulenter (”Deltagerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 598 , 551 warrants to three consultants of the company and/or a subsidiary of the company (the “Participants” and individually the “Participant”) without pre - emption rights of the existing shareholders .

10 Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 311 . 980 aktier kan tegnes til kurs 3 . 929 , 96 , svarende til DKK 3 , 92996 pr . aktie af DKK 0 , 10 , 166 . 860 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 119 . 711 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Den del af de tildelte warrants, som giver ret til tegning af 311 . 980 aktier til en tegningskurs på 3 . 929 , 26 hen - holdsvis 166 . 860 aktier til en teg - ningskurs på 8 . 414 , 05 , er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . Betinget af Del - tagerens fortsatte tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante mod - ningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 119 . 711 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 311 , 980 shares may be subscribed for at a price of 3 , 929 . 96 , which equals DKK 3 . 92996 per share of DKK 0 . 10 , 166 , 860 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 119 , 711 shares may be sub - scribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip - tion price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The portion of the warrants, which allows for the subscription of 311 , 980 shares at a subscription price of 3 , 929 . 26 and 166 , 860 shares at a subscription price of 8 , 414 . 05 , re - spectively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing engage - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 119 , 711 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will den sidste dag i hver af de første 36 måneder efter 1. april 2015 ("Tildelingstidspunktet") (inklusiv april 2015).

become vested with respect to 1/36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the "Grant Date") (including April 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in article 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tids-

The warrants will expire on 31 March 2021, or earlier as provided for in this

11

punkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og annulleres uden kompensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt.

provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants previously issued by the company and held by the Participant at the Grant Date are exercised at any time.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company’s capital structure by reason of (a) the issuance of bonus shares of the Company (in Dan-

12

13 pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For at undgå tvivl bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpas - ninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 59 . 855 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in sec - tion 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 59 , 855 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall with

14 til 311.980 aktier til kurs respect to 311,980 shares be 3.929,96, svarende til DKK made at a subscription price of 3,92996 pr. aktie af DKK 0,10, i 3,929.96, which equals DKK relation til 166.860 aktier til kurs 3.92996 per share of DKK 0.10, 8.414,05, svarende til DKK with respect to 166,860 shares 8,41405 pr. aktie af DKK 0,10, at a subscription price of og i relation til 119.711 aktier for 8,414.05, which equals DKK USD 30,54 pr. aktie af DKK 0,10, 8.41405 per share of DKK 0,10, idet tegningskursen omregnes til and with respect to 119,711 DKK på dagen for kapitalforhøjel - shares at a subscription price of sens anmeldelse til Erhvervssty - USD 30.54 per share of DKK relsen (jf. dog justeringsklausu - 0.10, the subscription price being len i punkt 2.9). converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf. however the adjustment mechanism in clause 2.9). 1.6 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 153 , 138 warrants til en medarbejder i et af selskabets datterselskaber (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 153 , 138 warrants to an employee of one of the company’s subsidiaries (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 89 . 140 aktier kan tegnes til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 , 33 . 370 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 30 . 628 aktier kan tegnes for 89 , 140 shares may be subscribed for at a price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , 33 , 370 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 ,

15 USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmel - delse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 3 . 930 , 12 hen - holdsvis 33 . 370 aktier til en tegnings - kurs på 8 . 414 , 05 , er fuldt modnede på Tildelingstidspunktet (som define - ret nedenfor) . Betinget af Deltagerens fortsatte ansættelsesforhold hos sel - skabet, et datterselskab eller et kon - cernselskab på det relevante mod - ningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 30 . 628 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . april 2015 (”Tildelings - tidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret and 30 , 628 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . The portion of the warrants, which allows for the subscription of 89 . 140 shares at a subscription price of 3 . 930 , 12 and 33 , 370 shares at a sub - scription price of 8 , 414 . 05 , respec - tively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 30 , 628 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (in - cluding April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og annulleres uden kompensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants previously issued by the company and held by the Participant at the Grant Date are exercised at any time.

16

på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt.

Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, ethvert beløb, der er pålignet som kildeskat, vedrørende de tildelte warrants eller udnyttelsen af disse, og at foretage enhver anden handling, som et udvalg nedsat af bestyrelsen vurderer nødvendigt for at opfylde alle forpligtelser til at betale sådanne kildeskatter.

The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its subsidiaries and affiliates shall have the right to deduct from any compensation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exercise thereof and to take all such other action as a committee appointed by the board of directors deems necessary to satisfy all obligations for the payment of such withholding taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1), finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For at undgå tvivl bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make

17

18 som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 15 . 313 , 8 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 89 . 140 aktier til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 , i relation til 33 . 370 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 30 . 628 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in clause 3 and in the following :  The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 15 , 313 . 8 (cf . however the adjustment mechanism in clause 2 . 9 ) to the company's articles of associa - tion) and the minimum nominal amount is DKK 0 . 10 ; and  The capital increase shall with respect to 89 , 140 shares be made at a subscription price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , with respect to 33 , 370 shares at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with re - spect to 30 , 628 shares at a sub - scription price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip -

19 relsen (jf. dog justeringsklausu - len i punkt 2.9). tion price being converted into DKK on the day the capital in - crease is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.7 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 44 . 560 warrants til en af selskabets konsulenter (”Deltageren”) uden for - tegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 44 , 560 warrants to one of the compa - ny’s consultants (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 44 . 560 aktier kan tegnes til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 44 , 560 shares may be subscribed for at a price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 , (cf . however the adjustment mecha - nism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant . De tildelte warrants, som giver ret til tegning af 44 . 560 aktier til en teg - ningskurs på 3 . 930 , 12 er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . The warrants, which allows for the subscription of 44 , 560 shares at a subscription price of 3 , 930 . 12 is fully vested at the Grant Date (as defined below) . Medmindre andet fremgår af denne The Participant may, subject to the bestemmelse eller punkt 2, kan Deltageren udnytte de tildelte warrants i en periode på to år fra 1. april 2015 ("Tildelingstidspunktet") indtil den 31. marts 2017.

terms and conditions set forth in this provision and section 2, exercise the warrants granted during the period two years from 1 April 2015 (the "Grant Date") until 31 March 2017.

De tildelte warrants udløber den 31. marts 2017 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og bliver annulleret uden kompensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt.

The warrants will expire on 31 March 2017, or earlier as provided for in this provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants previously issued by the company and held by the Participant at the Grant Date are exercised at any time.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i hen-

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

20

hold til lov.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

21

22 - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 4 . 456 (jf . dog ju - steringsklausulen i punkt 2 . ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 4 , 456 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker til kurs 3 . 930 , 12 , svarende til DKK 3 , 93012 pr . aktie af DKK 0 , 10 (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be made at a subscription price of 3 , 930 . 12 , which equals DKK 3 . 93012 per share of DKK 0 . 10 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.8 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 208 . 575 warrants til en af selskabets datterselskabers medarbejdere (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 208 , 575 warrants to an employee of a subsidiary of the company (the “Par - ticipant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 166 . 860 aktier kan tegnes til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 41 . 715 akti - er kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapital - forhøjelsens anmeldelse til Erhvervs - styrelsen (jf . dog justeringsklausulen i 166 , 860 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 41 , 715 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the

23 punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . Den del af de tildelte warrants, som giver ret til tegning af 166 . 860 aktier til en tegningskurs på 8 . 414 , 05 er fuldt modnede på Tildelingstidspunk - tet (som defineret nedenfor) . Betinget af Deltagerens fortsatte ansættelses - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 41 . 715 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Tildelingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . The portion of the warrants, which allows for the subscription of 166 , 860 shares at a subscription price of 8 , 414 . 05 , is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 41 , 715 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (in - cluding April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og bliver annulleret uden kompensation, hvis nogle af de warrants, som selskabet har udstedt til Deltageren i henhold til tegningsliste vedrørende warrants dateret 1. henholdsvis 4. oktober 2013, udnyttes på et hvilket som helst tidspunkt.

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants issued by the company to the Participant pursuant to subscription list for warrants dated October 1 and 4, 2013, respectively, are exercised at any time.

Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets

The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its

24

datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, ethvert beløb, der er pålignet som kildeskat, vedrørende de tildelte warrants eller udnyttelsen af disse, og at foretage sig enhver anden handling, som et udvalg nedsat af bestyrelsen vurderer nødvendigt for at opfylde alle forpligtelser til at betale sådanne kildeskatter.

subsidiaries and affiliates shall have the right to deduct from any compensation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exercise thereof and to take all such other action as a committee appointed by the board of directors deems necessary to satisfy all obligations for the payment of such withholding taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildel-

The other terms and conditions applicable to the granted warrants are set

25

26 te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 20 . 857 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 166 . 860 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 41 . 715 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 20 , 857 . 50 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall with respect to 166 , 860 shares be made at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with respect to 41 . 715 shares at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . 1.9 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 23. juni 2015 udstedt i alt 41.715 warrants til en af selskabets Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of

27 bestyrelsesmedlemmer (”Deltageren”) uden fortegningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . 41 . 715 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . april 2015 (”Tildelings - tidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - 41 , 715 warrants to one of the mem - bers of the company’s board of direc - tors (the “Participant”) without pre - emption rights of the existing share - holders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 41 , 715 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calen - dar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's tagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og annulleres uden kompensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes før employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants previously issued by the company and held by the Participant at the Grant Date are exercised at any time before April 1, 2018.

28

29 den 1 . april 2018 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - bet, dets datterselskaber og koncern - selskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skat - ter pålagt selskabet, dets dattersel - skaber eller koncernselskaber i hen - hold til lov . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub - sidiaries and affiliates against all ex - penses relating to any obligation im - posed by law on the company, its subsidiaries and affiliates in respect of any such taxes . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 4 , 171 . 50

30 rants er DKK 4 . 171 , 50 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.10 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 32 . 500 warrants til to medarbejdere i et af selskabets datterselskaber (”Del - tagerne” og hver for sig ”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 32 , 500 warrants to two employees of one of the company’s subsidiaries (the “Participants” and individually the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 32 . 500 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 32 , 500 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) .

Tildelingen af warrants sker uden betaling fra Deltageren. Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderligere warrants eller andre optioner i fremtiden.

The grant of the warrants shall not be subject to payment from the Participant. The grant of the warrants does not constitute a right of the Participant to receive further warrants or other awards in the future.

Betinget af Deltagerens fortsatte ansættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/36 på den sidste dag i hver af de første 36 måneder efter 1. april 2015 ("Tildelingstidspunktet") (inklusiv april 2015).

Subject to the Participant's continuing employment with the company, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1/36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the "Grant Date") (including April 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an-

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and

31

det fremgår af denne bestemmelse eller punkt 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

Deltageren er forpligtet til at betale til selskabet, dets datterselskaber og koncernselskaber, og selskabet, dets datterselskaber og koncernselskaber er berettiget til at modregne i enhver kompensation udbetalt til Deltageren i henhold til punkt 2 eller i øvrigt, ethvert beløb, der er pålignet som kildeskat, vedrørende de tildelte warrants eller udnyttelsen af disse, og at foretage sig enhver anden handling, som et udvalg nedsat af bestyrelsen vurderer nødvendigt for at opfylde alle forpligtelser til at betale sådanne kildeskatter.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fonds-

conditions set forth in this provision and section 2).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2.

The Participant shall be required to pay to the company, its subsidiaries and affiliates, and the company, its subsidiaries and affiliates shall have the right to deduct from any compensation paid to the Participant pursuant to section 2 or otherwise, the amount of any required withholding taxes in respect of the warrants or the exercise thereof and to take all such other action as a committee appointed by the board of directors deems necessary to satisfy all obligations for the payment of such withholding taxes.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Dan-

32

33 aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrel - sen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 3 . 250 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 3 , 250 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and

34 - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) .  The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.11 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 23 . juni 2015 udstedt i alt 528 . 563 warrants til selskabets CEO og COO (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 , og 89 . 140 aktier kan tegnes til kurs 5 . 609 , 15 , svarende til DKK 5 , 60915 pr . aktie af DKK 0 , 10 , 333 . 710 aktier kan tegnes til kurs 8 . 414 , 05 , svaren - de til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og 105 . 713 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 23 June 2015 issued a total of 528 , 563 warrants to the CEO and COO of the company (the Participant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 ; and 89 . 140 shares may be subscribed for at a price of 5 , 609 . 15 , which equals DKK 5 . 60915 per share of DKK 0 . 10 , 333 , 710 shares may be subscribed for at a price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and 105 , 713 shares may be sub - scribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscrip - tion price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha -

35 Tildelingen af warrants sker uden betaling fra Deltageren . Den del af de tildelte warrants, som giver ret til tegning af 89 . 140 aktier til en tegningskurs på 5 . 609 , 15 hen - holdsvis 333 . 710 aktier til en teg - ningskurs på 8 . 414 , 05 , er fuldt mod - nede på Tildelingstidspunktet (som defineret nedenfor) . Betinget af Del - tagerens fortsatte ansættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes den del af de tildelte warrants, som giver ret til at tegne 105 . 713 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 med 1 / 36 på den sidste dag i hver af de første 36 måneder efter 1 . april 2015 (”Til - delingstidspunktet”) (inklusiv april 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til nism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . The portion of the warrants, which allows for the subscription of 89 , 140 shares at a subscription price of 5 , 609 . 15 and 333 , 710 shares at a subscription price of 8 , 414 . 05 , re - spectively, is fully vested at the Grant Date (as defined below) . Subject to the Participant’s continuing employ - ment with the company, a subsidiary or an affiliate on the applicable vest - ing date, the portion of the warrants, which allows for the subscription of 105 , 713 shares at a price of USD 30 . 54 per share of DKK 0 . 10 , will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following the 1 April 2015 (the “Grant Date”) (including April 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its

Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2. Uanset det foranstående udløber de tildelte warrants straks og bliver annulleret uden kompensation, hvis nogle af de warrants, som selskabet tidligere har udstedt, og som Deltageren er i besiddelse af på Tildelingstidspunktet, udnyttes på et hvilket som helst tidspunkt.

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2. Notwithstanding the foregoing, the warrants will immediately expire and be cancelled for no compensation if any of the warrants previously issued by the company and held by the Participant at the Grant Date are exercised at any time.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social

36

bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

37

38 De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 52 . 856 , 3 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker i relation til 89 . 140 aktier til kurs 5 . 609 , 15 , svarende til DKK 5 , 60915 pr . aktie af DKK 0 , 10 , i relation til 333 . 710 aktier til kurs 8 . 414 , 05 , svarende til DKK 8 , 41405 pr . aktie af DKK 0 , 10 , og i relation til 105 . 713 aktier for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 52 , 856 . 3 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and  The capital increase shall with respect to 89 , 140 shares be made at a subscription price of 5 , 609 . 15 , which equals DKK 5 . 60915 per share of DKK 0 . 10 , with respect to 333 , 710 shares at a subscription price of 8 , 414 . 05 , which equals DKK 8 . 41405 per share of DKK 0 . 10 , and with respect to 105 , 713 shares at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment

39 mechanism in clause 2.9). 1.12 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 24. november 2015 udstedt i alt 10.000 warrants til en medarbej - der i selskabet (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer. Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 issued a total of 10 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 10 . 000 aktier kan tegnes for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 10 , 000 shares may be subscribed for at a price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of

36 måneder efter 1. april 2015 ("Tildelingstidspunktet") (inklusive april 2015).

the first 36 calendar months following the 1 April 2015 (the "Grant Date") (including April 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 31. marts 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 31 March 2021, or earlier as provided for in this provision or section 2.

40

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For

41

42 komite efter eget skøn kan udføre de tilpasninger, som den finder nødven - dige for at beskytte Deltagerens inte - resser som beskrevet . the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 1 . 000 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 1 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 30 , 54 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 30 . 54 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) .

43 1.13 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 , den 30 . august 2016 , den 29 . marts 2017 , den 4 . april 2018 og den 26 . november 2019 udstedt i alt 120 . 000 warrants til en medarbejder i selskabet (”Del - tageren”) uden fortegningsret for sel - skabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 , August 30 , 2016 , March 29 , 2017 , April 4 , 2018 and November 26 , 2019 issued a total of 120 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne to aktier i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for two shares in the company with a nominal value of DKK 0 . 01 . 240 . 000 aktier kan tegnes for USD 4 , 5112975 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmel - delse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . 240 , 000 shares may be subscribed for at a price of USD 4 . 5112975 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . howev - er the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Alle de tildelte warrants er fuldt mod - nede på Tildelingstidspunktet. All of the granted warrants are fully vested at the Grant Date. I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et In the event the Participant resigns from his position with the company, a koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernselskab) på grund af egen eller selskabets, et datterselskabs eller et koncernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Aktieoptionslovens §§ 4 og 5 (som gældende ved indgåelsen af tildelingsaftale med Deltageren), idet bestyrelsen i tilfælde af Deltagerens opsigelse forud for udløb af Udnyttelsesperioden (som defineret nedenfor) efter dets eget skøn dog kan beslutte, at warrants skal kunne udnyttes som om, Deltageren ikke havde opsagt sin stilling (i hvilket tilfælde de modnede warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2.

subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Participant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Participant's employment, the Participant's position will be as laid down in sections 4 and 5 of the Danish Stock Option Act (as in force at the date of conclusion of the award agreement with the Participant), provided however that the board of directors in case of the Participant's resignation prior to the expiration of the warrants may in its sole discretion decide that the warrants shall remain exercisable as if the Participant had not resigned (in which case the vested warrants shall be exercisable as set forth below, subject to the terms and conditions set forth in this provision and section 2).

Dette indebærer blandt andet følgende:

This *inter alia* implies the following:

- Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af Deltagerens egen opsigelse, bortfalder Deltagerens ret til at udnytte sine tildelte warrants. Warrants, hvor Udnyttelsesperioden er indtrådt inden Deltagerens fratræden, kan dog udnyttes indtil fratrædelsestids-

- In the event that the Participant resigns from his position in the company, a subsidiary or an affiliate due to his own termination of employment, the Participant's right to exercise warrants granted will lapse. Warrants, where the Exercise Period has commenced prior to the termination of the Participant's employment,

44

punktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår.

may, however, be exercised in the period until termination of the Participant's employment on the terms and conditions provided for in this provision and section 2.

- Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af selskabets, et datterselskabs eller et koncernselskabs opsigelse, der ikke skyldes Deltagerens misligholdelse, bevarer Deltageren ret til samtlige tildelte warrants, uanset om Udnyttelsesperioden er indtrådt inden Deltagerens fratræden. Det samme gælder de tilfælde, der er angivet i aktieoptionslovens § 4, stk. 2 (fratræden på grund af alder/pensionering) og § 4, stk. 3 (fratræden på grund af selskabets, et datterselskabs eller et koncernselskabs grove misligholdelse) (som gældende ved indgåelsen af tildelingsaftale med Deltageren).

- In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of the employment, which is not due to breach on the part of the Participant, the Participant will remain entitled to all warrants that have been granted, irrespective of whether the exercise period has commenced prior to the termination of his employment. The same applies in those instances mentioned in the Stock Option Act, section 4(2) (resignation due to age/retirement) and section 4(3) (resignation due to material breach on the part of the company, a subsidiary or an affiliate) (as in force at the date of conclusion of the award agreement with the Participant).

- Såfremt Deltageren fratræder sin stilling på grund af selskabets, et datterselskabs eller et koncernselskabs opsigelse, der skyldes misligholdelse fra Deltagerens side, eller såfremt Deltageren bliver bortvist berettiget, bortfal-

- In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of employment, which is due to breach on the part of the Participant, or the

45

der Deltagerens ret til alle tildelte warrants på fratrædelsestidspunktet. Warrants, hvor udnyttelsesperioden er indtrådt inden Deltagerens fratræden, kan udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår.

Participant is justly dismissed by the company, the Participant's right to all warrants granted will lapse upon termination of the employment. Warrants, where the Exercise Period has commenced prior to the termination of the Participant's employment, may however be exercised in the period until the termination of his employment on the terms and conditions provided for in this provision or section 2.

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte de tildelte warrants i perioden fra og med den 1. juni 2019 til og med 31. maj 2021 ("Udnyttelsesperioden").

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the warrants during the period from and including 1 June 2019 through 31 May 2021 ("Exercise Period").

De tildelte warrants udløber den 31. maj 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 31 May 2021, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Del-

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant

46

tageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2, bortset fra punkt 2.6 som ikke finder anvendelse.

The other terms and conditions applicable to the granted warrants are set forth in section 2, save for section 2.6 which shall not apply.

47

48 I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 2 . 400 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 2 , 400 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for USD 4 , 5112975 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausu - len i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 4 . 5112975 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.14 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 udstedt i alt 89 , 140 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 24 November, 2015 issued a total of 89 , 140 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til Each warrant entitles the Participant

49 at tegne én aktie i selskabet med en nominel værdi af DKK 0,10. to subscribe for one share in the com - pany with a nominal value of DKK 0.10. 89 . 140 aktier kan tegnes for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 89 , 140 shares may be subscribed for at a price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 1 . juli 2015 (”Tildelings - tidspunktet”) (inklusive juli 2015 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte war - rants kan udnyttes i det omfang, det er muligt i henhold til punkt 2 . 6 , idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calen - dar months following 1 July 2015 (the “Grant Date”) (including July 2015 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation - ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2 . 6 , provided however that the board of directors, or a committee set up by the board of directors, may prior to

50 skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modne - de del af disse warrants skal kunne udnyttes som om, der ikke var ind - trådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre an - det fremgår af denne bestemmelse eller punkt 2 ) . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet . the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Ser - vice had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2 ) . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the vested portion of the warrants during the period three to six years from the Grant Date . De tildelte warrants udløber den 30 . juni 2021 eller på det tidligere tids - punkt, som måtte følge af denne be - stemmelse eller punkt 2 . The warrants will expire on June 30 , 2021 , or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds - og invalide - forsikring eller øvrige skatteforpligtel - ser, som forfalder hos Deltageren i forbindelse med tildelingen eller udø - velsen af de tildelte warrants, og Del - tageren skal skadesløsholde selska - The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its sub -

bet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

sidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning

As a consequence of the resolution to grant warrants, the board of directors

51

52 om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 8 . 914 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the min - imum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being convert - ed into DKK on the day the capi - tal increase is filed with the Dan - ish Business Authority (cf . how - ever the adjustment mechanism in clause 2 . 9 ) . 1.15 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 24 . november 2015 udstedt i alt 499 . 580 warrants til to af selska - bets og/eller selskabets datterselska - bers konsulenter (”Deltagerne” og hver for sig ”Deltageren”) uden for - tegningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on November 24 , 2015 issued a total of 499 , 580 warrants to two con - sultants of the company and/or a sub - sidiary of the company (the “Partici - pants” and individually the “Partici - pant”) without pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com -

53 nominel værdi af DKK 0 , 10 . 249 . 790 aktier kan tegnes til USD 28 , 26 pr . aktie af DKK 0 , 10 (”Base Option Aktierne”) og 249 . 790 aktier kan tegnes til USD 141 , 30 pr . aktie af DKK 0 , 10 (”Mega Option Aktierne”), idet tegningskursen omregnes til DKK på dagen for kapitalforhøjelsens an - meldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, mod - nesde tildelte warrants til Base Option Aktier og Mega Option Aktier i fem (5) lige store årlige trancher, der hver især består af 49 . 958 warrants til Base Option Aktier og 49 . 958 war - rants til Mega Option Aktier, første tranche heraf modnes 2 . april 2016 . Bestyrelsen eller en af bestyrelsen eventuelt nedsat komite kan dog uan - set ovenstående efter eget valg og uden nogen form for kompensation til Deltageren på ethvert tidspunkt ved skriftlig meddelelse til Deltageren fremrykke, suspendere, udskyde pany with a nominal value of DKK 0.10. 249 , 790 shares may be subscribed for at a price of USD 28 . 26 per share of DKK 0 . 10 (“Base Option Shares”) and 249 , 790 shares may be subscribed for at a price of USD 141 . 30 per share of DKK 0 . 10 (“Mega Option Shares”), the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing engagement with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants to each of the Base Option Shares and Mega Option Shares will vest in five (5) equal annual instalments, each consisting of 49 , 958 warrants to Base Option Shares and 49 , 958 warrants to Mega Option Shares, first tranche hereof will be vested on 2 April 2016 . The board of directors or any commit - tee set up by the board of directors may however irrespective of the above at its sole discretion and with - out any compensation to the Partici - pant at any time by written notice to the Participant accelerate, suspend, og/eller bringe modningen af warrants til ophør.

postpone and/or terminate any further vesting of the warrants.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund eller ved bestyrelsens beslutning om at bringe modningen af warrants til ophør (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason or by termination of vesting by the board of directors (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in article 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden 2. april 2020 til 15. maj 2020.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period from April 2, 2020 until May 15, 2020.

De tildelte warrants udløber den 15. maj 2020 eller på det tidligere tidspunkt, som måtte følge af denne be-

The warrants will expire on May 15, 2020, or earlier as provided for in this provision or section 2.

54

55 stemmelse eller punkt 2 . Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter . Uden at begrænse omfanget af det foregående er selskabet ikke ansvarlig for inde - holdelse af indkomstskat, sociale bi - drag, arbejdsløsheds - og invalidefor - sikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbin - delse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relati - on til sådanne skatter pålagt selska - bet i henhold til lov . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 49 . 958 (jf . dog ju - steringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og The Participant shall satisfy any and all requirements and obligations relat - ing to applicable taxes . Without limit - ing the generality of the foregoing, the company shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company against all expenses relating to any obligation imposed by law on the company in respect of any such taxes . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . Based on the above the board of di - rectors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions set forth in sec - tion 3 and in the following : - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 49 . 958 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

56 - Kapitalforhøjelsen sker i relation til Base Option Aktierne til en pris på USD 28 , 26 pr . aktie á DKK 0 , 10 og i relation til Mega Option Aktierne til en pris på USD 141 , 30 pr . aktie á DKK 0 , 10 , idet tegningsprisen omreg - nes til DKK på dagen for kapital - forhøjelsens anmeldelse til Er - hvervsstyrelsen med henblik på fastlæggelse af tegningskursen i DKK (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall with respect to the Base Option Shares be made at a price of USD 28 . 26 per share of DKK 0 . 10 and with respect to the Mega Op - tion Shares at a price of USD 141 . 30 per share of DKK 0 . 10 , the subscription price being con - verted into DKK on the day the capital increase is filed with the Danish Business Authority for purposes of determination of the subscription rate (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.16 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 17 , 99 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . The warrants are intended to be Non - Qualified Options and not an Incentive Stock Options within the meaning of Section 422 of the US Internal Reve - nue Code . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 17 . 99 , the subscription price being converted sens anmeldelse til Erhvervsstyrelsen (jf. dog justeringsklausulen i punkt 2.9).

into DKK on the day the capital increase is filed with the Danish Business Authority (cf. however the adjustment mechanism in clause 2.9).

Tildelingen af warrants sker uden betaling fra Deltageren.

The grant of the warrants shall not be subject to payment from the Participant.

Betinget af Deltagerens fortsatte ansættelsesforhold eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/36 på den sidste dag i hver af de første 36 måneder efter 1. maj 2016 ("Tildelingstidspunktet") (inklusive maj 2016).

Subject to the Participant's continuing or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1/36 of the shares on the last day of each of the first 36 calendar months following the 1 May 2016 (the "Grant Date") (including May 2016).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set

57

som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet (1. maj 2019 til 30. april 2022).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date (1 May 2019 to 30 April 2022).

De tildelte warrants udløber den 30. april 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on April 30, 2022, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

58

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of the Participant's ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

- Det højeste nominelle beløb,

- The maximum nominal

59

60 som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 8 . 914 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og amount by which the capital may be increased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 17 , 99 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 17 . 99 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.17 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 17 , 99 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 17 . 99 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad -

justment mechanism in clause 2.9).

Tildelingen af warrants sker uden betaling fra Deltageren.

The grant of the warrants shall not be subject to payment from the Participant.

Betinget af Deltagerens fortsatte ansættelsesforhold eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/36 på den sidste dag i hver af de første 36 måneder efter 1. maj 2016 ("Tildelingstidspunktet") (inklusive maj 2016).

Subject to the Participant's continuing or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1/36 of the shares on the last day of each of the first 36 calendar months following the 1 May 2016 (the "Grant Date") (including May 2016).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as

61

stated below).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet (1. maj 2019 til 30. april 2022).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date (1 May 2019 to 30 April 2022).

De tildelte warrants udløber den 30. april 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on April 30, 2022, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first

62

første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of the Participant's ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

- Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af warrants er DKK 8.914

- The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is

63

64 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - Kapitalforhøjelsen sker for USD 17 , 99 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 17 . 99 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.18 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 89 . 140 warrants til et medlem af sel - skabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 89 , 140 warrants to a member of the board of directors of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 36 , 85 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 36 . 85 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden The grant of the warrants shall not be betaling fra Deltageren.

Betinget af Deltagerens fortsatte ansættelsesforhold eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/36 på den sidste dag i hver af de første 36 måneder efter 1. juli 2015 ("Tildelingstidspunktet") (inklusive juli 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

Medmindre andet fremgår af denne

subject to payment from the Participant.

Subject to the Participant's continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1/36 of the shares on the last day of each of the first 36 calendar months following 1 July 2015 (the "Grant Date") (including July 2015).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

The Participant may, subject to the

65

bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet (1. juli 2018 til 30. juni 2021).

terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date (1 July 2018 to 30 June 2021).

De tildelte warrants udløber den 30. juni 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on June 30, 2021, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapital-

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital struc-

66

67 struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 8 . 914 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 8 , 914 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum

68 og nominal amount is DKK 0.10; and - Kapitalforhøjelsen sker for USD 36 , 85 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 36 . 85 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.19 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 285 . 269 warrants til et medlem af selskabets direktion (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 285 , 269 warrants to a member of the board of managers of the company (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 12 , 75 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 12 . 75 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici -

re warrants eller andre optioner i fremtiden.

pant to receive further warrants or other awards in the future.

Betinget af Deltagerens fortsatte ansættelsesforhold eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/48 på den sidste dag i hver af de første 48 måneder efter 1. marts 2016 ("Tildelingstidspunktet") (inklusive marts 2016).

Subject to the Participant's continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date the warrants will become vested with respect to 1/48 of the shares on the last day of each of the first 48 calendar months following 1 March 2016 (the "Grant Date") (including March 2016).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

69

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden fire til seks år fra Tildelingstidspunktet (1. marts 2020 til 28. februar 2022).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period four to six years from the Grant Date (1 march 2020 to 28 February 2022).

De tildelte warrants udløber den 28. februar 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 28 February 2022, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a

70

71 af en ændring i selskabets kapital - struktur ved (a) udstedelse af fonds - aktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer - skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 28 . 526 , 90 (jf . dog justerings - klausulen i punkt 2 . 9 ) og det change in the company’s capital struc - ture by reason of (a) the issuance of bonus shares of the Company (in Dan - ish “fondsaktier”) to all of the compa - ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 28 , 526 . 90 (cf . however the adjustment mechanism in

72 mindste nominelle beløb er DKK 0,10, og clause 2.9) and the minimum nominal amount is DKK 0.10; and - Kapitalforhøjelsen sker for USD 12 , 75 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 12 . 75 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.20 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 221 . 282 warrants til to af selskabets konsulenter (hver for sig ”Deltage - ren”) uden fortegningsret for selska - bets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 221 , 282 warrants to two consultants of the company (each a “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 20 , 90 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 20 . 90 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren. The grant of the warrants shall not be subject to payment from the Partici - pant .

Betinget af Deltagerens fortsatte ansættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1/48 på den sidste dag i hver af de første 48 måneder efter 4. december 2015 ("Tildelingstidspunktet") (inklusive december 2015).

Subject to the Participant's continuing employment with the company, a subsidiary or an affiliate on the applicable vesting date, the warrants will become vested with respect to 1/48 of the shares on the last day of each of the first 48 calendar months following the 4 December 2015 (the "Grant Date") (including December 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden fire til

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during

73

seks år fra Tildelingstidspunktet (4. december 2019 til 3. december 2021).

the period four to six years from the Grant Date (4 December 2019 to 3 December 2021).

De tildelte warrants udløber den 3. december 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 3 December 2021, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer-

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company’s capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the compa-

74

75 skab eller (b) udbytter . Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur . For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltage - rens interesser som beskrevet . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 22 . 128 , 20 (jf . dog justerings - klausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og ny’s shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends . The purpose hereof is to protect the Participant from any dilution of the financial val - ue of the Participant’s ownership in - terest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 22 , 128 . 20 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and

76 - Kapitalforhøjelsen sker for USD 20 , 90 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 20 . 90 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.21 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 1 . juni 2016 udstedt i alt 140 . 000 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 for USD 25 , 52 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on June 1 , 2016 issued a total of 140 , 000 warrants to an employee of the company (the “Participant”) with - out pre - emption rights of the existing shareholders . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 at a price of USD 25 . 52 , the subscription price being converted into DKK on the day the capital in - crease is filed with the Danish Busi - ness Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . The grant of the warrants shall not be subject to payment from the Partici - pant . Subject to the Participant’s continuing employment or other engagement with the company, a subsidiary or an affiliate on the applicable vesting date relevante modningstidspunkt, modnes de tildelte warrants med 1/48 på den sidste dag i hver af de første 48 måneder efter 19. oktober 2015 ("Tildelingstidspunktet") (inklusive oktober 2015).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden fire til seks år fra Tildelingstidspunktet (19. oktober 2019 til 18. oktober 2021).

the warrants will become vested with respect to 1/48 of the shares on the last day of each of the first 48 calendar months following 19 October 2015 (the "Grant Date") (including October 2015).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period four to six years from the Grant Date (19 October 2019 to 18 October 2021.

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De tildelte warrants udløber den 18. oktober 2021 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 18 October 2021, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter og bidrag til sociale sikringsordninger. Uden at begrænse omfanget af det foregående skal Deltageren som en betingelse for udnyttelse af de tildelte warrants – i tilfælde hvor en person, herunder selskabet, dets datterselskaber og koncernselskaber, ville være forpligtet til at afholde "UK PAYE income tax" og "primary class 1 (employee) national insurance contributions" (eller lignende forpligtelser til at indeholde beløb vedrørende indkomstskat eller sociale bidrag (eller lignende afgifter) i ethvert retsområde)("Skattetilsvaret") i forbindelse med tildeling eller udnyttelse af de tildelte warrants og/eller erhvervelse, besiddelse eller salg af aktier – enten:

- foretage en betaling til selskabet, dets datterselskab eller koncernselskab (afhængigt af forholdene) af et beløb svarende til Skattetilsvaret, eller

- indgå en ordning med selskabet, dets datterselskaber eller koncernselskaber (afhængigt af forholdene), der er opfylder disses

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes and social security contributions. Without limiting the generality of the foregoing, where any person, including the company, its subsidiaries and affiliates would be obliged to account for any UK PAYE income tax and primary class 1 (employee) national insurance contributions (or any similar liability to withhold amounts in respect of income tax or social security contribution (or similar charges) in any jurisdiction)(the "Tax Liability"), in connection with the grant or exercise of the warrants and/or the acquisition, holding or sale of shares, as a condition of exercise the Participant must either:

- make a payment to the company, its subsidiary or affiliate (as applicable) of an amount equal to the Tax Liability; or

- enter into arrangements with and to the satisfaction of the Company, its Subsidiary or Affiliate (as applicable), to secure that such a

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krav, for at sikre at en sådan betaling foretages (herunder eksempelvis bemyndigelse af selskabet eller en person til at tilvejebringe et salg af alle eller dele af aktierne på dennes vegne samt bemyndigelse af betaling til selskabet eller en person af det relevante beløb ud af salgsprovenuet eller på anden måde).

payment is made (including but not limited to authorizing the company or person to procure the sale of some or all of the Ordinary Shares on his behalf and authorizing the payment to the company or person of the relevant amount out of the proceeds of sale or otherwise).

Tildelingen af warrants udgør ikke en del af nogen form for ansættelseskontrakt med Deltageren. Tildelingen af warrants berettiger ikke Deltageren til få tildelt yderligere warrants. Såfremt Deltagerens tjenesteforhold eller ansættelse hos selskabet, et datterselskab eller et koncernselskab ophører, er han ikke berettiget til nogen form for kompensation for tab af rettigheder eller ydelser i henhold tildelingen af warrants, hverken i form af erstatning for uberettiget afskedigelse eller anden form for misligholdelse eller i form af fratrædelsesgodtgørelse eller på anden måde. Denne undtagelse finder ligeledes (ubegrænset) anvendelse i relation til ethvert tab, der måtte opstå som følge af den måde, hvorpå et skøn er (eller ikke er) udøvet i henhold til denne bestemmelse eller punkt 2, selv hvis udøvelsen (eller ikke-udøvelsen) af et sådant skøn er eller fremstår som irrationelt eller urigtigt og/eller er i strid med eller hævdes at være i strid med nogen form for stiltiende kontraktvilkår i

The grant of warrants does not form part of any contract of employment with the Participant. The grant of warrants does not give the Participant any right or entitlement to have any other warrants granted to him. If the Participant ceases to hold an office or employment within the Company, a subsidiary or an affiliate he is not entitled to any compensation for any loss of any rights or benefits under the grant of warrants whether the loss is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise. This exclusion applies equally (and without limitation) to any loss arising from the way in which any discretion is (or is not) exercised under this provision and section 2 even if the exercise (or non-exercise) of such discretion is, or appears to be, irrational or perverse and/or breaches, or is claimed to breach any implied term of the grant of warrants or any other contract between the Participant and his/her

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tildelingen af warrants eller enhver anden kontrakt mellem Deltageren og dennes arbejdsgiver.

employer.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af Deltagerens ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of the Participant's ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and

80

81 - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttel - se af warrants er DKK 14 . 000 (jf . dog justeringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 10 , og - Kapitalforhøjelsen sker for USD 25 , 52 pr . aktie af DKK 0 , 10 , idet tegningskursen om - regnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . in the following: - The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 14 , 000 (cf . however the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and - The capital increase shall be paid at a subscription price of USD 25 . 52 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the ad - justment mechanism in clause 2 . 9 ) . 1.22 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 29 . marts 2017 , den 4 . april 2018 og den 26 . november 2019 ud - stedt i alt 104 . 166 warrants til en medarbejder i selskabet (”Deltage - ren”) uden fortegningsret for selska - bets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on March 29 , 2017 , April 4 , 2018 and November 26 , 2019 issued a total of 104 , 166 warrants to an employee of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne 2 , 3476 aktier i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for 2 . 3476 shares in the company with a nominal value of DKK 0 . 01 .

82 244.540 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01 (jf. dog justeringsklausulen i punkt 2.9). 244 , 540 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Alle de tildelte warrants er fuldt mod - nede på Tildelingstidspunktet. All of the granted warrants are fully vested at the Grant Date. I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernsel - skab) på grund af egen eller selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Ak - tieoptionslovens †† 4 og 5 (som gæl - dende ved indgåelsen af tildelingsaf - tale med Deltageren), idet bestyrelsen i tilfælde af Deltagerens opsigelse forud for udløb af Udnyttelsesperioden (som defineret nedenfor) efter dets eget skøn dog kan beslutte, at war - rants skal kunne udnyttes som om, Deltageren ikke havde opsagt sin stil - ling (i hvilket tilfælde de modnede warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller In the event the Participant resigns from his position with the company, a subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Par - ticipant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Partici - pant's employment, the Participant's position will be as laid down in sec - tions 4 and 5 of the Danish Stock Option Act (as in force at the date of conclusion of the award agreement with the Participant), provided how - ever that the board of directors in case of the Participant’s resignation prior to the expiration of the warrants may in its sole discretion decide that the warrants shall remain exercisable as if the Participant had not resigned (in which case the vested warrants shall be exercisable as set forth be -

punkt 2.

low, subject to the terms and conditions set forth in this provision and section 2).

Dette indebærer blandt andet følgende:

This *inter alia* implies the following:

Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af Deltagerens egen opsigelse, bortfalder Deltagerens ret til at udnytte sine tildelte warrants. Warrants, hvor Udnyttelsesperioden er indtrådt inden Deltagerens fratræden, kan dog udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår.

In the event that the Participant resigns from his position in the company, a subsidiary or an affiliate due to his own termination of employment, the Participant's right to exercise warrants granted will lapse. Warrants, where the Exercise Period has commenced prior to the termination of the Participant's employment, may, however, be exercised in the period until termination of the Participant's employment on the terms and conditions provided for in this provision and section 2.

Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af selskabets, et datterselskabs eller et koncernselskabs opsigelse, der ikke skyldes Deltagerens misligholdelse, bevarer Deltageren ret til samtlige tildelte warrants, uanset om Udnyttelsesperioden er indtrådt inden Deltagerens fratræden. Det samme gælder de tilfælde, der er angivet i aktieoptionslovens § 4, stk. 2 (fratræden på grund af alder/pensionering) og § 4, stk. 3 (fratræden på grund af selskabets, et datterselskabs eller et koncernselskabs grove misligholdelse) (som

In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of the employment, which is not due to breach on the part of the Participant, the Participant will remain entitled to all warrants that have been granted, irrespective of whether the exercise period has commenced prior to the termination of his employment. The same applies in those instances mentioned in the Stock Option Act, section 4(2) (resignation due to age/retirement) and section 4(3) (resignation due to material breach on the

83

84 gældende ved indgåelsen af tilde - lingsaftale med Deltageren). part of the company, a subsidiary or an affiliate) (as in force at the date of conclusion of the award agreement with the Participant) . Såfremt Deltageren fratræder sin stil - ling på grund af selskabets, et datter - selskabs eller et koncernselskabs op - sigelse, der skyldes misligholdelse fra Deltagerens side, eller såfremt Delta - geren bliver bortvist berettiget, bort - falder Deltagerens ret til alle tildelte warrants på fratrædelsestidspunktet . Warrants, hvor udnyttelsesperioden er indtrådt inden Deltagerens fratræden, kan udnyttes indtil fratrædelsestids - punktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår . In the event that the Participant re - signs from his position in the company due to the company's, a subsidiary's or an affiliate's termination of em - ployment, which is due to breach on the part of the Participant, or the Par - ticipant is justly dismissed by the company, the Participant's right to all warrants granted will lapse upon ter - mination of the employment . War - rants, where the Exercise Period has commenced prior to the termination of the Participant's employment, may however be exercised in the period until the termination of his employ - ment on the terms and conditions provided for in this provision or sec - tion 2 . Medmindre andet fremgår af denne bestemmelse eller punkt 2 , kan Delta - geren udnytte de tildelte warrants i perioden fra og med den 30 . novem - ber 2020 til og med 29 . november 2022 ("Udnyttelsesperioden") . The Participant may, subject to the terms and conditions set forth in this provision and section 2 , exercise the warrants during the period from and including November 20 , 2020 through November 29 , 2022 ("Exercise Peri - od") . De tildelte warrants udløber den 29 . november 2022 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2 . The warrants will expire on November 29 , 2022 or earlier as provided for in this provision or section 2 . Deltageren skal dække ethvert krav The Participant shall satisfy any and og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødven-

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by

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86 dige for at beskytte Deltagerens inte - resser som beskrevet. the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant’s interest as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 6 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 6 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 2 . 445 , 40 (jf . dog justeringsklau - sulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 2 , 445 . 40 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and Kapitalforhøjelsen sker for DKK 0 , 01 pr . aktie af DKK 0 , 01 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . The capital increase shall be paid at a subscription price of DKK 0 . 01 per share of DKK 0 . 01 (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.23 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 29 . marts 2017 udstedt i alt 60 . 000 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on March 29 , 2017 issued a total of 60 , 000 warrants to an employee of the company (the “Participant”) with -

87 out pre - emption rights of the existing shareholders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 10 . 60 . 000 aktier kan tegnes for USD 27 , 49 pr . aktie af DKK 0 , 10 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 60 , 000 shares may be subscribed for at a price of USD 27 . 49 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold hos selskabet, et datterselskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 48 på den sidste dag i hver af de første 48 måneder efter 1 . marts 2017 (”Til - delingstidspunktet”) (inklusive marts 2017 ) . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Del - tagerens ansættelse eller andet tjene - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 48 of the shares on the last day of each of the first 48 calendar months following March 1 , 2017 (the “Grant Date”) (including March 2017 ) . The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation -

steforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

ship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet (dvs. fra 1. marts 2020 til 28. februar 2023).

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date (i.e. from March 1, 2020 to February 28, 2023).

De tildelte warrants udløber den 28. februar 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on February 28, 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for

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indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

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90 De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 5 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 5 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 6 . 000 (jf . dog justeringsklausu - len i punkt 2 . 9 ) og det mindste nomi - nelle beløb er DKK 0 , 10 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 10 ; and Kapitalforhøjelsen sker for USD 27 , 49 pr . aktie af DKK 0 , 10 , idet tegnings - kursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog justerings - klausulen i punkt 2 . 9 ) . The capital increase shall be paid at a subscription price of USD 27 . 49 per share of DKK 0 . 10 , the subscription price being converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . 1.24 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 240 . 000 warrants til en medarbej - der i et af selskabets datterselskaber (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 240 , 000 warrants to an em - ployee of a subsidiary of the company (the “Participant”) without pre -

91 emption rights of the existing share - holders. De tildelte warrants er tiltænkte at være Non - Qualified Options og ikke Incentive Stock Options som defineret i † 422 i den amerikanske Internal Revenue Code . The warrants are intended to be Non - Qualified Options and not Incentive Stock Options as defined in Section 422 of the US Internal Revenue Code . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 240.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 240 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - hold, som skyldes selskabets, et dat - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s service relationship and the Participant following such termination

92 terselskabs eller et koncernselskabs opsigelse af Deltagerens tjenestefor - hold, som ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenestefor - hold til selskabet, et datterselskab eller koncernselskab . is no longer an employee of the com - pany, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Partici - pant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 7 . 497 , 3524 , der forfalder til betaling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 7 , 497 . 3524 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i en måned får udbetalt kompensation for warrants, der ikke er modnede, er Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for

Deltageren forpligtet til straks at tilbagebetale det for meget udbetalte beløb til selskabet.

warrants that have not yet vested, the Participant shall immediately repay such amount to the company.

Ovennævnte kontante kompensationsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the company, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allowances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these

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Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Selskabet, dets datterselskaber og koncernselskaber har ret, men ikke pligt, til at reducere enhver kompensation med beløb til brug for betaling af kildeskat af sådan kompensation og berettiget til at foretage enhver handling, som selskabet finder nødvendig med henblik på betaling af sådan kildeskat. Deltageren skal opfylde alle krav og forpligtelser vedrørende beskatning, herunder (og uden at begrænse den generelle formulering af det foregående) enhver indkomstskat, socialbidrag, arbejdsløsheds- og arbejdsevnetabsforsikring eller andre

The company, its subsidiaries and affiliates shall have the right but not the obligation to deduct from any compensation, the amount of any required withholding taxes in respect of such compensation and to take all such other action as the company deems necessary to satisfy all obligations for the payment of such withholding taxes. The Participant shall satisfy any and all requirements and obligations relating to applicable taxes, including (without limiting the generality of the foregoing) any income tax, social security, unemploy-

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skatteforpligtelser vedrørende Deltageren i relation til enhver justering af Deltagerens warrantvilkår, herunder udbetalingen af ovennævnte kompensation, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle udgifter vedrørende enhver forpligtelse som i henhold til lovgivningen pålægges selskabet, dets datterselskaber eller koncernselskaber i relation til sådanne skatter. Uanset om andet måtte være nævnt i disse warrantvilkår, afgiver selskabet, dets datterselskaber og koncernselskaber ingen indeståelser eller garantier om de skattemæssige konsekvenser for Deltageren under afsnit 409A i den amerikanske Internal Revenue Code af 1986 (som ændret) eller nogen udenlandsk, føderal, delstat, eller lokal skattelovgivning. De skattemæssige konsekvenser for Deltageren vil afhænge af anvendelsen af relevante skatteregler baseret på de faktiske forhold og omstændigheder. Deltageren bør konsultere en kompetent og uafhængig skatterådgiver om de skattemæssige konsekvenser for Deltageren.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejer-

ment, disability insurance or other tax obligations that become due from or in relation to the Participant in connection with or as a consequence of any adjustment of the Participant's warrant terms, including the payment of the above compensation, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes. Notwithstanding any provision in these terms to the contrary, the company, its subsidiaries and affiliates make no representations concerning the Participant's tax consequences under these terms under Section 409A of the Internal Revenue Code of 1986, as amended, or any other foreign, federal, state, or local tax law. The Participant's tax consequences will depend, in part, upon the application of relevant tax law to the relevant facts and circumstances. The Participant should consult a competent and independent tax advisor regarding his tax consequences.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the compa-

95

skab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse med kapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

ny's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interests as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

- Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af warrants er DKK 2.400 (jf. dog justeringsklausulen i punkt 2.9) og det mindste nominelle beløb er DKK

- The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 2,400 (cf. however the adjustment mechanism in clause 2.9) and the mini-

96

97 0,01, og mum nominal 0.01; and amount is DKK - Kapitalforhøjelsen sker for 0,01 pr. aktie af DKK 0,01. DKK - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.25 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of

98 sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget tjenesteforhold til selskabet, et dat - terselskab eller koncernselskab . the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not being re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Par - ticipant following such termination is no longer engaged with the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020

Udbetaling af kompensation til Deltageren skal ikke anses for selskabets anerkendelse af Deltagerens berettigelse til beløbet. Såfremt Deltageren i en måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at tilbagebetale det for meget udbetalte beløb til selskabet.

Payment of compensation to the Participant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount. In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company.

Ovennævnte kontante kompensationsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the company, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allowances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

If the service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent pro-

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omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

vided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in

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forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interests as described herein.

101

102 De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2. I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.26 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share - holders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK

103 0.01. 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget tjenesteforhold til selskabet, et dat - terselskab eller koncernselskab . Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not be - ing re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's service relationship .. For hver modnet 1/36 af de tildelte warrants har Deltageren krav på en For each vested 1/36 of the granted warrants, the Participant shall be enti -

104 kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow -

og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

ances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

105

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapital-

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital struc-

106

struktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

ture by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interests as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

- Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war-

- The maximum nominal amount by which the capital may be increased on the basis of exercise of

107

108 rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.27 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 600 . 000 warrants til en medarbej - der i selskabet (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 600 , 000 warrants to an em - ployee of the company (the “Partici - pant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 600.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 600 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will

109 relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - hold, som skyldes selskabets, et dat - terselskabs eller et koncernselskabs opsigelse af Deltagerens ansættelse eller tjenesteforhold, som ikke er be - grundet i Deltagerens væsentlige mis - ligholdelse af sine forpligtelser overfor selskabet, et datterselskab eller kon - cernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenesteforhold til selskabet, et datterselskab eller koncernselskab . become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s employment or service rela - tionship and the Participant following such termination is no longer an em - ployee of the company, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Participant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 18 . 743 , 3811 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 18 , 743 . 3811 falling due for payment in arrears by the end of a month as follows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019

Januar – maj 2020 (5/36): Juni 2020

January – May 2020 (5/36): June 2020

Udbetaling af kompensation til Deltageren skal ikke anses for selskabets anerkendelse af Deltagerens berettigelse til beløbet. Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at tilbagebetale det for meget udbetalte beløb til selskabet.

Payment of compensation to the Participant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount. In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company.

Ovennævnte kontante kompensationsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the company, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allowances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjene-

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relation-

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steforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

ship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for

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indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors

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113 Deltagerens interesser som beskrevet. may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 6 . 000 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.28 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 50 . 000 warrants til et medlem af selskabets bestyrelse (”Deltageren”) uden fortegningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 50 , 000 warrants to a member of the board of directors of the com - pany (the “Participant”) without pre - emption rights of the existing share -

114 holders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 50.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 50 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes, at Del - tageren afsættes som bestyrelses - medlem eller genopstiller som besty - relsesmedlem, men ikke genvælges, og dette ikke er begrundet i Deltage - rens væsentlige misligholdelse af sine forpligtelser overfor selskabet, et dat - terselskab eller koncernselskab, og Deltageren herefter ikke har noget tjenesteforhold til selskabet, et dat - Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the Participant is removed from his seat on the board of directors or runs for re - election, but is not be - ing re - elected, and this is not due to the Participant's material breach of his obligations towards the company, a subsidiary or an affiliate, and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate, 100 % of the unvested portion of the Option

115 terselskab eller koncernselskab. shall vest upon termination of the Participant's service relationship. For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 . 561 , 9484 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 561 . 9484 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . O v e nn æ vn t e k o n t a n t e k o mp e ns at i - onsbeløb er inklusive alle kildeskatter The above cash compensation amount is inclusive of withholding taxes and og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført ne-

other taxes and contributions of any kind, which must be paid by the company, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allowances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

If the service relationship terminates in the middle of a period, the compensation will still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below,

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denfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af

Notwithstanding the provisions of

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bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interest as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and in the following:

118

119 - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 500 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 500 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.29 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 600 . 000 warrants til en af selska - bets konsulenter (”Deltageren”) uden fortegningsret for selskabets aktionæ - rer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 600 , 000 warrants to one of the consultants of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 600.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 600 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future .

120 Betinget af Deltagerens fortsatte tje - nesteforhold hos selskabet, et datter - selskab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens tjenesteforhold, som skyldes selska - bets, et datterselskabs eller et kon - cernselskabs opsigelse af Deltagerens tjenesteforhold, som ikke er begrun - det i Deltagerens væsentlige mislig - holdelse af sine forpligtelser overfor selskabet, et datterselskab eller kon - cernselskab, og Deltageren herefter ikke har noget tjenesteforhold til sel - skabet, et datterselskab eller kon - cernselskab . Subject to the Participant’s continuing service relationship with the company, a subsidiary or an affiliate on the ap - plicable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s service relationship and the Participant following such termination is no longer engaged with the compa - ny, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate, 100 % of the unvested portion of the Option shall vest upon termination of the Partici - pant's service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 18 . 743 , 3811 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 18 , 743 . 3811 falling due for payment in arrears by the end of a month as follows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June

121 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . Ovennævnte kontante kompensati - onsbeløb er inklusive alle kildeskatter og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til . The above cash compensation amount is inclusive of withholding taxes and other taxes and contributions of any kind, which must be paid by the com - pany, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allow - ances, pension contributions and oth - er contributions or payments of any kind, which are based on the Partici - pant's remuneration, that the Partici - pant may be entitled to . Såfremt Deltagerens tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det oven - for anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret . If the service relationship terminates in the middle of a period, the com - pensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination . Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret The unvested portion of the warrants will be cancelled for no compensation uden kompensation ved ophør af Deltagerens tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

upon termination of the Participant's service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing,

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er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt,

123

124 skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet. the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - ests as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 6 . 000 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 6 , 000 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.30 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 28 . november 2017 udstedt i alt 60 . 000 warrants til en medarbej - der i selskabet (”Deltageren”) uden fortegningsret for selskabets aktionæ - Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on 28 November 2017 issued a total of 60 , 000 warrants to an em - ployee of the company (the “Partici -

125 rer. pant”) without pre - emption rights of the existing shareholders. Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . 60.000 aktier kan tegnes for DKK 0,01 pr. aktie af DKK 0,01. 60 , 000 shares may be subscribed for at a price of DKK 0 . 01 per share of DKK 0 . 01 . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelsesforhold eller andet tjeneste - forhold hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den sidste dag i hver af de første 36 må - neder efter 20 . juni 2017 (inklusive juni 2017 ) (”Tildelingstidspunktet”), idet dog alle ikke - modnede warrants skal modne ved ophør af Deltagerens ansættelsesforhold eller tjenestefor - hold, som skyldes selskabets, et dat - terselskabs eller et koncernselskabs opsigelse af Deltagerens ansættelse eller tjenesteforhold, som ikke er be - grundet i Deltagerens væsentlige mis - ligholdelse af sine forpligtelser overfor selskabet, et datterselskab eller kon - Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date, the warrants will become vested with respect to 1 / 36 of the shares on the last day of each of the first 36 calendar months following 20 June 2017 (including June 2017 ) (the “Grant Date”), provided however that if the company, a subsidiary or an affiliate terminates the Partici - pant’s employment or service rela - tionship and the Participant following such termination is no longer an em - ployee of the company, a subsidiary or an affiliate and such termination is not due to the Participant’s material breach of his obligations towards the company, a subsidiary or an affiliate,

126 cernselskab, og Deltageren herefter ikke har noget ansættelsesforhold eller tjenesteforhold til selskabet, et datterselskab eller koncernselskab . 100 % of the unvested portion of the Option shall vest upon termination of the Participant's employment or other service relationship . For hver modnet 1 / 36 af de tildelte warrants har Deltageren krav på en kontant kompensation fra Selskabet på EUR 1 , 874 . 3381 forfalder til beta - ling bagudrettet ved udgangen af en måned som følger : For each vested 1 / 36 of the granted warrants, the Participant shall be enti - tled to a cash compensation from the Company in the amount of EUR 1 , 874 . 3381 falling due for payment in arrears by the end of a month as fol - lows : Juni - december 2017 (7/36): Decem - ber 2017 June – December 2017 (7/36): De - cember 2017 Januar - juni 2018 (6/36): Juni 2018 January – June 2018 (6/36): June 2018 Juli – december 2018 (6/36): Decem - ber 2018 July – December 2018 (6/36): De - cember 2018 Januar – juni 2019 (6/36): Juni 2019 January – June 2019 (6/36): June 2019 Juli – december 2019 (6/36): Decem - ber 2019 July – December 2019 (6/36): De - cember 2019 Januar – maj 2020 (5/36): Juni 2020 January – May 2020 (5/36): June 2020 Udbetaling af kompensation til Delta - geren skal ikke anses for selskabets anerkendelse af Deltagerens beretti - gelse til beløbet . Såfremt Deltageren i måned får udbetalt kompensation for warrants, der ikke er modnede, er Deltageren forpligtet til straks at til - bagebetale det for meget udbetalte beløb til selskabet . Payment of compensation to the Par - ticipant shall not be deemed as an acknowledgement by the Company of the Participant's right to the paid amount . In the event the Participant in a month receives compensation for warrants that have not yet vested, the Participant shall immediately repay such amount to the company . O v e nn æ vn t e k o n t a n t e k o mp e ns at i - onsbeløb er inklusive alle kildeskatter The above cash compensation amount is inclusive of withholding taxes and og andre skatter og bidrag af enhver art, som skal afholdes af selskabet, et datterselskab eller et koncernselskab på grundlag af kompensationen samt eventuelle feriepenge, pensionsbidrag og alle andre vederlagsafhængige ydelser, som Deltageren måtte være berettiget til.

Såfremt Deltagerens ansættelse eller andet tjenesteforhold ophører midt i en periode, udbetales kompensationen fortsat på det ovenfor anførte tidspunkt, men kun for den del af Deltagerens warrants, der var modnet på tidspunktet for ophøret.

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af andre grunde end dem, som er nævnt ovenfor i dette punkt (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de other taxes and contributions of any kind, which must be paid by the company, a subsidiary or an affiliate on the basis of the compensation amount, as well as any holiday allowances, pension contributions and other contributions or payments of any kind, which are based on the Participant's remuneration, that the Participant may be entitled to.

If the employment or other service relationship terminates in the middle of a period, the compensation shall still fall due on the above dates but only for such portion of the Participant's warrants that had vested at the date of termination.

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for other reasons than those mentioned above in this clause (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee appointed by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested por-

127

tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

tion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte den modnede del af de tildelte warrants i perioden tre til seks år fra Tildelingstidspunktet.

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the vested portion of the warrants during the period three to six years from the Grant Date.

De tildelte warrants udløber den 20. juni 2023 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on 20 June 2023 or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

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Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab, (b) udbytter, eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse medkapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller et af bestyrelsen nedsat udvalg efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends; or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are necessary to protect the Participant's interests as described herein.

De øvrige regler og vilkår for de tildelte warrants fremgår af punkt 2.

The other terms and conditions applicable to the granted warrants are set forth in section 2.

I konsekvens af ovenstående har bestyrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3, suppleret med følgende:

As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relating to the warrants on the terms and conditions laid down in section 3 and

129

130 in the following: - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 600 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 600 (cf . how - ever the adjustment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for DKK 0,01 pr. aktie af DKK 0,01. - The capital increase shall be paid at a subscription price of DKK 0.01 per share of DKK 0.01. 1.31 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3 . 2 og 3 . 3 den 18 . september 2018 udstedt 800 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer . Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors has on September 18 , 2018 issued 800 warrants to an employee of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Det præciseres, at ovenstående svarer til en udstedelse af 80 warrants, der hver giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . It is noted that the above equals an issue of 80 warrants that each entitles the Participant to subscribe for one share in the company with a nominal value of DKK 0 . 10 . 800 aktier kan tegnes for USD 1 , 39665 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på 800 shares may be subscribed for at a price of USD 1 . 39665 per share of DKK 0 . 01 , the subscription price being dagen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf. dog justeringsklausulen i punkt 2.9).

converted into DKK on the day the capital increase is filed with the Danish Business Authority (cf. however the adjustment mechanism in clause 2.9).

Tildelingen af warrants sker uden betaling fra Deltageren. Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderligere warrants eller andre optioner i fremtiden.

The grant of the warrants shall not be subject to payment from the Participant. The grant of the warrants does not constitute a right of the Participant to receive further warrants or other awards in the future.

Alle de tildelte warrants er fuldt modnede på Tildelingstidspunktet.

All of the granted warrants are fully vested at the Grant Date.

I tilfælde af Deltagerens fratræden fra selskabet, et datterselskab eller et koncernselskab (hvorefter Deltageren ikke længere er ansat i Selskabet eller noget datterselskab eller koncernselskab) på grund af egen eller selskabets, et datterselskabs eller et koncernselskabs opsigelse af Modtagerens ansættelsesforhold vil Modtagerens retsstilling være som beskrevet i Aktieoptionslovens §§ 4 og 5, idet (a) Deltageren dog kan udnytte sine warrants i opsigelsesperioden og (b) bestyrelsen efter dets eget skøn dog kan beslutte, at warrants skal kunne udnyttes som om, Deltageren ikke havde opsagt sin stilling (i hvilket tilfælde de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

In the event the Participant resigns from his position with the company, a subsidiary or an affiliate (and the Participant is thereafter no longer employed with the company or any subsidiary or affiliate) due to the Participant's own termination or due to the company's, a subsidiary's or an affiliate's termination of the Participant's employment, the Participant's position will be as laid down in sections 4 and 5 of the Danish Stock Option Act, provided however that (a) the Participant may exercise the warrants during the notice period and (b) the board of directors may in its sole discretion decide that the warrants shall remain exercisable as if the Participant had not resigned (in which case the warrants shall be exercisable as set forth below, subject to the terms and conditions set forth in this

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provision and section 2).

Dette indebærer blandt andet følgende:

This *inter alia* implies the following:

- Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af Deltagerens egen opsigelse, bortfalder Deltagerens ret til at udnytte sine tildelte warrants. Warrants kan dog udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår.

- In the event that the Participant resigns from his position in the company, a subsidiary or an affiliate due to his own termination of employment, the Participant's right to exercise warrants granted will lapse. Warrants may, however, be exercised until termination of the Participant's employment on the terms and conditions provided for in this provision and section 2.

- Såfremt Deltageren fratræder sin stilling i selskabet, et datterselskab eller et koncernselskab på grund af selskabets, et datterselskabs eller et koncernselskabs opsigelse, der ikke skyldes Deltagerens misligholdelse, bevarer Deltageren ret til samtlige tildelte warrants, uanset om Udnyttelsesperioden er indtrådt inden Deltagerens fratræden. Det samme gælder de tilfælde, der er angivet i aktieoptionslovens § 4, stk. 2 (fratræden på grund af alder/pensionering) og § 4, stk. 3 (fratræden på grund af selskabets, et datterselskabs eller et koncernselskabs grove misligholdelse).

- In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of the employment, which is not due to breach on the part of the Participant, the Participant will remain entitled to all warrants that have been granted, irrespective of whether the exercise period has commenced prior to the termination of his employment. The same applies in those instances mentioned in the Stock Option Act, section 4(2) (resignation due to age/retirement) and section 4(3) (resignation due to material breach on the part of the company, a subsidiary or an affiliate).

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- Såfremt Deltageren fratræder sin stilling på grund af selskabets, et datterselskabs eller et koncernselskabs opsigelse, der skyldes misligholdelse fra Deltagerens side, eller såfremt Deltageren bliver bortvist berettiget, bortfalder Deltagerens ret til alle tildelte warrants på fratrædelsestidspunktet. Warrants kan dog udnyttes indtil fratrædelsestidspunktet på de i denne bestemmelse og punkt 2 anførte betingelser og vilkår.

- In the event that the Participant resigns from his position in the company due to the company's, a subsidiary's or an affiliate's termination of employment, which is due to breach on the part of the Participant, or the Participant is justly dismissed by the company, the Participant's right to all warrants granted will lapse upon termination of the employment. Warrants may, however, be exercised until the termination of the employment on the terms and conditions provided for in this provision and section 2.

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte de tildelte warrants i perioden fra og med den 1. september 2021 til og med til og med 31. august 2024 ("Udnyttelsesperioden").

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the warrants during the period from and including September 1, 2021 through August 31, 2024 ("Exercise Period").

De tildelte warrants udløber den 31. august 2024 eller på det tidligere tidspunkt, som måtte følge af denne bestemmelse eller punkt 2.

The warrants will expire on August 31, 2024, or earlier as provided for in this provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalide-

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability

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forsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter eller (c) kapitalnedsættelse hvor beløb udloddet til aktionærerne er forskellig fra markedsværdien af de aktier, som indløses i forbindelse med kapitalnedsættelsen. Formålet med dette er at beskytte Deltageren fra enhver udvanding af den økonomiske værdi af hans ejerskab, som måtte ske som resultat af en sådan ændring af selskabets kapitalstruktur. For en ordens skyld bemærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet.

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends or (c) a capital decrease where amounts distributed to shareholders do not equal the market value of the shares being redeemed as part of the capital decrease. The purpose hereof is to protect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company's capital structure. For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it determines, in its discretion, are neces-

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135 sary to protect the Participant’s inter - est as described herein. De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2 , bort - set fra punkt 2 . 6 som ikke finder an - vendelse . The other terms and conditions appli - cable to the granted warrants are set forth in section 2 , save for section 2 . 6 which shall not apply . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : - Det højeste nominelle beløb, som kapitalen kan forhøjes med på baggrund af udnyttelse af war - rants er DKK 8 , 00 (jf . dog juste - ringsklausulen i punkt 2 . 9 ) og det mindste nominelle beløb er DKK 0 , 01 , og - The maximum nominal amount by which the capital may be in - creased on the basis of exercise of the warrants is DKK 8 . 00 (cf . however the adjustment mecha - nism in clause 2 . 9 ) and the mini - mum nominal amount is DKK 0 . 01 ; and - Kapitalforhøjelsen sker for USD 1 , 39665 pr . aktie af DKK 0 , 01 , idet tegningskursen omregnes til DKK på dagen for kapitalforhøjel - sens anmeldelse til Erhvervssty - relsen (jf . dog justeringsklausulen i punkt 2 . 9 ) . - The capital increase shall be paid at a subscription price of USD 1 . 39665 per share of DKK 0 . 01 , the subscription price being con - verted into DKK on the day the capital increase is filed with the Danish Business Authority (cf . however the adjustment mecha - nism in clause 2 . 9 ) . 1.32 Bestyrelsen har i henhold til bemyndi - gelsen i vedtægternes punkt 3.2 og 3.3 den 26. november 2019 udstedt Pursuant to the authorization included in articles 3 . 2 and 3 . 3 of the articles of association, the board of directors

136 7.200 warrants til en medarbejder i selskabet (”Deltageren”) uden forteg - ningsret for selskabets aktionærer. has on November 26 , 2019 issued 7 , 200 warrants to an employee of the company (the “Participant”) without pre - emption rights of the existing shareholders . Hver warrant giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 01 . Each warrant entitles the Participant to subscribe for one share in the com - pany with a nominal value of DKK 0 . 01 . Det præciseres, at ovenstående svarer til en udstedelse af 720 warrants, der hver giver Deltageren ret til at tegne én aktie i selskabet med en nominel værdi af DKK 0 , 10 . It is noted that the above equals an issue of 720 warrants that each enti - tles the Participant to subscribe for one share in the company with a nom - inal value of DKK 0 . 10 . 7 . 200 aktier kan tegnes for USD 0 , 595 pr . aktie af DKK 0 , 01 , idet teg - ningskursen omregnes til DKK på da - gen for kapitalforhøjelsens anmeldelse til Erhvervsstyrelsen (jf . dog juste - ringsklausulen i punkt 2 . 9 ) . 7 , 200 shares may be subscribed for at a price of USD 0 . 595 per share of DKK 0 . 01 , the subscription price being converted into DKK on the day the capital increase is filed with the Dan - ish Business Authority (cf . however the adjustment mechanism in clause 2 . 9 ) . Tildelingen af warrants sker uden betaling fra Deltageren . Tildelingen af warrants indebærer ikke en rettighed for Deltageren til at modtage yderlige - re warrants eller andre optioner i fremtiden . The grant of the warrants shall not be subject to payment from the Partici - pant . The grant of the warrants does not constitute a right of the Partici - pant to receive further warrants or other awards in the future . Betinget af Deltagerens fortsatte an - sættelse hos selskabet, et dattersel - skab eller et koncernselskab på det relevante modningstidspunkt, modnes de tildelte warrants med 1 / 36 på den Subject to the Participant’s continuing employment with the company, a subsidiary or an affiliate on the appli - cable vesting date the warrants will become vested with respect to 1 / 36 sidste dag i hver af de første 36 måneder efter 2. april 2019 ("Tildelingstids-punktet") (inklusive april 2019).

on the last day of each of the first 36 calendar months following 2 April 2019 (the "Grant Date") (including April 2019).

Den del af de tildelte warrants, som ikke er modnet, vil blive annulleret uden kompensation ved ophør af Deltagerens ansættelse eller andet tjenesteforhold af en hvilken som helst grund (Ophør af Tjenesteforhold), og den modnede del af de tildelte warrants kan udnyttes i det omfang, det er muligt i henhold til punkt 2.6, idet bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen efter dets eget skøn og ved skriftlig meddelelse til Deltageren forud for ophøret af disse warrants kan beslutte, at den modnede del af disse warrants skal kunne udnyttes som om, der ikke var indtrådt et Ophør af Tjenesteforhold (i hvilket tilfælde den modnede del af de tildelte warrants skal kunne udnyttes som anført nedenfor, medmindre andet fremgår af denne bestemmelse eller punkt 2).

The unvested portion of the warrants will be cancelled for no compensation upon termination of the Participant's employment or other service relationship for any reason (a Termination of Service), and the vested portion of the warrants shall be exercisable to the extent provided for in clause 2.6, provided however that the board of directors, or a committee set up by the board of directors, may prior to the expiration of these warrants, in its sole discretion, by written notice to the Participant decide that the vested portion of the warrants shall remain exercisable as if a Termination of Service had not occurred (in which case the vested portion of the warrants shall be exercisable to the extent set forth below, subject to the terms and conditions set forth in this provision and section 2, shall be exercisable as stated below).

Medmindre andet fremgår af denne bestemmelse eller punkt 2, kan Deltageren udnytte de tildelte warrants i perioden fra og med den 1. april 2022 til og med til og med 31. marts 2025 ("Udnyttelsesperioden").

The Participant may, subject to the terms and conditions set forth in this provision and section 2, exercise the warrants during the period from and including 1 April 2022 through 31 Marts, 2025 ("Exercise Period").

De tildelte warrants udløber den 1. april 2025 eller på det tidligere tids-

The warrants will expire on 1 April 2025, or earlier as provided for in this

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punkt, som måtte følge af denne bestemmelse eller punkt 2.

provision or section 2.

Deltageren skal dække ethvert krav og enhver forpligtelse, som relaterer sig til pålignelige skatter. Uden at begrænse omfanget af det foregående er selskabet, dets datterselskaber og koncernselskaber ikke ansvarlige for indeholdelse af indkomstskat, sociale bidrag, arbejdsløsheds- og invalideforsikring eller øvrige skatteforpligtelser, som forfalder hos Deltageren i forbindelse med tildelingen eller udøvelsen af de tildelte warrants, og Deltageren skal skadesløsholde selskabet, dets datterselskaber og koncernselskaber for alle omkostninger, der relaterer sig til en hvilken som helst forpligtelse i relation til sådanne skatter pålagt selskabet, dets datterselskaber eller koncernselskaber i henhold til lov.

The Participant shall satisfy any and all requirements and obligations relating to applicable taxes. Without limiting the generality of the foregoing, the company, its subsidiaries and affiliates shall not be responsible for withholding any income tax, social security, unemployment, disability insurance or other tax obligations that become due from the Participant in connection with the grant or exercise of the warrants, and the Participant shall indemnify the company, its subsidiaries and affiliates against all expenses relating to any obligation imposed by law on the company, its subsidiaries and affiliates in respect of any such taxes.

Uanset om andet måtte fremgå af bestemmelserne i punkt 2.9.1, finder første sætning i punkt 2.9.1 anvendelse for de tildelte warrants i tilfælde af en ændring i selskabets kapitalstruktur ved (a) udstedelse af fondsaktier til alle selskabets aktionærer på pro rata basis i forhold til deres ejerskab eller (b) udbytter eller (c) kapitalnedsættelse hvor udlodningen til aktionærerne ikke modsvarer markedsværdien af de aktier der indfries som følge af kapitalnedsættelsen. Formålet med dette er at beskytte

Notwithstanding the provisions of clause 2.9.1 to the contrary, the first sentence of clause 2.9.1 shall apply to these warrants in the event of a change in the company's capital structure by reason of (a) the issuance of bonus shares of the Company (in Danish "fondsaktier") to all of the company's shareholders on a pro rata basis in accordance with their ownership interest or (b) dividends or (c) a capital decrease where the amounts distributed to shareholders do not equal the market value of shares being re-

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139 Deltageren fra enhver udvanding af den økonomiske værdi af hans ejer - skab, som måtte ske som resultat af en sådan ændring af selskabets kapi - talstruktur . For en ordens skyld be - mærkes, at bestyrelsen eller en af bestyrelsen nedsat komite efter eget skøn kan udføre de tilpasninger, som den finder nødvendige for at beskytte Deltagerens interesser som beskrevet . deemed as part of the capital de - crease . The purpose hereof is to pro - tect the Participant from any dilution of the financial value of his ownership interest that may occur as a result of such change in the company’s capital structure . For the avoidance of doubt, the board of directors or a committee appointed by the board of directors may make those adjustments it de - termines, in its discretion, are neces - sary to protect the Participant’s inter - est as described herein . De øvrige regler og vilkår for de tildel - te warrants fremgår af punkt 2. The other terms and conditions appli - cable to the granted warrants are set forth in section 2 . I konsekvens af ovenstående har be - styrelsen samtidig truffet beslutning om den til disse warrants hørende kapitalforhøjelse på de vilkår, der fremgår af punkt 3 , suppleret med følgende : As a consequence of the resolution to grant warrants, the board of directors has also passed a resolution regarding the increase of the share capital relat - ing to the warrants on the terms and conditions laid down in section 3 and in the following : Det højeste nominelle beløb, som kapitalen kan forhøjes med på bag - grund af udnyttelse af warrants er DKK 72 , 00 (jf . dog justeringsklausu - len i punkt 2 . 9 ) og det mindste nomi - nelle beløb er DKK 0 , 01 , og The maximum nominal amount by which the capital may be increased on the basis of exercise of the warrants is DKK 72 . 00 (cf . however the ad - justment mechanism in clause 2 . 9 ) and the minimum nominal amount is DKK 0 . 01 ; and Kapitalforhøjelsen sker for USD 0 , 595 pr . aktie af DKK 0 , 01 , idet tegnings - kursen omregnes til DKK på dagen for kapitalforhøjelsens anmeldelse til The capital increase shall be paid at a subscription price of USD 0 . 595 per share of DKK 0 . 01 , the subscription price being converted into DKK on the

Erhvervsstyrelsen (jf. dog justeringsklausulen i punkt 2.9).

day the capital increase is filed with the Danish Business Authority (cf. however the adjustment mechanism in clause 2.9).

2 2014 WARRANT VILKÅR

2014 WARRANT TERMS

2.1 FORMÅL

SCOPE

2.1.1 Følgende vilkår skal være gældende for warrants udstedt af bestyrelsen i henhold til bemyndigelsen i vedtægternes punkt 3.2 og 3.3 ("Warrants"), i det omfang andet ikke fremgår af de relevante vedtægtsbestemmelser under punkt 1 ovenfor ("Vedtægtsbestemmelsen").

The following terms and conditions shall apply to warrants issued by the board of directors pursuant to the authorization included in articles 3.2 and 3.3 of the articles of association ("Warrants"), to the extent not otherwise set forth in the relevant articles under clause 1 above (the "Article").

2.2 WARRANTS

WARRANTS

2.2.1 Hver Warrant berettiger ejeren "Deltageren" til at tegne én aktie i selskabet á nominelt DKK 0,10 mod betaling af den i Vedtægtsbestemmelsen fastsatte udnyttelseskurs.

Each Warrant entitles the holder (the "Participant") to subscribe for one share in the company with a nominal value of DKK 0.10 against payment of the exercise price set forth in the Article.

2.3 MODNINGSPERIODE

VESTING PERIOD

2.3.1 Bestemmelser vedrørende modning af de tildelte Warrants fremgår af Vedtægtsbestemmelsen. Hvis Deltagerens ansættelses- eller andet tjenesteforhold til selskabet, et datterselskab eller et koncernselskab ophører, uanset årsagen hertil, bortfalder ikkemodnede Warrants uden kompensati-

Vesting provisions applicable to the Warrants are set forth in the Article. The unvested portion of the Warrants will be cancelled for no compensation upon the termination of the Participant's employment or other service relationship with the company, a subsidiary or an affiliate for any reason,

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on, mens modnede Warrants kan udnyttes i det omfang, det fremgår af Vedtægtsbestemmelsen og punkt 2.6 nedenfor.

while the vested portion of the Warrants shall be exercisable to the extent provided for in the Article and clause 2.6 below.

2.4 UDNYTTELSE

EXERCISE

2.4.1 For at udnytte Warrants skal Deltageren (eller i tilfælde af udnyttelse efter Deltagerens død eller umyndiggørelse, Deltagerens bobestyrer, arving eller værge) give meddelelse til selskabet om den påtænkte udnyttelse samt betale udnyttelseskursen som anført i punkt 2.4.2. Hvis Warrants udnyttes af en anden end Deltageren skal denne person fremlægge dokumentation, for personens ret til at udnytte de pågældende Warrants.

To exercise the Warrants, the Participant (or in the case of exercise after the Participant's death or incapacity, the Participant's executor, administrator, heir or legatee, as the case may be) must deliver to the company a notice of intent to exercise the Warrants and pay the exercise price as specified in clause 2,4.2. If someone other than the Participant exercises the Warrants, then such person must submit documentation verifying that such person has the legal right to exercise the Warrants.

2.4.2 Tegningskursen for aktierne, der udstedes ved udnyttelse af Warrants, skal indbetales kontant til Selskabet inden for 3 dage efter Selskabet har modtaget meddelelse om udnyttelsen.

The price of the shares to be issued upon the exercise of the Warrants shall be paid to the company in cash within three days of the date on which the company received notice of exercise.

2.4.3 Warrants kan kun udnyttes til at tegne et helt antal aktier.

The Warrants may be exercised only to subscribe for a whole number of shares.

2.5 CHANGE IN CONTROL

CHANGE IN CONTROL

2.5.1 Hvis selskabet gennemfører en "Change in Control" (som defineret nedenfor) før alle Warrants kan ud-

If the company consummates a Change in Control (as defined below) prior to the date that the Warrants

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nyttes, og Deltageren er i et ansættelses- eller andet tjenesteforhold til selskabet, et datterselskab eller et koncernselskab frem til datoen for en sådan Change in Control, skal 100 procent af de tildelte Warrants modne og kunne udnyttes umiddelbart før gennemførelsen af en sådan Change in Control.

are exercisable in full and the Participant continues to be employed by or in other service relationship with the company, a subsidiary or an affiliate through the date of such Change in Control, 100 per cent of the Warrants shall vest and become exercisable immediately prior to the consummation of such Change in Control.

"Change in Control" skal omfatte følgende begivenheder:

"Change in Control" means any of the following events:

A. en "person" (som dette begreb anvendes i §§ 13(d) and 14(d) i den amerikanske Securities Exchange Act fra 1934 med senere ændringer ("1934-Loven"), bortset fra:

(i)en administrator eller lignende, der besidder værdipapirer i henhold til en medarbejderordning i selskabet,

(ii)et selskab, der ejes direkte eller indirekte af aktionærerne i selskabet i væsentligt samme forhold som deres ejerskab af aktier i selskabet, eller

(iii)en person der umiddelbart forud for tildelingstidspunktet direkte eller indirekte er retmæssig ejer af mere end 50 % af stemmerettighederne i henhold til selskabets på dette tidspunkt værende

A. a "person" (as such term in used in Sections 13(d) and 14(d) of the US Securities Exchange Act of 1934, as amended (the "1934 Act")), other than:

(i)a trustee or other fiduciary holding securities under an employee benefit plan of the company,

(ii)a corporation owned, directly or indirectly, by the shareholders of the company in substantially the same proportions as their ownership of shares of the company, or

(iii)a person who beneficially owns, directly or indirectly, immediately prior to the grant date, more than 50% of the combined voting power of the company's then outstanding securities (a

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selskabskapital (en "50 % Ejer"),

der direkte eller indirekte er eller bliver "retmæssig ejer" (som defineret i regel 13D-3, i 1934-Loven) af aktier i selskabet, der repræsenterer mere end halvtreds procent (50 %) af de samlede stemmerettigheder i henhold til selskabets på dette tidspunkt udestående selskabskapital,

B. selskabet fusionerer eller sammenlægges med en anden virksomhed, bortset fra en fusion eller sammenlægning, hvor:

(i)en 50 % Ejer fortsat direkte eller indirekte ejer (enten ved at forblive udestående eller ved at blive konverteret til stemmeberettigede aktier i det fortsættende selskab) mere end halvtreds procent (50 %) af stemmerettighederne i selskabet eller den fortsættende enhed umiddelbart efter en sådan fusion eller sammenlægning, eller

(ii)indehaverne af de stemmeberettigede aktier i selskabet umiddelbart forud for en sådan fusion eller sammenlægning fortsat direkte eller indirekte ejer (enten ved at forblive udestående eller ved at blive konverteret til stemmeberettigede aktier i det fortsættende selskab) mere end halv-

"50% Owner"),

is or becomes the "beneficial owner" (as defined in Rule 13D-3 under the 1934 Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the company's then-outstanding securities;

B. the company merges or consolidates with any other corporation, other than in a merger or consolidation in which:

(i)a 50% Owner continues to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation; or

(ii)the holders of the voting securities of the company immediately prior to such merger or consolidation continue to own, directly or indirectly (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined vot-

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treds procent (50 %) af stemmerettighederne i selskabet eller den fortsættende enhed umiddelbart efter fusionen eller sammenlægningen i væsentligt samme forhold som deres ejerskab af de stemmeberettigede aktier i selskabet umiddelbart før en sådan fusion eller sammenlægning, eller

C. En likvidation af selskabet eller et salg eller anden overdragelse af alle eller i al væsentlighed alle selskabets aktiver,

dog således at:

(1)ingen begivenhed udgør en Change in Control, medmindre en sådan begivenhed også udgør en change in control event som defineret i § 409A(a)(ii)(a)(v) i den amerikanske Internal Revenue Code (med senere ændringer) og regler udstedt i henhold hertil, og

(2)ingen af følgende erhvervelser udgør en Change in Control i relation til de tildelte Warrants:

(a)eventuelle erhvervelser af aktier eller værdipapirer i Selskabet (uanset om det sker ved udstedelse af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet) i en transaktion eller serie transaktioner primært med ing power of the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation in substantially the same proportion as their ownership of the voting securities of the company immediately prior to such merger or consolidation; or

C. the complete liquidation of the company or the sale or other disposition of all or substantially all of the company's assets;

provided that:

(1)no event shall constitute a Change in Control hereunder unless such event is also a change in control event as defined under Section 409A(a)(ii)(A)(v) of the US Internal Revenue Code, as amended from time to time, and the regulations promulgated thereunder, and

(2)the following shall not constitute a Change in Control for the purposes of the Warrants:

(a)any acquisitions of securities of the Company directly from the company (whether by issuance of new securities or sale of existing securities held by the company) in a transaction or series of transactions principally for bona fide eq-

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bona fide egenkapitalsfinansieringsformål, hvori selskabet modtager kontanter eller selskabets gæld annulleres eller konverteres eller en kombination heraf, uity financing purposes in which cash is received by the company or indebtedness of the company is cancelled or converted or a combination thereof,

(b)enhver erhvervelse af aktier eller værdipapirer i selskabet (uanset om det sker ved udstedelse af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet), af en ordning for medarbejdere (eller en hermed forbundet ordning) støttet eller videreført af selskabet; eller

(b)any acquisition of securities of the company (whether by issuance of new securities or sale of existing securities held by the company) by any employee benefit plan (or related trust) sponsored by or maintained by the company, or

(c)enhver erhvervelse af aktier eller værdipapirer i selskabet, direkte eller indirekte fra selskabet, (uanset om det sker ved udstedelse af nye værdipapirer eller salg af eksisterende værdipapirer ejet af selskabet) af, eller enhver overdragelse af aktier eller værdipapirer blandt, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S og NB FP Investment II K/S såvel som enhver af sådanne aktionærers koncernforbundne eller associerede selskaber, herunder enhver komplementar eller kommanditist i sådanne aktionærer.

(c)any acquisitions of securities of the company directly from the company (whether by issuance of new securities or sale of existing securities held by the Company) by, or any transfer of securities among, Nordic Biotech K/S, Nordic Biotech Opportunity Fund K/S, NB FP Investment K/S and NB FP Investment II K/S as well as any affiliate or associate of such shareholders, including without limitation any limited or general partners of such shareholders.

2.5.2 Bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen, kan ved en Change in Control efter eget skøn vælge at (a) annullere alle udestående-

Upon a Change in Control, the board of directors, or a committee set up by the board of directors, if any, may, in its discretion (a) cancel any outstand-

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de Warrants imod kontant udbetaling af et beløb (herunder nul) svarende til forskellen mellem den på dette tidspunkt værende markedsværdi af selskabets aktie fratrukket udnyttelseskursen som fastsat i Vedtægtsbestemmelsen, (b) annullere alle Deltagerens uudnyttede Warrants, efter at have givet Deltageren rimelig mulighed for at udnytte alle modnede, udestående Warrants, (c) foranledige at det fortsættende selskab overtager alle udestående Warrants eller ombytter alle udestående Warrants med økonomisk sammenlignelige tildelinger eller (d) tage sådanne andre forholdsregler, som bestyrelsen eller et eventuelt udvalg anser for passende. Det er en forudsætning for ovenstående, at den valgte fremgangsmåde i al væsentlighed bevarer den økonomiske værdi af de omhandlede Warrants opgjort umiddelbart før en sådan Change in Control.

ing Warrants in exchange for a cash payment of an amount (including zero) equal to the difference between the then fair market value of the company's share less the agreed exercise price set forth in the Article, (b) after having given the Participant a reasonable chance to exercise any vested outstanding Warrants, terminate any or all of the Participant's unexercised Warrants, (c) cause the surviving corporation to assume all outstanding Warrants or replace all outstanding Warrants with economically comparable awards or (d) take such other action as the board of directors or the committee, if any, shall determine to be appropriate; provided that any such action shall substantially preserve the economic value of such Warrants determined as of immediately prior to such Change in Control.

2.6 OPHØR AF DELTAGERENS RELATION TIL SELSKABET

TERMINATION OF THE PARTICIPANT'S RELATIONS WITH THE COMPANY

2.6.1 Såfremt en Deltagers ansættelses- eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab ophører, kan Deltageren (eller efter omstændighederne Deltagerens repræsentant eller dødsbo) udnytte sine Warrants (i det omfang Deltageren var berettiget til at udøve sådanne Warrants på tidspunktet op-

In the event a Participant's employment or other service relationship with the company, a subsidiary or an affiliate is terminated, the Participant (or the Participant's legal representative or estate, as applicable) may exercise his Warrants (to the extent that the Participant was entitled to exercise such Warrants as of the date

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	høret) i en periode, der udløber på det tidligste af følgende tidspunkter: (a) datoen der falder tre måneder efter ophøret (dog 12 måneder derefter såfremt ophøret af ansættelses- eller andet tjenesteforhold hos selskabet skyldes Deltagerens død) og (b) udløbsdatoen for Warrants som fastsat i Vedtægtsbestemmelsen. Hvis Deltageren ikke udnytter sine Warrants inden for den periode, der er angivet heri eller i Vedtægtsbestemmelsen, bortfalder alle Warrants og de ophører med at kunne udnyttes uden kompensation.	of such termination) only within such period of time ending on the earlier of: (a) the date three months following such termination (12 months thereafter in the case of a termination of employment or other service relationship with the company due to the Participant's death) and (b) the expiration of the term of the Warrants as set forth in the Article. If, after such termination, the Participant does not exercise his Warrants within the time specified herein or in the Articles, the Warrants shall immediately terminate and cease to be exercisable with no compensation due therefor.
2.6.2	Såfremt en Deltagers ansættelses- eller andet tjenesteforhold hos selskabet, et datterselskab eller et koncernselskab opsiges af Selskabet mv. som følge af Deltagerens misligholdelse, bortfalder alle Warrants (uanset om de er modnet eller ej og uanset punkt 2.6.1), og de ophører med at kunne udnyttes uden kompensation.	In the event a Participant's employment or other service relationship with the company, a subsidiary or an affiliate is terminated by the company etc. for cause, all outstanding Warrants (whether or not vested and irrespective of clause 2.6.1) shall immediately terminate and cease to be exercisable with no compensation due therefor.
2.7	**UDLØB**	**EXPIRATION**
2.7.1	Warrants udløber på udløbsdatoen fastsat i Vedtægtsbestemmelsen eller på et sådant tidligere tidspunkt som måtte fremgå af disse vilkår.	The Warrants will expire on the expiration date set forth in the Article, or at such earlier point in time as may be provided for in these terms.
2.8	**OVERDRAGELSE**	**ASSIGNMENT**
2.8.1	Uden forudgående skriftligt samtykke	Except with the prior written consent

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fra Selskabets bestyrelse eller et eventuelt udvalg nedsat af bestyrelsen kan Warrants ikke overdrages af Deltageren, undtagen i henhold til testamente eller arv efter gældende arvelovgivning ved Deltagerens død, ligesom alene Deltageren (eller dennes værge i tilfælde af Deltagerens umyndiggørelse) kan udnytte Warrants i Deltagerens levetid. Overdragelse eller anden overførsel af Warrants eller de rettigheder, de repræsenterer, skal uanset om det sker frivilligt eller ufrivilligt, i henhold til lov eller på anden vis (undtagen i henhold til testamente eller arv efter gældende arvelovgivning ved Deltagerens død eller med forudgående skriftligt samtykke fra selskabets bestyrelse eller et eventuelt udvalg nedsat af bestyrelsen) under ingen omstændigheder tillægge modtageren nogen form for rettigheder hertil. Ved en sådan overdragelse eller overførsel fortabes retten til Warrants straks uden kompensation, og aftalen med Deltageren om tildelingen af Warrants ophører straks og vil ikke længere være gyldig.

of the company's board of directors, or a committee set up by the board of directors, if any, in its sole discretion, the Warrants are not transferable by the Participant other than to a designated beneficiary upon the Participant's death or by will or the laws of descent and distribution, and are exercisable during the Participant's lifetime only by him (or his legal guardian in the event of the Participant's incapacity). No assignment or transfer of the Warrants, or the rights represented thereby whether voluntary or involuntary, by operation of law or otherwise (except to a designated beneficiary, upon death, by will or the laws of descent or distribution or with the prior written consent of the company's board of directors or a committee set up by the board of directors, if any) will vest in the assignee or transferee any interest or right herein whatsoever, but immediately upon such assignment or transfer the Warrants will be forfeited with no compensation due therefor and the agreement with the Participant regarding the grant of Warrants will terminate and have no further force or effect.

2.8.2 Med forbehold for de i disse vilkår angivne indskrænkninger i relation til overdragelse af Warrants, er tildelingen af Warrants bindende for Deltageren og Deltagerens bobestyrer, værge og de(n) person(er), som Warrants

Subject to the restrictions on transfer of the Warrants set forth in these terms, the grant of Warrants will be binding upon the Participant and the Participant's beneficiaries, executors, administrators and the person(s) to

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149 kan overdrages til ved testamente, gældende arvelovgivning eller på an - den vis. whom the grant of Warrants may be transferred by will, the laws of de - scent or distribution or otherwise. 2.9 JUSTERING AF WARRANTS I TIL - FÆLDE AF ÆNDRINGER I SELSKA - BETS KAPITALFORHOLD ADJUSTMENTS OF THE WARRANTS IN CASE OF CHANGES to THE COMPANY'S CAPITAL 2.9.1 For at undgå udvanding eller forøgelse af Deltagernes rettigheder som følge af rekapitalisering, aktiesplit eller sammenlægning af aktier, reorganise - ring, spaltning, fusion, konsolidering, spin - off, sammenlægning, opløsning, ombytning af aktier eller lignende selskabsretlige transaktioner eller begivenheder, der påvirker aktierne, skal selskabets bestyrelse eller et eventuelt udvalg nedsat af bestyrel - sen justere, rekapitalisere eller ændre (a) antallet af aktier og typen af akti - er, der kan tegnes i henhold War - rants, herunder ADRs og ADSs vedrø - rende sådanne aktier, og/eller (b) udnyttelseskursen som angivet i Ved - tægtsbestemmelsen, dog således at der ikke skal foretages justering ved udstedelse af warrants (eller andre værdipapirer, herunder også aktier tegnet ved udnyttelse af warrants) til andre ansatte, ledelsesmedlemmer, bestyrelsesmedlemmer og konsulenter hos selskabet og/eller dets dattersel - skaber eller koncernselskaber (selv hvis sådanne warrants har en udnyt - telseskurs, der er lavere end mar - kedskursen på de underliggende akti - er, herunder ADRs og ADSs vedrøren - In order to prevent dilution or en - largement of the rights of Participants as a result of any recapitalization, forward or reverse share split, reor - ganization, division, merger, consoli - dation, spin - off, combination, dissolu - tion, division, share exchange or other similar corporate transaction or event that affects the shares, the board of directors or a committee set up by the board of directors, if any, shall adjust, recapitalize or modify (a) the number and kind of shares, including, without limitation, any ADRs and ADSs in re - spect of any such shares, which may thereafter be issued in connection with the Warrants, and/or (b) the exercise price relating to the Warrants and set out in the Article, provided however that no such adjustment shall take place merely as a result of the issuance of warrants (or other awards, including also shares sub - scribed for by exercise of warrants) to other employees, members of the management, members of the board of directors, and consultants of the company and/or its subsidiaries or affiliates (even if such warrants have an exercise price less than fair market de disse aktier, på tildelingstidspunktet). Det præciseres, at i tilfælde af en ændring i Selskabets kapitalforhold som følge af (i) en kapitalforhøjelse (herunder men ikke begrænset til udstedelse af yderligere aktier eller andre værdipapirer i selskabet, eller warrants til tegning af aktier i selskabet), (ii) en kapitalnedsættelse (herunder men ikke begrænset til ethvert tilbagekøb af aktier i selskabet eller annullering eller opsigelse/ophævelse af warrants til tegning af aktier i selskabet), (iii) en udstedelse af fondsaktier eller gratisaktier, (iv) en udstedelse af konvertible gældsbreve i selskabet, eller (v) udbyttebetalinger, skal hverken udnyttelseskursen eller antallet af aktier, der kan tegnes i henhold til de tildelte Warrants, justeres, medmindre andet specifikt fremgår af Vedtægtsbestemmelsen. Vilkårene i foregående sætning finder anvendelse selv hvis dispositionen, der giver anledning til en sådan ændring i selskabets kapitalforhold, sker til en kurs, der er lavere end markedskursen på selskabets aktier på tidspunktet for dispositionen.

value of the underlying shares, including, without limitation, any ADRs and ADSs in respect of any such shares, on the grant date). For the sake of clarity, in the event of a change in the company's capital structure by reason of (i) a capital increase (including, without limitation, the issuance of additional shares of the company and warrants to subscribe for shares of the company), (ii) a capital decrease (including, without limitation, any repurchase of shares of the company or the cancellation or termination of warrants to subscribe for shares of the company), (iii) an issuance of bonus or compensatory shares of the company, (iv) an issuance of convertible debt instruments of the company, or (v) dividends, neither the exercise price of the Warrants or the number of shares which may be subscribed pursuant to the Warrants shall be adjusted unless otherwise specifically provided for in the Article. The terms of the immediately preceding sentence shall apply even if the transaction giving rise to such change in the company's capital structure shall take place at a price below the fair market value of the company's shares at the time of the transaction.

2.10 SKAT

2.10.1 Deltageren er forpligtet til at betale selskabet den eventuelle kildeskat, som selskabet måtte blive opkrævet i

TAXES

The Participant shall be required to pay to the company (and the company shall have the right to deduct from

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relation til Warrants eller udnyttelsen heraf (og selskabet er berettiget til at fratrække et sådant beløb i ethvert vederlag, der udbetales til Deltageren), ligesom Deltageren skal foretage alle øvrige foranstaltninger som bestyrelsen eller et eventuelt udvalg nedsat af bestyrelsen finder nødvendige for at opfylde alle forpligtelser i relation til betalingen af kildeskat.

any compensation payable to the Participant), the amount of any required withholding taxes in respect of the Warrants or the exercise thereof and to take all such other action as the board of directors or a committee set up by the board of directors, if any, deems necessary to satisfy all obligations for the payment of such withholding taxes.

2.11 MEDDELELSER

NOTICES

2.11.1 Enhver meddelelse, der skal leveres til selskabet i relation til tildeling eller udnyttelse af Warrants, skal være skriftlig og rettes til Selskabets CEO på selskabets hovedkontor. Enhver meddelelse, der skal leveres til Deltageren i relation til tildeling eller udnyttelse af Warrants, skal være skriftlig og rettes til Deltageren på Deltagerens adresse som angivet i selskabets protokoller. Hver part kan skriftligt (eller på en anden af selskabet godkendt måde) angive en anden adresse.

Any notice required to be delivered to the company in regard to the grant or exercise of Warrants shall be in writing and addressed to the company's CEO at the company's principal corporate offices. Any notice required to be delivered to the Participant in regard to the grant or exercise of Warrants shall be in writing and addressed to the Participant at the Participant's address as shown in the records of the company. Either party may designate another address in writing (or by such other method approved by the company) from time to time.

2.12 LOVVALG

GOVERNING LAW

2.12.1 Vilkårene for tildelingen og udnyttelsen af Warrants skal fortolkes i overensstemmelse med dansk ret.

The grant and exercise of Warrants will be construed and interpreted in accordance with the laws of Denmark.

2.13 ÆNDRINGER

AMENDMENTS

2.13.1 Selskabets bestyrelse eller et eventu-

The company's board of directors or a

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elt udvalg nedsat af bestyrelsen, kan ændre, suspendere, afbryde eller annullere aftalen med Deltageren om tildelingen af Warrants fremadrettet eller med tilbagevirkende kraft, idet en sådan ændring mv. dog ikke uden Deltagerens samtykke må påvirke Deltagerens væsentlige rettigheder, for så vidt angår tildelingen og udnyttelsen af Warrants, negativt.

committee set up by the board of directors, if any, has the right to amend, alter, suspend, discontinue or cancel the agreement with the Participant regarding the grant of Warrants, prospectively or retroactively; provided that, no such amendment etc. shall adversely affect the Participant's material rights in regard to the grant and exercise of Warrants without the Participant's consent.

3 GENERELLE VILKÅR FOR KAPITALFORHØJELSER

GENERAL TERMS FOR CAPITAL INCREASES

3.1 Udover de under punkt 1 anførte vilkår for den til de udstedte Warrants hørende kapitalforhøjelse gælder følgende vilkår:

- De nye aktier udstedes i aktier à DKK 0,10 eller multipla heraf,
- De nye aktier skal give ret til udbytte i selskabet for det løbende regnskabsår, hvori aktierne tegnes, på lige fod med de eksisterende aktier og andre rettigheder i selskabet fra og med datoen for tegningen af aktierne,
- De nye aktier skal tilhøre samme aktieklasse, som de eksisterende aktier i selskabet,

In addition to the terms and conditions set forth under clause 1, the increase of the share capital relating to the warrants granted shall be subject to the following terms and conditions:

- The new shares will be divided into shares of nominally DKK 0.10 or multiples hereof;
- The new shares will carry dividend rights for the financial year in which subscription takes place on equal terms with the existing shares as well as other rights in the company as from the day of subscription of the shares;
- The new shares shall belong to the same share class as the existing shares in the company;

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153 - Kapitalforhøjelsen sker uden for - tegningsret for de hidtidige akti - onærer, idet tegningen sker på baggrund af warrants udstedt til selskabets eller dets dattersel - skabers medarbejdere, direkti - onsmedlemmer, bestyrelsesmed - lemmer og konsulenter, - Der skal ikke gælde indskrænk - ninger i den til de nye aktier knyttede fortegningsret ved fremtidige kapitalforhøjelser, - Fristen for tegning af de nye ak - tier beregnes på baggrund af be - stemmelserne i punkt 2 , - Det fulde beløb til tegning af det antal aktier, som de omfattede medarbejdere mv . ønsker at tegne, skal indbetales kontant og senest samtidig med tegnin - gen af de pågældende aktier, - De nye aktier skal lyde på navn, noteres i selskabets ejerbog og være ikke - omsætningspapirer . - De anslåede omkostninger, der skal afholdes af selskabet ved kapitalforhøjelsen, udgør DKK 20 . 000 + moms . - The capital increase shall be made without any pre - emption rights for the existing sharehold - ers, given that the subscription is based on warrants issued to the company’s or its subsidiar - ies’ employees, members of the management, members of the board of directors, and consult - ants ; - The pre - emption rights attached to the new shares shall not be subject to any restrictions in the event of future capital increases ; - The deadline for subscription of the new shares shall be calculat - ed pursuant to the provisions in clause 2 ; - The full subscription amount for the number of shares which the employees etc . wish to subscribe for, shall be paid in cash no later than on the day of subscription of the shares in question ; - The new shares shall be made out in the name of the holder, be recorded in the company’s regis - ter of shareholders and be non - negotiable instruments . - The estimated costs to be borne by the company in connection with the capital increase are ap - proximately DKK 20 , 000 + VAT .

154 *** *** Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 26. november 2019. Latest amendment of the articles of association, including appendices, was resolved on 26 November 2019 .

557 8 4 / T W E BILAG 3 TIL VEDTÆGTERNE FOR FORWARD PHARMA A/S (CVR - NR. 28865880) I. BAGGRUND OG FORMÅL På Selskabets ekstraordinære generalforsamling den 2 . august 2017 ("EGF") blev det be - sluttet, at (i) foretage et split af Selskabets aktier i aktier a hver nominelt DKK 0 , 01 , (ii) nedsætte Selskabets aktiekapital med nominelt DKK 3 . 774 . 719 , 92 ( 80 % reduktion og an - nullation af aktierne), og (iii) udbetale et beløb til aktionærerne på EUR 19 , 45 pr . aktie a nominelt DKK 0 , 10 , se det som underbilag A vedhæftede resumé . Kapitalnedsættelsen og udbetalingen til Selskabets aktionærer blev gennemført den 1 . september 2017 (" Gennem - førelsesdagen ") . Den økonomiske værdi af visse warrants og deferred share optioner udstedt af Selskabet til visse af koncernens medarbejdere, bestyrelsesmedlemmer og konsulenter mv . blev udvan - det som følge beslutningerne vedtaget på EGF . De berørte optioner, der omfattes af justeringerne i dette bilag 3 , er : - warrants udstedt i henhold til punkt 1.5, 1.6, 1.9, og 1.13 i bilag 1 til selskabets ved - tægter; - warrants udstedt i henhold pkt. 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, og 1.23 i bilag 2 til selskabets vedtægter; and - deferred share optioner tildelt af selskabet før, og fortsat i kraft på, datoen for EGF (" EGF Datoen ") (under et " Optionerne ") . Formålet med justeringerne af vilkårene for Optionerne (" Optionsvilkårene ") og kompen - sationen af de relevante indehavere af Optionerne (hver især en " Optionsindehaver " og under et " Optionsindehaverne ") er grundlæggende at stille Optionsindehaverne som om, de var aktionærer i selskabet på EGF Datoen .

2 II. PRINCIPPER FOR JUSTERING OG KOMPENSATION Indledning Udnyttelsesprisen for de enkelte Optioner er i de forskellige Optionsvilkår anført i enten DKK eller USD, og udbetalingen den 1 . september 2017 blev foretaget i EUR . I sammenfatningen nedenfor er alle beløb anført i EUR . Hvor en valutaomregning har fundet sted, er den af Nationalbanken offentliggjorte relevante valutakurs på EGF Datoen anvendt . Optionerne består af warrants (der berettiger Optionsholderen til at tegne nye aktier i Sel - skabet mod betaling af en udnyttelsespris) og deferred share optioner (som berettiger Opti - onsholderen til, efter Selskabets valg, at enten købe eksisterende aktier eller tegne nye aktier i selskabet mod betaling af kurs pari for aktierne) . Teknikken bag de to typer Optio - ner er imidlertid, i relation til justeringer med henblik på at afværge økonomisk udvanding, identiske og følgende sammenfatning af justeringerne gælder for både warrants og deferred share optioner . Anvendelsen af de principper, der er fastsat i dette bilag 3 , forventes at indebære en udbe - taling fra selskabet til Optionsindehaverne på ca . EUR 36 , 2 mio . i alt . 1. Generel justering (uanset modning) Følgende justeringer skal foretages af alle relevante Optioner, uanset modning: (i) Justering af aktier som kan tegnes/købes i henhold til Optionen . En 80 % reduktion af den nominelle værdi af de aktier, som en Option giver Optionsindehaveren ret til at tegne eller, efter omstændighederne, købe . En Option, der hidtil har berettiget Optionsindehaveren til at tegne eller, efter omstændighederne, købe en aktie a no - minelt DKK 0 , 10 , skal således fremover berettige Optionsindehaveren til at teg - ne/købe to aktier a nominelt DKK 0 , 01 hver (dvs . nominelt DKK 0 , 02 i alt) . (ii) Reduktion af Udnyttelsesprisen . Reduktion af udnyttelsesprisen for en Option med et beløb svarende til udbetalingen til aktionærerne på EUR 19 , 45 pr . aktie a nominelt DKK 0 , 10 (" Udlodningen "), idet den således reducerede udnyttelsespris dog aldrig kan blive under kurs 100 som følge af præceptiv dansk selskabsret . Optionsindeha - veren bliver herved kompenseret ved en reduktion af Optionens udnyttelsespris med et beløb lig med den oprindelige udnyttelsespris minus den reducerede udnyttelses - pris (" Udnyttelsespriskompensationen ") .

3 Er udnyttelsesprisen for en Option lig med eller højere end EUR 19 , 45 (minus kurs pari på DKK 0 , 10 ) pr . aktie a nominelt DKK 0 , 01 , da skal den reducerede udnyttel - sespris pr . aktie a nominelt DKK 0 , 01 på Gennemførelsesdagen udgøre : Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,10 på EGF Datoen * Redu - ceret udnyttelsespris pr. aktie a DKK 0,10 Samlet antal Optioner med ret til tegning/køb af aktier a DKK 0,01 pr. Gennemførelsesda - gen Eftersom Optioner i form af deferred share optioner altid skal udnyttes til kurs pari, er deferred share optioner ikke genstand for reduktion af udnyttelsesprisen (bortset fra hvad der følger af aktiesplittet) . 2. Optioner, der er modnet EGF Datoen I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som er modnet til udnyttelse pr. EGF Datoen: (i) Kontant Kompensation . Hvor udnyttelsesprisen for en modnet del af en Option forud for justeringen under afsnit 1 (ii) ovenfor var mindre end EUR 19 , 45 (minus kurs pa - ri) pr . aktie a nominelt DKK 0 , 10 , skal der udbetales en kontant kompensation til Optionsindehaveren beregnet som følger : Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet)) 3. Optioner, der ikke er modnet pr. EGF Datoen I tillæg til den generelle justering under afsnit 1 skal følgende justering foretages af den del (om nogen) af Optionerne, som ikke er modnet til udnyttelse pr. EGF Datoen: (i) Ret til Tegning af Yderligere Aktier . Der udbetales ingen kontant kompensation til Optionsindehavere for den del af Optioner, der ikke er modnet til udnyttelse på EGF Datoen . Det foreslås, at Optionsindehaveren i stedet kompenseres ved følgende ju - stering af den ikke - modnede del af Optionerne :

4 Hvor udnyttelsesprisen for en ikke - modnet del af en Option forud for justeringen under afsnit 1 (ii) ovenfor var mindre end EUR 19 , 45 (minus kurs pari) pr . aktie a nominelt DKK 0 , 10 , skal antallet af ikke - modnede aktier forøges som følger : Ikke - kompenseret beløb (" IKB ") * antal ikke - modnede aktier Efterfølgende markedsværdi pr. ADS (" EMPA ")/2 h v or : IKB = Ikke - kompenseret beløb pr. ikke - modnet aktie a DKK 0,10 beregnet som Udlodningen minus Udnyttelsespriskompensationen minus DKK 0,08 (lig med 80 % af aktiens kurs pari (før aktiesplittet)). EMPA = (a) EUR 5 . 054086 , som er markedsprisen for 1 ADS (repræsenterende to aktier a hver DKK 0 , 01 ) efter ex - dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen, til og med den 11 . handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af dividende fra kapitalnedsættelsen minus (b) DKK 0 , 02 . 4. Illustrativt beregningseksempel Se underbilag B der indeholder et illustrativt beregningseksempel baseret på principperne ovenfor. I I I . BEMYNDIGELSE AF BESTYRELSEN Bestyrelsen er bemyndiget til, at: (i) anvende de principper for justering og Kompensation, der er fastsat i dette bilag 3 , og til at supplere og foretage sådanne modifikationer og tilpasninger heraf, som ef - ter bestyrelsens rimelige vurdering er nødvendig eller ønskelig for at udmønte dette bilag 3 's principper for justering og kompensation i hvert enkelt tilfælde ;

5 (ii) forberede og gennemføre de relevante justeringer af Optionsvilkårene og til at indgå og udstede alle dokumenter og aftaler, der er nødvendige i den forbindelse; og (iii) udbetale et sådant kontant kompensationsbeløb til Optionsindehaverne, som er en konsekvens af anvendelse af principperne i dette bilag 3 , herunder efter udnyttelse af bestyrelsens bemyndigelse i dette afsnit III, i hvert enkelt tilfælde med forbehold for den berørte Optionsindehavers forudgående kon - traktuelle samtykke, hvor det er nødvendigt --- Seneste ændring af vedtægterne, inklusive bilag, blev vedtaget den 8. maj 2019.

6 Underbilag A Resultat af ekstraordinær generalforsamling august 2017 Der afholdtes ekstraordinær generalforsamling i Forward Pharma A/S ("Selskabet") den 2 . august 2017 på Selskabets adresse Østergade 24 A, 1 . sal, 1100 København K, Danmark ("EGF") . En aktiekapital på DKK 3 . 521 . 856 og 35 . 218 . 560 stemmer var repræsenteret på EGF . Resultatet af EGF var følgende : (a) Beslutning om gennemførelse af aktiesplit i forholdet 1 / 10 og nedsættelse af aktie - kapitalen til overkurs og udbetaling til aktionærerne med EUR 19 , 45 pr . aktie a no - minelt DKK 0 , 10 (svarende til EUR 2 , 43125 pr . aktie a nominelt DKK 0 , 01 som an - nulleres) med 35 . 218 . 560 stemmer for og 0 stemmer imod, og ingen som undlod at stemme . Forslaget blev vedtaget med det indhold, som var foreslået af bestyrelsen .

557 8 4 / T W E UNDERBILAG B - ILLUSTRATIVT BEREGNINGSEKSEMPEL Indehaver: Antal warrants med ret til tegning af aktier a DKK 0,10: 90,000 Udnyttelsespris (per aktie a DKK 0,10) : USD 18.00 Modnede warrants i procent (pr. EGF Datoen) (=15/36): 41.67% Antal modnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=ROUNDDOWN(D6*D8;0)): 37,500 Antal umodnede warrants med ret til tegning af aktier a DKK 0,10 (pr. EGF Datoen) (=D6 - D9): 52,500 Udlodning til aktionærerne (pr aktie a DKK 0,10): EUR 19.45 Udlodning til aktionærerne (pr aktie a DKK 0,10) konverteret til USD (=D12*D14/100): USD 23.01 Valutakurs USD/EUR pr EGF Datoen: 118.29 Valutakurs DKK/USD pr EGF Datoen: 628.83 Valutakurs DKK/EUR pr EGF Datoen: 743.84 Reduceret udnyttelsespris (pr aktie a DKK 0,10) (=MAX((D7 - D13);0.1)) DKK 0.10 Reduceret udnyttelsespris (pr aktie a DKK 0,01) (=D18/10) DKK 0.01 Beløb kompenseret ved reduktion af udnyttelsesprisen (pr aktier a DKK 0,10) (=(D7 - D18/D15*100)/D14*100) EUR 15.20 Kontant beløb til udbetaling (pr modnet aktie a DKK 0,10) (=(D12 - D20) - ((0.1/D16*100)*0.8)) EUR 4.23585 Kompensation (=D9*D22): EUR 158,844.33 Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex - dividende datoen (se fodnoten nedenfor om fastsættelse af markedsprisen til dette formål): USD 5.9784787480 Markedspris* for 1 ADS (repræsenterende to aktier a hver DKK 0,01) efter ex - dividende datoen konverteret til EUR (=D25/D14*100): EUR 5.05408635 Ikke - kompenseret beløb pr umodnet aktie a DKK 0,10 (=(D12 - D20) - ((0.1/D16*100)*0.8)): EUR 4.23585 Ikke kompenseret beløb for alle umodnede aktier a hver DKK 0,10 (=D10*D27): EUR 222,382.06 Antal yderligere warrants med ret til tegning af aktier a DKK 0,01 (=D28/(D26/2 - 0.01/D16*100)): 88,048 Antal warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D6*10*0.2+D29): 268,048 Antal modnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D9*10*0.2): 75,000 Antal umodnede warrants efter gennemførelse af aktiesplit og kapitalnedsættelse med ret til tegning af aktier a DKK 0,01 (=D10*10*0.2+D29): 193,048 *Markedsprisen for 1 ADS (repræsenterende to aktier af hver DKK 0,01) efter ex - dividende datoen beregnet som den vægtede (volumen) gennemsnitlige offentliggjorte lukkekurs over ti handelsdage fra og med den anden handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen, til og med den 11. handelsdag efter den handelsdag, hvor ADS'erne blev handlet uden ret til modtagelse af udlodning fra kapitalnedsættelsen.

557 8 4 / T W E APPENDIX 3 TO ARTICLES OF ASSOCIATION OF FORWARD PHARMA A/S (CBR - NO. 28865880) I. BACKGROUND AND PURPOSE At the company's extraordinary general meeting on 2 August 2017 (the " EGM "), it was re - solved to (i) split the shares of the company into shares of each nominally DKK 0 . 01 , (ii) decrease the company's share capital by nominally DKK 3 , 774 , 719 . 92 ( 80 % reduction and annulment of shares) ; and (iii) distribute proceeds to the shareholders of EUR 19 . 45 per share of nominally DKK 0 . 10 , see the result summary attached hereto as sub - schedule A . The capital decrease and payment of proceeds to the company's shareholders were com - pleted on 1 September 2017 (The " Effective Date ") . The financial value of certain warrants and deferred share awards issued by the company to certain employees, board members and consultants, etc . of the group, was diluted by the resolutions adopted at the EGM . The affected awards that are comprised by the adjustments set out in this appendix 3 are : - warrants granted pursuant to articles 1.5, 1.6, 1.9, and 1.13 of appendix 1 to the com - pany's articles of association; - warrants granted pursuant to articles 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1,7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.16, 1.17, 1.18, 1.19, 1.20, 1.21 1.22, and 1.23 of appendix 2 to the company's articles of association; and - deferred share awards granted by the company prior to, and still in force as per, the date of the EGM (the " EGM Date ") (collectively the " Awards ") . The purpose of the adjustment of the terms and conditions governing the Awards (the " Award Terms ") and compensation of the holders of Awards (each an " Award Holder " and collectively the " Award Holders ") is basically to treat the Award Holders as if they had been shareholders in the company on the EGM Date .

9 II. ADJUSTMENT AND COMPENSATION PRINCIPLES Introduction Under the various Award Terms, the exercise price of the individual Awards is set out in either DKK or USD currency, and the proceeds were paid out to the shareholders in EUR on 1 September 2017 . In the outline below, all amounts are set out in EUR . Where a conver - sion of currency has taken place, the applicable exchange rates quoted by the Danish Na - tional Bank on the EGM Date have been used . The Awards consist of warrants (which entitle the Award Holder to subscribe for new shares in the company against payment of an exercise price) and deferred share awards (which entitle the Award Holder to, at the choice of the company, purchase existing shares or sub - scribe for new shares in the company against payment of par value of the shares) . Howev - er, the mechanics of the two types of Awards are, in relation to relevant adjustments to prevent financial dilution, identical and the following outline of adjustments and compensa - tion is applicable to both warrants and deferred share awards . The application of the principles set out in this appendix 3 is expected to result in the com - pany's payment of a total cash compensation to Award Holders in the amount of app . mEUR 36 . 2 . 1. General adjustment (regardless of vesting) The following adjustment shall be made to all Awards, regardless of vesting: (i) Adjustment of shares that may be subscribed for/purchased pursuant to the Award . An 80 % reduction of the nominal amount of the shares that an Award entitles the Award Holder to subscribe for or purchase (as the case may be) . Consequently, where an Award has hitherto entitled the Award Holder to subscribe or purchase (as the case may be) for a share of nominal DKK 0 . 10 , such Award will henceforth enti - tle the Award Holder to subscribe for/purchase two shares of nominally DKK 0 . 01 each (i . e . nominally DKK 0 . 02 in total) . (ii) Reduction of Exercise Price . Reduction of the exercise price for an Award by an amount corresponding to the distributed proceeds of EUR 19 . 45 per share of each nominally DKK 0 . 10 (the “ Proceeds ”), provided always, however, that the so re -

10 duced exercise price cannot be lower than par value of the share as per mandatory Danish company law . The Award Holder is hereby compensated by reduction of the Awards' exercise price by an amount equal to the original exercise less the de - creased exercise price (the " Exercise Price Compensation ") . Where the exercise price for an Award is equal to or higher than EUR 19 . 45 (less par value of DKK 0 . 10 ) per share of nominally DKK 0 . 01 , the decreased exercise price per share of nominally DKK 0 . 01 as per the Effective Date is : Total number of Awards allowing for subscription/purchase of shares of DKK 0.10 as per EGM Date * Decreased exercise price per share of DKK 0.10 Total number of Awards allowing for subscription/purchase of shares of DKK 0.01 as per Effective Date Since Awards in the form of deferred share awards shall always be exercised at par value, deferred share awards will not be subject to a reduction of the exercise price (other than what follows from the share split) . 2. Awards vested as per EGM Date In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has vested as per the EGM Date: (i) Cash Compensation . Where the exercise price of the vested part of an Award prior to the adjustment following from section 1 (ii) above was lower than EUR 19 . 45 (less par value) per share of nominally DKK 0 . 10 , a cash compensation per vested share shall be paid out to the Award Holder calculated as follows : Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split)) See illustrative calculation example in sub - schedule B . 3. Awards not vested as per EGM Date In addition to the general adjustment under section 1, the following adjustment shall be made to that part (if any) of the Awards that has not vested as per the EGM Date:

11 (i) Right to Subscribe for Additional Shares . No cash compensation will be paid out to Award Holders on that part of the Awards that has not vested as per the EGM Date . Instead, it is proposed to compensate the Award Holder by the following adjustment of the unvested part of the Awards : Where the exercise price of the unvested part of an Award prior to the adjustment following from section 1 (ii) above was lower than EUR 19 . 45 (less par value) per share of nominally DKK 0 . 10 , then the number of unvested shares should be in - creased as follows : Uncompensated Amount (" UA ") * the number of unvested shares Subsequent Market Price per ADS (" SMPA ")/2 where: UA = Uncompensated amount per unvested share of DKK 0.10 calculated as Proceeds less Exercise Price Compensation less DKK 0.08 (equal to 80 % of the par value of share (pre share split)) SMPA = (a) EUR 5 . 054086 , being the market price of 1 ADS (representing two shares of DKK 0 . 01 each) following the ex - dividend date calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2 nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and including) the 11 th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease less (b) DKK 0 . 02 . 4. Illustrative calculation example See sub - schedule B that includes an illustrative calculation example based on the above principles. I I I . AUTHORIZATION OF THE BOARD OF DIRECTORS The board of directors is authorized to:

12 ( i v ) utilize the adjustment and compensation principles set out in this appendix 3 and to supplement and make such modifications and adaptions hereof as, in the reasonable opinion of the board of directors, are necessary or desirable in order to utilize the adjustment and compensation principles set out in this appendix 3 in each particular case ; ( v ) prepare and complete the relevant adjustments of the Award Terms and to execu - tive and deliver all documents and agreements required in relation thereto; and ( v i ) pay out to the Award Holders the cash compensation amount being the consequence of the application of principles set out herein, including the utilisation of the board of directors' authorisation under this section III, in each case subject to the Award Holder's prior contractual consent, where required. --- Latest amendment of the articles of association, including appendices, was resolved on 26 November 2019.

13 Sub - schedule A Results of August 2017 Extraordinary Meeting of Shareholders An extraordinary meeting of the shareholders of Forward Pharma A/S (the “Company”) was held on August 2 , 2017 at the Company’s offices, Østergade 24 A, 1 , 1100 Copenhagen K, Denmark (the “Shareholders’ Meeting”) . DKK 3 , 521 , 856 of the Company's share capital and 35 , 218 , 560 votes, respectively, were represented at the Shareholders’ Meeting . Results of the Shareholders’ Meeting were as follows : (a) Adoption of the proposal to make a share split in the ratio 1 / 10 and decrease the share capital at a premium rate and payment of the proceeds to the shareholders at a rate of EUR 19 . 45 per share of nominally DKK 0 . 10 (corresponding to EUR 2 . 43125 per share of nominally DKK 0 . 01 being annulled) by 35 , 218 , 560 votes in favour, and with 0 votes against and 0 abstentions . The proposal was adopted in the form proposed by the Board of Directors .

557 8 4 / T W E SUB - SCHEDULE B - ILLUSTRATIVE CALCULATION EXAMPLE Participant: Number of warrants allowing for subscription of shares of DKK 0.10: 90,000 Exercise Price (per share of DKK 0.10): USD 18.00 Percentage of warrants vested (as of EGM Date) (=15/36): 41.67% Number of vested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=ROUNDDOWN(D6*D8;0)): 37,500 Number of unvested warrants allowing for subscription of shares of DKK 0.10 (as of EGM Date) (=D6 - D9): 52,500 Distribution of proceeds (per share of DKK 0.10): EUR 19.45 Distribution of proceeds (per share of DKK 0.10) converted to USD (=D12*D14/100): USD 23.01 Exchange rate USD/EUR as of the EGM Date: 118.29 Exchange rate DKK/USD as of the EGM Date: 628.83 Exchange rate DKK/EUR as of the date of the EGM Date: 743.84 Decreased Exercise Price (per share of DKK 0.10) (=MAX((D7 - D13);0.1)) DKK 0.10 Decreased Exercise Price (per share of DKK 0.01) (=D18/10) DKK 0.01 Amount compensated by reduction of Exercise Price (per share of DKK 0.10) (=(D7 - D18/D15*100)/D14*100) EUR 15.20 Amount payable in cash (per vested share of DKK 0.10) (=(D12 - D20) - ((0.1/D16*100)*0.8)) EUR 4.23585 Compensation (=D9*D22): EUR 158,844.33 Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date (see note below for determination of market price for this purpose): USD 5.9784787480 Market price* of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date converted to EUR (=D25/D14*100): EUR 5.05408635 Uncompensated amount per unvested share of DKK 0.10 (=(D12 - D20) - ((0.1/D16*100)*0.8)): EUR 4.23585 Uncompensated amount for all unvested shares of DKK 0.10 each (=D10*D27): EUR 222,382.06 Number of Additional Shares of DKK 0.01 each (=D28/(D26/2 - 0.01/D16*100)): 88,048 Number of warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D6*10*0.2+D29): 268,048 Number of vested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D9*10*0.2): 75,000 Number of unvested warrants following completion of share split and capital decrease allowing for subscription of shares of DKK 0.01 (=D10*10*0.2+D29): 193,048 *The market price of 1 ADS (representing two shares of DKK 0.01 each) following the ex - dividend date has been calculated as the volume weighted average quoted closing price over ten trading days beginning (and including) the 2nd trading day where ADSs are trading without the right to receive dividends from the capital decrease and ending (and includ - ing) the 11th trading day after the trading day where ADSs are trading without the right to receive dividends from the capital decrease.

15